04050182

AR-5

SEC MAIL PROCESSING
RECEIVED
NOV 16 2004
WASH, D.C. 213 SECTION

AR/S

SILVERSTAR HOLDINGS, LTD.

P.E.
6/30/04

PROCESSED
NOV 18 2004
THOMSON
FINANCIAL

Notice of Meeting and Proxy Statement for
our 2004 Annual Meeting of Stockholders

2004 Annual Report on Form 10-KSB

SILVERSTAR HOLDINGS, LTD.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD DECEMBER 16, 2004

NOTICE IS HEREBY GIVEN that the 2004 Annual Meeting of Stockholders (the "Meeting") of Silverstar Holdings, Ltd. (the "Company") will be held at the offices of Jenkens & Gilchrist Parker Chapin LLP, The Chrysler Building, 405 Lexington Avenue, Ninth Floor, New York, New York on Thursday, December 16, 2004, at 12:00 p.m., Eastern Standard Time, to consider and act upon the following matters:

1. The election of five (5) directors of the Company to serve as the Board of Directors until the next annual meeting of stockholders and until their successors are duly elected and qualified;

2. A proposal to approve the Company's 2004 Stock Incentive Plan, which provides for the issuance of up to 1,000,000 shares of the Company's common stock as stock awards or pursuant to options to directors, officers, employees and consultants of the Company;

3. A proposal to ratify the appointment Rachlin Cohen & Holtz LLP as the Company's independent public accountants for the fiscal year ending June 30, 2005; and

4. The transaction of such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Information regarding the matters to be acted upon at the Meeting is contained in the accompanying Proxy Statement.

The close of business on November 10, 2004 has been fixed as the record date for the determination of stockholders entitled to notice of and to vote at the Meeting and any adjournment or postponement thereof. A list of such stockholders will be open for examination by any stockholder for any purpose germane to the meeting, during ordinary business hours, for a period of at least 10 days prior to the meeting at Jenkens & Gilchrist Parker Chapin LLP, The Chrysler Building, 405 Lexington Avenue, Ninth Floor, New York, New York 10174.

By Order of the Board of Directors,

Dawna Ferguson,
Secretary

Hamilton, Bermuda
November 15, 2004

It is important that your shares be represented at the Meeting. Each stockholder is urged to sign, date and return the enclosed form of proxy which is being solicited on behalf of the Board of Directors. An envelope addressed to the Company's transfer agent is enclosed for that purpose and needs no postage if mailed in the United States.

SILVERSTAR HOLDINGS, LTD.
Clarendon House
Church Street, Hamilton HM CX, Bermuda

PROXY STATEMENT
FOR
ANNUAL MEETING OF STOCKHOLDERS
December 16, 2004

This Proxy Statement is furnished to the holders of our common stock, par value $.01 per share, and to the holders of our Class B common stock, par value $.01 per share in connection with the solicitation of proxies by and on behalf of our Board of Directors for use at our 2004 Annual Meeting of Stockholders (the "Annual Meeting") to be held on Thursday, December 16, 2004, at 12:00 p.m., Eastern Standard Time, at the offices of Jenkens & Gilchrist Parker Chapin LLP, The Chrysler Building, 405 Lexington Avenue, Ninth Floor, New York, New York, and at any adjournments or postponements of such meeting. The Annual Meeting is being held for the purposes set forth in the accompanying Notice of Annual Meeting. The approximate mailing date of this Proxy Statement is November 15, 2004.

The close of business on November 10, 2004 has been fixed by the Board of Directors as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments or postponements of such meeting. As of the record date, there were 7,812,347 shares of our common stock outstanding and 876,025 shares of our Class B common stock outstanding, which are the only classes of our voting securities issued and outstanding. Each share of our common stock outstanding on the record date will be entitled to one vote on all matters to come before the Annual Meeting. Each share of our Class B common stock outstanding on the record date will be entitled to five votes on all matters to come before the Annual Meeting. Cumulative voting is not permitted. A majority of our total issued voting shares, represented in person or by proxy, is required to constitute a quorum for the transaction of business at the Annual Meeting. Proxies submitted which contain votes withheld in the election of directors, abstentions or broker non-votes will be deemed present at the Annual Meeting in determining the presence of a quorum.

The affirmative vote of a majority of the votes cast, in person or by proxy, at the Annual Meeting will be required (i) to elect each director (Proposal 1), (ii) to approve the Company's 2004 Stock Incentive Plan (Proposal 2), and (iii) to ratify the appointment of Rachlin Cohen & Holtz LLP as our independent public accountants for our fiscal year ending June 30, 2005 (Proposal 3). Abstentions, broker non-votes and votes not otherwise cast at the Annual Meeting will not be counted for the purpose of determining the outcome of the vote on Proposals 1, 2 and 3.

Our Board of Directors has unanimously recommended a vote FOR each nominee named in the Proxy, FOR Proposal 2 and FOR Proposal 3.

It is important that your shares are represented at the Annual Meeting, and, therefore, all stockholders are cordially invited to attend the Annual Meeting. However, whether or not you plan to attend the Meeting, you are urged to, as promptly as possible, mark, sign, date and return enclosed proxy card, which requires no postage if mailed in the United States in the enclosed pre-paid envelope. If you hold shares directly in your name and attend the Annual Meeting, you may vote your shares in person, even if you previously submitted a proxy card.

Unless otherwise specified, all proxies received will be voted **FOR** the election of all nominees named herein to serve as directors and **FOR** each of the other proposals set forth in the accompanying Notice of Annual Meeting of Stockholders and described below. A proxy may be revoked at any time before its exercise by delivering written notice of revocation to our Secretary, by executing a proxy bearing a later date or by attendance at the Annual Meeting and electing to vote in person. Attendance at the Annual Meeting without voting in person will not constitute revocation of a proxy.

Our annual report on form 10-K for the 2004 fiscal year (which is not part of the proxy soliciting material), which contains financial data and other information about us, is also enclosed herewith. **Exhibits to the Form 10-K will be furnished without charge to any stockholder so requesting by writing to Corporate Secretary, Silverstar Holdings, Ltd., 6100 Glades Road, Suite 305, Boca Raton, FL 33434.**

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of November 8, 2004, certain information as to the beneficial ownership of the our common stock by:

- each person known by us to own more than five percent (5%) of our outstanding shares;
- each of our directors;
- each of our executive officers named in the Summary Compensation Table under "Executive Compensation"; and
- all of our directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership (1)			
Name and Address of Beneficial Shareholder	Common Stock	Class B Common Stock (2)	Percentage of Ownership (1)(3)	Percentage of Voting Power (1)(3)
Michael Levy 9511 West River Street Schiller Park, IL 60176	96,000(4)	686,025(5)	9.0%	28.9%
Clive Kabatznik 6100 Glades Road Suite 305 Boca Raton, FL 33434	654,400(6)	190,000	9.7%	13..2%
Cornelius J. Roodt P.O. Box 4001 Kempton Park South Africa	115,000(7)	0	1.3%	0.9%
American Stock Transfer & Trust Company 6201 15th Avenue Brooklyn, New York 11219	88,907(8)	95,888(8)	2.1%	4..7%
Joseph Weil 6100 Glades Road Suite 305 Boca Raton, Florida 33434	10,000(9)	0	*	*
John Grippo 6100 Glades Road Suite 305 Boca Raton, Florida 33434	25,000(10)	0	*	*
All executive officers and directors as a group (5 persons)	989,307(11)	876,025	21.4%	44.0%

* Less than 1%.

(1) Beneficial ownership is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Shares subject to stock options, for purposes of this table, are considered beneficially owned only to the extent currently exercisable or exercisable within 60 days after November 8, 2004

(2) Except as otherwise indicated, each of the parties listed has sole voting and investment power with respect to all shares of Class B common stock indicated above.

(3) For the purposes of this calculation, our common stock and our Class B common stock are treated as a single class of common stock. Our Class B common stock is entitled to five votes per share, whereas our common stock is entitled to one vote per share.

(4) Includes 50,000 shares of our common stock issuable upon exercise of options that are immediately exercisable.

(5) Includes (i) 590,137 shares of our Class B common stock and (ii) 95,888 shares of our Class B common stock issued to the American Stock Transfer & Trust Company pursuant to the terms of an escrow agreement, which shares correspond to a like number of shares of First South African Holdings (Pty.) Ltd. Class B stock. American Stock Transfer & Trust Company has granted to Mr. Levy a proxy to vote each of such shares of our Class B common stock.

(6) Includes 475,000 shares of our common stock issuable upon exercise of options that are immediately exercisable.

(7) Includes 115,000 shares of our common stock issuable upon exercise of options that are immediately exercisable.

(8) Based solely upon information contained in a Schedule 13G, Amendment No. 1, dated 12/31/99 filed with the Securities and Exchange Commission. All shares are held as escrow agent pursuant to various escrow agreements. American Stock Transfer & Trust Company holds a proxy to vote the shares of common stock. Michael Levy holds a proxy to vote the shares of Class B Common Stock.

(9) Includes 10,000 shares of our common stock issuable upon the exercise of options that are immediately exercisable.

(10) Includes 25,000 shares issuable upon exercise of options that are immediately exercisable.

(11) Includes 675,000 shares issuable upon exercise of options that are immediately exercisable.

PROPOSAL 1
ELECTION OF DIRECTORS

At the Annual Meeting, our stockholders will elect five (5) directors to serve until the next annual meeting of stockholders and until their respective successors are elected and qualified. Unless otherwise directed, all proxies will be voted in favor of the election of Messrs. Levy, Kabatznik, Roodt, Weil and Grippo to serve as directors upon their nomination at the Annual Meeting. All nominees currently serve on our Board of Directors and their terms expire at the Annual Meeting.

Each nominee has advised us of his willingness to serve as a director and we have no reason to expect that any of the nominees will be unable to stand for election at the date of the Annual Meeting. In the event that any nominee should become unavailable for election to the Board of Directors for any reason, the persons named in the proxies have discretionary authority to vote such proxies for one or more alternative nominees who will be designated by the then existing Board of Directors.

The Board of Directors unanimously recommends that stockholders vote **FOR** the election of each nominee listed in this proxy statement.

Information About Nominees

The following table sets forth information regarding the nominees for director and our executive officer:

Name	Age	Director Since	Positions with the Company
Michael Levy	58	1995	Chairman of the Board of Directors
Clive Kabatznik	48	1995	Vice Chairman of the Board of Directors, Chief Executive Officer, President, Chief Financial Officer and Director
Cornelius J. Roodt	45	1996	Director
Joseph Weil	49	2001	Director
John T. Grippo	49	2003	Director

All directors hold office until their respective successors are elected, or until death, resignation or removal. Officers hold office until the meeting of the Board of Directors following each Annual Meeting of Stockholders and until their successors have been chosen and qualified.

Michael Levy is our co-founder and has served as Chairman of our Board of Directors since our inception in 1995. Since 1987, Mr. Levy has been the Chief Executive Officer and Chairman of the Board of Arpac L.P., a Chicago-based manufacturer of plastic packaging machinery.

Clive Kabatznik is our co-founder and has served as a director and our President since inception in 1995 and as our Vice Chairman, Chief Executive Officer and Chief Financial Officer since October 1995. Mr. Kabatznik has served as President of Colonial Capital, Inc. a Miami-based investment banking company that specializes in advising middle market companies in areas concerning mergers, acquisitions, private and public agency funding and debt placements.

Cornelius J. Roodt has served as a member of our Board of Directors since December 1996 and was appointed Managing Director and Chief Financial Officer of one of our subsidiaries, First South African Holdings (Pty.) Ltd., in July 1996. Mr. Roodt was responsible for overseeing all of the South African operations of First South African Holdings (Pty.) Ltd. Mr. Roodt led the buyout of First Lifestyle Holdings and he is currently Chief Executive of the successor company, First Lifestyle Holdings, (Pty) Ltd. He is no longer an executive officer of any of our subsidiaries. From February 1994 to June 1996, Mr. Roodt was a senior partner at Price Waterhouse Corporate Finance, South Africa. From January 1991 to January 1994, he was an audit partner at Price Waterhouse, South Africa.

Joseph Weil has served as a member of our Board of Directors since 2002 and has served as the President and Chief Executive Officer of Joseph Weil & Sons, Inc. since 1985. Joseph Weil & Sons is an independent wholesale distributor of paper products, packaging supplies and equipment, sanitary products, janitorial supplies and equipment, as well as food service products and office equipment. He also serves as an active member of many business associations including Afflink Worldwide Trade Group, which he serves as Chairman of the Board of Directors. Since 1996, he has also served as an Executive Board Member of the Greater Illinois chapter of the National Multiple Sclerosis Society.

John Grippo, has served as a member of our Board of Directors since 2004 and has been the president of his own financial management practice, John Grippo, Inc. since 2000. His firm provides services as Chief Financial Officer to small to mid-sized public and private companies and also provides other related accounting and consulting services. Prior to that, Mr. Grippo served as for ten years as a Chief Financial Officer to companies in the housewares, electric vehicles and financial services industries. He worked for five years as an auditor with Arthur Andersen, LLP, followed by seven years in various accounting positions in the financial services industry. He is a member of the New York Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Board Meetings and Committees

Our Board of Directors is responsible for our overall management. During the fiscal year ended June 30, 2004, our Board of Directors held two meetings and acted by unanimous written consent two times. Each incumbent director attended at least 75% of all meetings of the Board and committees on which the person served which were held during the year.

Our Board of Directors has a separate audit committee, compensation committee and nominating committee. The audit committee is currently composed of Michael Levy, John Grippo and Cornelius J. Roodt, each of whom are independent directors as defined in Rule 10A-3 of the Securities Exchange Act of 1934. The Board of Directors has determined that Mr. Roodt meets the standards of an audit committee "financial expert" as defined by the Sarbanes Oxley Act of 2002. The audit committee is responsible for annually selecting and retaining the independent auditors, reviewing with the independent auditors the scope and results of the audit engagement and establishing and monitoring our financial policies and control procedures. The responsibilities of the audit committee are set forth in an Audit Committee Charter adopted by our Board of Directors, a copy of which is annexed hereto as Appendix B. The audit committee met four (4) times during fiscal year ended June 30, 2004.

The compensation committee is currently composed of Michael Levy and Joseph Weil. These persons are intended to be non-employee directors within the meaning of Rule 16b-3(b)(3)(i) promulgated under the Securities Exchange Act of 1934. The compensation committee has power and authority with respect to all matters pertaining to compensation payable and the administration of employee benefits, deferred compensation and our stock option plans. The Compensation Committee did not meet during fiscal year ended June 30, 2004.

The Company's nominating committee was created in Fiscal 2004 and is currently composed of Joseph Weil and John Grippo, each of whom are independent directors as defined in Rule 4200(a)(15) of the NASD's listing standards. The nominating committee was recently formed.

The function of the nominating committee is to consider and recommend to the Board candidates for appointment or election as directors. The specific functions and responsibilities of the nominating committee are set forth in a written charter of the nominating committee, adopted by the Board of Directors, a copy of which is attached as Appendix C hereto.

A nominee to the Board of Directors must have such experience in business or financial matters as would make such nominee an asset to the Board of Directors. In recommending director candidates, the nominating committee takes into consideration such factors as it deems appropriate based on the Company's current needs. These factors may include: professional and personal ethics and integrity; business, professional, or industry knowledge and contacts; business and financial sophistication, common sense and wisdom, and the ability to make informed judgments on a wide range of issues; relevant skills and experience demonstrated through business, professional, charitable or civic affairs; the ability to exercise independent judgment; as sell as the candidate's ability to devote the required time and effort to serve on the Board.

The nominating committee will consider for nomination candidates recommended by stockholders if the stockholders comply with the following requirements: If a stockholder wishes to recommend a candidate to the nominating committee for consideration as a Board of Directors' nominee, such stockholder must submit in writing to the nominating committee the recommended candidate's name, a brief resume setting forth the recommended candidate's business and educational background and qualifications for service, any other information relating to such nominee that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, and a notarized consent signed by the recommended candidate stating the recommended candidate's willingness to be nominated and to serve. This information must be delivered to the nominating committee of the Company at the Company's address and must be received in a timely manner as specified in the Company's proxy statements (these timing requirements are not applicable to persons nominated by or at the direction of the Board of Directors). The timing requirements with respect to next year's annual meeting are described in the section of this proxy statement entitled "Stockholder Proposals." The nominating committee may request further information if it determines a potential candidate may be an appropriate nominee.

Director Compensation

Except for Mr. Levy, our directors do not receive fixed compensation for their services as directors other than options to purchase 10,000 shares of our common stock granted to each non-employee director and options to purchase 5,000 shares of our common stock granted to each director who is an employee, in each case under our 1995 Stock Option Plan. Mr. Levy receives an annual consulting fee of $60,000 and options to purchase 10,000 shares of our common stock per year, solely in connection with his service as a member of our Board of Directors. Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties.

EXECUTIVE COMPENSATION

The following summary compensation table sets forth the aggregate compensation we paid or accrued to our Chief Executive Officer during the fiscal years ended June 30, 2002, June 30, 2003 and June 30, 2004. Apart from our Chief Executive Officer, whose annual salary is $315,000, none of our executive officers of any of our subsidiaries received compensation in excess of $100,000 during the fiscal year ended June 30, 2004.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended June 30,	Annual Compensation			Long Term Compensation	
		Salary	Bonus	Other Annual Compensation	Restricted Stock Awards	Securities Underlying Stock Options
		$	$			
Clive Kabatznik,	2004	315,000	0	---	---	5,000
President and Chief	2003	315,000	0	---	---	5,000
Executive Officer	2002	315,000	0			5,000

The options granted to Mr. Kabatznik during fiscal year ended June 30, 2004 represent:

- … an option granted under our 1995 Stock Option Plan to purchase 5,000 shares of our common stock, which is currently exercisable at an exercise price of $1.61 per share;

The options granted to Mr. Kabatznik during fiscal year ended June 30, 2003 represent:

- … an option granted under our 1995 Stock Option Plan to purchase 5,000 shares of our common stock, which is currently exercisable at an exercise price of $0.16 per share;

The options granted to Mr. Kabatznik during fiscal year ended June 30, 2002 represent:

- … an option granted under our 1995 Stock Option Plan to purchase 5,000 shares of our common stock, which is currently exercisable at an exercise price of $0.42 per share;

Options Granted in Fiscal 2004

The following table sets forth the details of options to purchase common stock we granted to our executive officers during fiscal year ended June 30, 2004, including the potential realized value over the 5 year term of the option based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. Each option is immediately exercisable.

Name	Options Granted				Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation For Option Term	
	Number of Securities Underlying Options	Percent of Total to Employees in Fiscal Year	Per Share Exercise Price	Expiration Date	5%	10%
Clive Kabatznik	5,000	100%	$1.61	December 18, 2008	$10,250	$13,000

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values

During the fiscal year ended June 30, 2004 no options were exercised by our executive officers. The following table sets forth the number of shares of our common stock underlying unexercised stock options granted by us to our executive officers and the value of those options at June 30, 2004. The value of each option is based on the positive difference, if any, of the closing bid price for our common stock on the Nasdaq National Market on June 30, 2004 or $0.72, over the exercise price of the option.

	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In the Money Options at Fiscal Year-End	
Name of Executive Officer	Exercisable	Unexercisable	Exercisable	Unexercisable
Clive Kabatznik	475,000	-	$3,600	$-

Employment Agreements

On April 12, 2000, the Company's Board of Directors approved an Amended and Restated Employment Agreement with Clive Kabatznik (the "Employment Agreement"). Pursuant to the Employment Agreement, Mr. Kabatznik will serve as the Chief Executive Officer, President and Chief Financial Officer of the Company beginning as of April 1, 2000 and continuing through and until March 31, 2005. As compensation for his services, Mr. Kabatznik will receive an annual base salary of $300,000 (with five percent increases each year), and an annual bonus of five percent of net realized capital gains upon the sale, liquidation or distribution by the Company of any Portfolio Company (as defined in the Employment Agreement). A Portfolio Company does not include any of the South African entities currently owned by the Company. In the event of a Change in Control (as defined in the Employment Agreement), Mr. Kabatznik may also be entitled to a payment of five percent of any net unrealized capital gains on any Portfolio Company, which gains may, at the option of the Company, be paid in cash, stock of the Portfolio Company or any combination of the foregoing.

Stock Option Plan

Our Board of Directors has adopted and our shareholders approved our 1995 Stock Option Plan. Our 1995 Stock Option Plan provides for the grant of:

- options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 to key employees; and
- options not intended to so qualify to key employees, including our directors and officers, and to directors and consultants who are not employees.

The total number of shares of our common stock for which options may be granted under our 1995 Stock Option Plan is 850,000 shares.

Our 1995 Stock Option Plan is administered by the compensation committee of our Board of Directors. The compensation committee will determine the terms of options exercised, including the exercise price, the number of shares subject to the option and the terms and conditions of exercise. No option granted under our 1995 Stock Option Plan is transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee or his legal representatives.

The exercise price of incentive stock under our 1995 Stock Option Plan must be at least equal to 100% of the fair market value of such shares on the date of grant, or 110% of fair market value in the case of an optionee who owns or is deemed to own stock possessing more than 10% of the voting rights of our outstanding capital stock. The term of each option will be established by the compensation committee, in its sole discretion. However, the maximum term for each incentive stock option granted under our 1995 Stock Option Plan is ten years, or five years in the case of an optionee who owns or is deemed to own stock possessing more than 10% of the total combined voting power of our outstanding capital stock. Options will become exercisable at such times and in such installments as the compensation committee will provide in the terms of each individual option. The maximum number of shares for which options may be granted to any individual in any fiscal year is 210,000.

Our 1995 Stock Option Plan also contains an automatic option grant program for our directors. Each of our non-employee directors is automatically granted an option to purchase 10,000 shares of our common stock following each annual meeting of shareholders. In addition, each of our employee directors is automatically granted an option to purchase 5,000 shares of our common stock following each annual meeting of shareholders. Each grant has an exercise price per share equal to the fair market value of the our common stock on the grant date, is immediately exercisable and has a term of five years measured from the grant date, subject to earlier termination if an optionee's service as a Board member is terminated for cause.

Through September 30, 2004, we have granted options to purchase 310,000 shares of our common stock under our 1995 Stock Option Plan, 150,000 of which have been exercised.

Non-Plan Stock Options

We have granted non-plan stock options to purchase 575,000 shares of our common stock at a weighted exercise price of $4.40 per share and 433,333 options at a weighted exercise price of $4.10 per share which expired unexercised in August 2004.

PERFORMANCE GRAPH

The following graph compares the cumulative return to holders of our common stock for the period commencing June 30, 1999 and ending September 30, 2004 with the NASDAQ Composite and the Dow Jones Internet Commerce Index as a peer group index for the same period. The comparison assumes $100 was invested on June 30, 1999 in our common stock and in each of the comparison groups. We have paid no dividends to shareholders to date.



Comparison of Cumulative Five Year Total Return
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Nasdaq Composite
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Silverstar Holdings, Ltd.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of our compensation committee of our Board of Directors is now or ever has been one of our officers or employees. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or our compensation committee.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has reviewed Silverstar's audited financial statements for the last fiscal year and discussed them with management.

Silverstar's independent auditors, Rachlin Cohen & Holtz LLP ("RCH") have discussed with the Audit Committee the quality, in their judgment, as well as the acceptability of Silverstar's accounting principles as applied in its financial reporting. RCH, the Audit Committee and management have discussed matters such as the consistency, clarity and completeness of accounting policies and disclosures, the reasonableness of significant judgments and accounting estimates, significant audit adjustments, and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards.

RCH has discussed with the Audit Committee and has disclosed to the Audit Committee, in writing, all relationships between RCH and its related entities and Silverstar and its related entities that, in RCH's professional judgment, may be reasonably thought to bear on independence and has confirmed that in its professional judgment, RCH is independent of Silverstar within the meaning of the Securities Act of 1933, as amended.

The Audit Committee, based on the review and discussions described above, has recommended to the Board of Directors that the audited financial statements be included in Silverstar's Annual Report on Form 10-K for the last fiscal year.

Michael Levy, Chairman
John Grippo
Cornelius Roodt

REPORT OF THE COMPENSATION COMMITTEE

Overview and Philosophy

The compensation committee is composed entirely of non-employee directors and is responsible for developing and making recommendations to the Board of Directors with respect to the Company's executive compensation policies.

The objectives of the Company's executive compensation program are to:

* Support the achievement of desired Company performance
* Provide compensation that will attract and retain superior talent and reward performance

Executive Officer Compensation Program

The Company's executive officer compensation program is comprised of base salary, long-term incentive compensation in the form of stock options, specific performance-based bonuses and various benefits, including medical and pension plans generally available to employees of the Company. The Company and its sole executive officer entered into an employment agreement dated April 1, 2001. See "Executive Compensation—Employment Agreements."

Base Salary

Base salary levels for the Company's executive officer is competitively set relative to similar companies. In determining salary, the compensation committee also takes into account individual experience and performance and specific issues particular to the Company.

Stock Option Program

The stock option program is the Company's long-term incentive plan for providing an incentive to key employees (including directors and officers who are key employees) and to directors who are not employees of the Company.

1995 Stock Option Plan

The 1995 Stock Option Plan authorizes the compensation committee to award key executives stock options. Options granted under the 1995 Stock Option Plan may be granted containing terms determined by the compensation committee, including exercise period and price.

Benefits

The Company provides to executive officers medical and pension benefits that generally are available to Company employees. The amount of perquisites for each executive officer, as determined in accordance with the rules of the SEC relating to executive compensation, did not exceed 10% of salary of such executive officer for the fiscal year ended June 30, 2004.

Bonus

On the basis of the annual net realized capital gains upon the sale, liquidation or distribution by the Company of any of its portfolio companies, the Company provides its executive officer an annual bonus equal to 5% of such net realized capital gain.

Chief Executive Officer Compensation

The compensation of the Chief Executive Officer is based upon the criteria enunciated above. No change was made to the base salary of Mr. Clive Kabatznik, the Company's chief executive officer and chief financial officer.

Michael Levy
Joseph Weil

Members of the Compensation Committee

Stockholder Communications with the Board of Directors

Any stockholder who wishes to send communications to the Board of Directors should mail them addressed to the intended recipient by name or position in care of: Corporate Secretary, Silverstar Holdings, Ltd., 6100 Glades Road, Suite 305, Boca Raton, FL 33434. Upon receipt of any such communications, the Corporate Secretary will determine the identity of the intended recipient and whether the communication is an appropriate stockholder communication. The Corporate Secretary will send all appropriate stockholder communications to the intended recipient. An "appropriate stockholder communications" is a communication from a person claiming to be a stockholder in the communication, and the subject of which relates solely to the sender's interest as a stockholder and not to any other personal or business interest.

In the case of communications addressed to the Board of Directors, the Corporate Secretary will send appropriate stockholder communications to the Chairman of the Board. In the case of communications addressed to the independent or outside directors, the Corporate Secretary will send appropriate stockholder communications to the Chairman of the audit committee. In the case of communications addressed to committees of the Board, the Corporate Secretary will send appropriate stockholder communications to the chairman of such committee.

The Board of Directors encourages all of its members to attend the Company's annual meeting of stockholders so that each director may listen to any concerns that stockholders may have that are raised at the annual meeting. One member of the Board of Directors attended the Company's 2003 annual meeting of stockholders.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who beneficially own more than 10% of our common stock, to file initial reports of ownership and reports of changes of ownership with the Securities and Exchange Commission and furnish copies of those reports to us. Based solely on a review of the copies of the reports furnished to us to date, or written representations that no reports were required, we believe that all reports required to be filed by such persons with respect to our fiscal year ended June 30, 2004 were timely made.

Code of Ethics

The Company's Board of Directors adopted a Code of Ethics which applies to all of the Company's directors, executive officers and employees. A copy of the Code of Ethics is available upon request to the Company's counsel at Jenkens & Gilchrist Parker Chapin, LLP, Chrysler Building, 405 Lexington Avenue, 9th Floor, New York, NY 10174.

Required Vote

Directors are elected by a majority of the votes cast at the Meeting. Votes withheld in the election of directors and abstentions or broker non-votes, if any, will be deemed as present for the purposes of determining the presence of a quorum at the Meeting. Vote withheld will be counted against the election of a director, but abstentions or broker non-votes, if any, will not be counted towards the election of any person as a director. Brokers who hold shares of common stock as nominees will have discretionary authority to vote such shares of common stock as nominees if they have not received voting instructions from the beneficial owner by the tenth day before the meeting, provided that this proxy statement has been transmitted to the beneficial holder at least 15 days prior to the Meeting. In the event that any of the nominees should become unavailable before the Meeting, it is intended that shares represented by the enclosed proxy will be voted for one or more substitute nominees as may be nominated by the current Board of Directors.

PROPOSAL 2
APPROVAL OF THE ADOPTION OF THE COMPANY'S 2004 STOCK INCENTIVE PLAN

On November 12, 2004, the Board of Directors of the Company adopted, subject to stockholder approval, the Company's 2004 Stock Incentive Plan (the "Plan"). The Plan is intended to provide an incentive to employees (including executive officers), and directors of and consultants to the Company and its affiliates, and is intended to be the successor plan to the 1995 Stock Option Plan (which terminates in November 2005). The proceeds derived from the sale of shares will be used for general corporate purposes of the Company. A copy of the Plan is attached hereto as Appendix A. The purpose of the Plan is to promote the interests of the Company and its stockholders by enabling the Company to align the interests of selected eligible persons under the Plan with the interests of the stockholders of the Company. Under the Plan, the mutuality of interest between the Company and eligible beneficiaries of the Plan is strengthened because such beneficiaries have a proprietary interest in pursuing the Company's long-term growth and financial success. In addition, by allowing employees, directors and consultants to participate in the Company's success, the Company is better able to attract, retain and reward quality employees, directors and consultants.

The following summary of certain material features of the Plan does not purport to be complete and is qualified in its entirety by reference to the text of the Plan, a copy of which is set forth as Appendix C to this Proxy Statement.

Shares Subject to the Incentive Plan and Eligibility

The Plan authorizes the issuance of a maximum of 1,000,000 shares of the Company's common stock (subject to adjustment as described below) pursuant to stock grants or options to purchase common stock to employees (including officers and directors who are employees) and non-employee directors of, and consultants to, the Company. Upon expiration, cancellation or termination of unexercised options, the shares of the Company's Common Stock subject to such awards will again be available under the Plan.

Type of Awards

The Plan provides for the grant of (i) "incentive stock options" ("ISOs") within the meaning of Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) non-qualified stock options (which are stock options that do not qualify as ISOs ("NQSOs")), and (iii) stock awards (together with ISO's and NQSOs, "Awards").

Administration

The Plan will be administered by the Board of Directors or a committee of the Board of Directors (the "Administrators") consisting of at least two members of the Board, each of whom is a "non-employee director" within the meaning of Rule 16b-3 promulgated under the Securities Exchange Act of 1934. It is also intended that each member of any such committee will be an "outside director" within the meaning of Section 162(m) of the Code.

Among other things, the Administrators are empowered to determine, within the express limits contained in the Plan: the employees and consultants to be granted Awards, the times when Awards shall be granted, whether an option is to be an ISO or a NQSO, the number of shares of common stock to be subject to each Award, the exercise price of each option, the term of each option, the date each option shall become exercisable as well as any terms, conditions or installments relating to the Award or exercisability of each option, whether and under what conditions to accelerate the date of vesting of an Award or exercise of any option or installment, the form of payment of the exercise price, the amount, if any, required to be withheld with respect to an Award and, with the consent of the Award grantee, to modify an Award. The Committee is also authorized to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for administering the Plan and to construe the Plan.

Terms And Conditions Of Stock Awards

Stock awards granted under the Plan will be subject to, among other things, the following terms and conditions:

(a) The purchase price, if any, for any common stock granted under the Plan shall be such amount as the Administrators determine. The Administrators may determine that eligible participants in the Plan may be awarded common stock in consideration for past services rendered to the Company or an affiliate of the Company or for the benefit of the Company or an affiliate of the Company.

(b) Any purchase price shall be paid either (i) in cash or (ii) if authorized by the Administrators, (a) with previously acquired securities of the Company, (b) according to a deferred payment or other arrangement with the optionee, (c) in any other form of legal consideration that may be acceptable to the Administrators, or (d) in any combination of the foregoing.

(c) No shares of common stock granted under the Plan shall be transferable other than by will or the laws of descent and distribution, and such shares may be disposed of during the lifetime of the grantee only by the grantee or his or her legal representatives.

Terms and Conditions of Options

Options granted under the Plan will be subject to, among other things, the following terms and conditions:

(a) The exercise price of each option will be determined by the Committee; provided, however, that the exercise price of an ISO may not be less than the fair market value of the Company's Common Stock on the date of grant (110% of such fair market value if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company).

(b) Options may be granted for terms determined by the Committee; provided, however, that the term of an ISO may not exceed 10 years (5 years if the optionee owns (or is deemed to own) more than 10% of the voting power of the Company).

(c) The maximum number of shares of the Company's Common Stock for which options may be granted to an employee in any calendar year is 230,000. In addition, the aggregate fair market value of shares with respect to which ISOs may be granted to an employee which are exercisable for the first time during any calendar year may not exceed $100,000.

(d) The exercise price of each option is payable in full upon exercise or, if the applicable stock option contract ("Contract") entered into by the Company with an optionee permits, in installments. Payment of the exercise price of an option may be made in cash, certified check or, if the applicable Contract permits, in shares of the Company's Common Stock or by the Company's withholding from the purchased shares an amount having an aggregate fair market value, on the date of exercise, equal to the aggregate exercise price of all options being exercised, or any combination thereof. Exercise may also be permitted, in the discretion of the Committee, pursuant to a broker's sale of the Common Stock issuable upon exercise of an Option.

(e) Options may not be transferred other than by will or by the laws of descent and distribution, and may be exercised during the optionee's lifetime only by the optionee or his or her legal representatives.

(f) Except as may otherwise be provided in the applicable Contract, if the optionee's relationship with the Company as an employee or consultant is terminated for any reason (other than the death or disability of the optionee), the option may be exercised, to the extent exercisable at the time of termination of such relationship, within three months thereafter, but in no event after the expiration of the term of the option. However, if the relationship is terminated either for cause or without the consent of the Company, the option will terminate immediately. In the case of the death of an optionee while an employee or consultant (or, generally, within three months after termination of such relationship, or within one year after termination of such relationship by reason of disability), except as otherwise provided in the Contract, his or her legal representative or beneficiary may exercise the option, to the extent exercisable on the date of death, within one year after such date, but in no event after the expiration of the term of the option. Except as otherwise provided in the Contract, an optionee whose relationship with the Company was terminated by reason of his or her disability may exercise the option, to the extent exercisable at the time of such termination, within one year thereafter, but not after the expiration of the term of the option. Options are not affected by a change in the status of an optionee so long as he or she continues to be an employee of, or a consultant to, the Company.

(g) The Company may withhold cash and/or shares of the Company's Common Stock having an aggregate value equal to the amount which the Company determines is necessary to meet its obligations to withhold any federal, state and/or local taxes or other amounts incurred by reason of the grant or exercise of an option, its disposition or the disposition of shares acquired upon the exercise of the option. Alternatively, the Company may require the optionee to pay the Company such amount, in cash, promptly upon demand.

Adjustment in Event of Capital Changes

Appropriate adjustments will be made in the number and kind of shares available under the Plan, in the number and kind of shares subject to each outstanding option and the exercise prices of such options, as well as the number of shares subject to future grants to non-employee directors and limitation on the number of shares that may be granted to any employee in any calendar year, in the event of any change in the Company's common stock by reason of any stock dividend, split-up, spin off, combination, reclassification, recapitalization, merger in which the Company is the surviving corporation, exchange of shares or the like. In the event of (a) the liquidation or dissolution of the Company, (b) a merger in which the Company is not the surviving corporation or a consolidation, or (c) a sale of all or substantially all of the Company's assets, the Board of Directors of the Company shall, as to outstanding options, either (i) make appropriate provisions for the protection of any such outstanding options by the substitution on an equitable basis of appropriate stock of the Company or of the merged, consolidated or otherwise reorganized corporation which will be issuable in respect to one share of Common Stock of the Company; provided, only that the excess of the aggregate fair market value of the shares subject to the options immediately after such substitution over the purchase price thereof is not more than the excess of the aggregate fair market value of the shares subject to such options immediately before such substitution over the purchase price thereof, or (ii) upon written notice to an optionee, provide that all unexercised options must be exercised within a specified number of days of the date of such notice or they will be terminated. In any such case, the Board of Directors may, in its discretion, advance the lapse of any waiting or installment periods and exercise dates.

Duration and Amendment of the Plan

No option may be granted under the Plan after November 11, 2014. The Board of Directors may at any time terminate or amend the Plan; provided, however, that, without the approval of the Company's shareholders, no amendment may be made which would (a) except as a result of the anti-dilution adjustments described above, increase the maximum number of shares available for the grant of options or increase the maximum number of options that may be granted to an employee in any calendar year, (b) change the eligibility requirements for persons who may receive options or (c) make any changes for which applicable law or regulatory authority requires shareholder approval. No termination or amendment may adversely affect the rights of an optionee with respect to an outstanding option without the optionee's consent.

Certain Federal Income Tax Consequences

The following is a general summary of certain material federal income tax consequences of the grant, ownership and disposition of Awards under the Plan (including the receipt, ownership and the disposition of any underlying security). This description is based on current law which is subject to change, possibly with retroactive effect. This discussion does not purport to address all tax considerations relating to the grant, ownership and disposition of an Award or resulting from the application of special rules to a particular recipient (each, a "Grantee") of an Award (including a recipient subject to the reporting and short-swing profit provisions under Section 16 of the Securities Exchange Act of 1934, as amended), and any state, local, foreign and other tax consequences inherent in the receipt, ownership and disposition of any Award and the acquisition, ownership and disposition of any underlying security. This discussion applies to a U.S. citizen or resident individual who receives any Award under the Plan in connection with the provision of services by such person to the Company or any affiliate. Each Grantee should consult with his or her own tax advisors with respect to the tax consequences inherent in the receipt, ownership and disposition of any Award issued under the Plan (including the acquisition, ownership and disposition of any underlying security).

New Rules Applicable to Incentive and Deferred Compensation

Recent tax legislation made significant revisions to the tax rules applicable to incentive and deferred compensation plans (which, under the statutory definition, may include the Plan and any Award). Pending further administrative and judicial guidance, the scope and application of the new compensation rules remain unclear. As a result, the actual scope and application of the new compensation rules may differ from the description set forth below.

Scope of the New Compensation Rules. Given their potentially broad scope, the new compensation rules may apply to an Award (including an Award that is a grant of Common Stock) under the Plan, except for (i) an Award that qualifies as an "incentive stock option" (or "ISO") or (ii) an Award that is a non – ISO stock option (known as a "nonqualified stock option" or "NQSO") if the option strike price equals the fair market value of the underlying Common Stock on the date the NQSO is granted and the NQSO contains no deferral features (other than the option mechanism itself).

Income Timing and Additional Tax and Interest Charges. If the new compensation rules apply to an Award, then the Grantee will be taxable on any income from the Award in accordance with the specific tax rules (as described below under subsequent section headings) applicable to the particular type of Award and the Grantee will not be liable for the Penalty Tax (as defined below) and the Interest Charge (as defined below), unless any one of the following conditions (each, a "Triggering Condition") occurs:

1 the Award fails to comply with the Plan Requirements;

2 assets are set aside in or transferred to a trust (or similar arrangement) if the assets or trust (or similar arrangement) are located outside the United States; or

3 assets become restricted to the provision of Award benefits in connection with a change in the Company's financial health.

If the new compensation rules apply to an Award and any one of the Triggering Conditions occurs, then the Grantee will be taxable on any income from the Award (whether or not paid) on the later of (i) the date on which the Triggering Condition occurs or (ii) the date on which the Grantee is no longer subject to a "substantial risk of forfeiture" with respect to the Award (*i.e.,* the "vesting" date of the Award). If a Grantee must account for an Award under the preceding sentence, then, in addition to regular income and employment – related taxes, the Grantee will be liable also for (i) a 20 – percent penalty tax on the Award income (as determined under the above timing rule) (the "Penalty Tax") and (ii) interest (at one percentage point over the regular tax underpayment rate) on the underpayment that would have occurred if the Award income (as determined under the preceding sentence) had been included in the Grantee's taxable income when first deferred or, if later, when the Award income was no longer subject to a substantial risk of forfeiture (the "Interest Charge"). No deductions or credits can be used to reduce the Penalty Tax or the Interest Charge.

If the new compensation rules do not apply to an Award or if an Award that is subject to the new compensation rules does not violate any Triggering Condition, then the Grantee will be taxable on any income from the Award in accordance with the specific tax rules (as described below under subsequent section headings) applicable to the particular type of Award and the Grantee will not be liable for the Penalty Tax or the Interest Charge.

Plan Requirements Regarding the Deferral, Payment and Acceleration of Award Benefits. To avoid violating the first – listed Triggering Condition, an Award that is subject to the new compensation rules must comply with certain requirements pertaining to the deferral, payment and acceleration of Award benefits. In specific terms, an Award must meet all of the following requirements (the "Plan Requirements"):

1. Except in certain limited circumstances, any Grantee election to defer the Award benefits must be made no later than the last day of the year prior to the year in which the Grantee renders the services to which the Award relates.

2. Award benefits cannot be received prior to the earliest of the following times or events: (i) the date specified by the Grantee in connection with the deferral election made in respect of such Award benefits (as described in item 1 above), (ii) separation from service or, in the case of certain Grantees (*e.g.,* certain highly – compensated employees and owner – employees), the date that is six months after separation from service, (iii) death, (iv) disability (as specifically defined by statute), (v) the occurrence of an "unforeseeable emergency" (*i.e.,* a severe financial hardship resulting from family illness, casualty, or similar extraordinary and unforeseeable circumstances), or (vi) a "change – in – control" transaction if and to the extent authorized by the IRS. Except as noted in the preceding sentence, receipt of Award benefits may not be otherwise accelerated.

3. If an Award permits a subsequent deferral election, the subsequent deferral election cannot take effect for at least 12 months, must be made at least 12 months prior to the first regularly - scheduled payment set forth in the prior deferral election and must seek a deferral of at least an additional five years (except in the case of Award benefits triggered by death, disability or "unforeseeable emergency").

Effective Date. The new compensation rules are effective for any amounts deferred or vesting under an Award after December 31, 2004.

Incentive Stock Option (ISO) Awards

Application of New *Compensation Rules.* The new compensation rules do not apply to an Award of an ISO. As a result, the tax treatment of an ISO Award will be determined under the tax rules (as described below) specifically applicable to the ISO without regard to the new compensation rules (including, but not limited to, the Penalty Tax and Interest Charge).

Application of Specific *ISO Rules.* Because the new compensation rules do not apply to an ISO Award, the following rules govern the tax treatment of the issue and exercise of an ISO Award and the ownership and disposition of any underlying Common Stock.

No taxable income will be recognized by a Grantee upon the grant or exercise of an ISO. The Grantee's tax basis in the Company shares acquired upon the exercise of an ISO with cash will be equal to the exercise price paid by the Grantee for such shares.

If the shares received upon exercise of an ISO are disposed of more than one year after the date of transfer of such shares to the Grantee and more than two years from the date of grant of the option, the Grantee will recognize long-term capital gain or loss on such disposition equal to the difference between the selling price and the Grantee's basis in the shares, and the Company will not be entitled to a deduction. Long-term capital gain is generally subject to more favorable federal income tax treatment than short-term capital gain or ordinary income.

If the shares of the Company's common stock received upon the exercise of an ISO are disposed of prior to the end of the two-years-from-grant/one-year-after-transfer holding period (a "disqualifying disposition"), the excess (if any) of the fair market value of the shares on the date of transfer of such shares to the Grantee over the exercise price (but not in excess of the gain realized on the sale of the shares) will be taxed as ordinary income in the year of such disposition, and the Company generally will be entitled to a deduction in the year of disposition equal to such amount. Any additional gain or any loss recognized by the Grantee on such disposition will be short-term or long-term capital gain or loss, as the case may be, depending upon the period for which the shares were held.

Alternative Minimum Tax. In addition to the federal income tax consequences described above, a Grantee who exercises an ISO may be subject to the federal alternative minimum tax (the "AMT"), which is payable only to the extent it exceeds the Grantee's regular federal income tax liability. For AMT purposes, upon the exercise of an ISO the excess of the fair market value of the shares over the exercise price is an adjustment which increases the Grantee's alternative minimum taxable income for the year. In addition, the Grantee's basis in such shares is increased by such amount in computing the gain or loss on the eventual disposition of the shares for AMT purposes. If the Grantee is required to pay any alternative minimum tax, the amount of such tax which is attributable to deferral preferences (including the ISO adjustment) is allowable as a tax credit against the Grantee's regular federal income tax liability (net of any other non-refundable credits) in subsequent years. To the extent the credit is not used, it is carried forward. Any Grantee holding an ISO should consult with his or her tax advisors concerning the applicability and effect of the alternative minimum tax.

Non – Qualified Stock Option (NQSO) Awards

Application of New Compensation Rules. The new compensation rules do not apply to an NQSO Award, provided that (i) the strike price under the NQSO equals or exceeds the fair market value of the underlying Common Stock on the date the NQSO is granted and (ii) the NQSO contains no deferral features other than the option mechanism itself (such as where the Common Stock received upon the exercise of an NQSO is subject to substantial risk of forfeiture or other similar vesting requirement).

If an NQSO Award fails to meet the conditions set forth in the preceding paragraph, then the NQSO Award will be subject to the new compensation rules (including, but not limited to, the Penalty Tax and Interest Charge in the event of non - compliance with the Plan Requirements). As a result, if a Triggering Condition occurs with respect to an NQSO, the Grantee will be taxable on any income from the NQSO Award (whether or not the NQSO is exercised) on the later of (i) the date on which the Triggering Condition occurs or (ii) the date on which the Grantee is no longer subject to a "substantial risk of forfeiture" with respect to the NQSO Award. In addition to regular income and employment – related taxes, the Grantee will be liable also for (i) the Penalty Tax on the NQSO Award income (as determined under the above timing rule) and (ii) the Interest Charge.

The application of the new compensation rules to an NQSO Award is unclear in many respects, including, but not limited to, the application of the Plan Requirements, the determination of whether a Triggering Condition has occurred, the calculation of the Penalty Tax and Interest Charge, the determination of the basis and capital gains holding period of the underlying Common Stock, whether and the extent to which ongoing annual adjustments will be required to reflect changes in the fair market value of the NQSO or the underlying Common Stock, and the effect (if any) of a Section 83(b) Election (as defined below).

Application of Specific NQSO Rules. If the new compensation rules do not apply to an NQSO Award or, in the case of an NQSO Award subject to the new compensation rules, a Triggering Condition does not occur with respect to the NQSO Award, the following rules govern the tax treatment of the issue and exercise of the NQSO Award and the ownership and disposition of any underlying Common Stock.

No taxable income will be recognized by a Grantee upon the grant of an NQSO. Upon the exercise of an NQSO, the excess of the fair market value of the shares received at the time of exercise over the exercise price therefor will be taxed as ordinary income, and the Company will generally be entitled to a corresponding deduction. The Grantee's tax basis in the shares acquired upon the exercise of such NQSO will be equal to the exercise price paid by the Grantee for such shares plus the amount of ordinary income so recognized.

Any gain or loss recognized by the Grantee on a subsequent disposition of shares purchased pursuant to the exercise of an NQSO will be short-term or long-term capital gain or loss, depending upon the period during which such shares were held. The amount of such gain or loss will be equal to the difference between the selling price and the Grantee's tax basis in the shares.

Common Stock Awards

Application of New Compensation Rules. The new compensation rules apply to an Award of Common Stock. As a result, if a Triggering Condition occurs with respect to a Common Stock Award, the Grantee will be taxable on any income from the Common Stock Award on the later of (i) the date on which the Triggering Condition occurs or (ii) the date on which the Grantee is no longer subject to a "substantial risk of forfeiture" with respect to the Common Stock Award. In addition to regular income and employment – related taxes, the Grantee will be liable also for (i) the Penalty Tax on the Common Stock Award income (as determined under the above timing rule) and (ii) the Interest Charge.

The application of the new compensation rules to a Common Stock Award is unclear in many respects, including, but not limited to, the application of the Plan Requirements, the determination of whether a Triggering Condition has occurred, the calculation of the Penalty Tax and Interest Charge, the determination of the basis and capital gains holding period of Common Stock, whether and the extent to which ongoing annual adjustments will be required to reflect changes in the fair market value of the

Common Stock, and the effect (if any) of a Section 83(b) Election (as defined below).

Application of Specific Stock Grant Rules. If the new compensation rules do not apply to a Common Stock Award or, in the case of a Common Stock Award subject to the new compensation rules, a Triggering Condition does not occur with respect to the Common Stock Award, the following rules govern the tax treatment of the issue of a Common Stock Award and the ownership and disposition of any underlying Common Stock.

An Award of Common Stock with no restrictions will give rise to ordinary income (reportable in the year of grant) to the Grantee in an amount equal to the fair market value of the common stock issued pursuant to such grant. The Company will be entitled to a corresponding deduction for the compensation paid.

An Award of Common Stock subject to vesting restrictions (the "Restricted Common Stock") will not result in the current taxable income to the Grantee or a current deduction for the Company. Instead, the fair market value of the Restricted Common Stock (less any amount paid by the Grantee upon the grant) will be taxable to the Grantee in the year in which the restrictions lapse.

As an alternative, a Grantee may elect to treat the fair market value of the Restricted Common Stock on the date of grant (less any amount paid by the Grantee therefor) as compensation income in the year of Award, by making an election (the "Section 83(b) Election") within 30 days after the date of grant. If such an election is made and the Restricted Stock is subsequently forfeited to the Company, the Grantee will be allowed only a capital loss deduction in connection with such forfeiture. The Company generally will be entitled to a deduction equal to the amount of ordinary income recognized by the Grantee in the relevant tax year. Any subsequent gain realized by the Grantee who has made a Section 83(b) Election upon the sale of the Restricted Stock will be subject to federal income tax at long-term capital gains tax rates if the stock has been held for more than one year.

Exercise of Options with Previously - Acquired Shares

If previously acquired shares of the Company are surrendered by a Grantee in full or partial payment of the exercise price of an option (whether an ISO or a NQSO), no gain or loss generally will be recognized by the Grantee upon the exercise of such option to the extent the Grantee receives shares which on the date of exercise have a fair market value equal to or less than the fair market value of the shares surrendered in exchange therefor (the new Company shares received upon the exercise are referred to as the "Replacement Shares"). If the option exercised is an ISO or if the option is an NQSO and the shares used to exercise were previously acquired pursuant to the exercise of an ISO and such shares were held for the requisite period of time, the Replacement Shares are treated as having been acquired pursuant to the exercise of an ISO and will be subject to the federal income tax treatment applicable to ISO shares, as described above.

If an ISO is exercised with shares which were previously acquired pursuant to the exercise of an ISO but which were not held for the required two-years-from-grant/one-year-after-transfer holding period (as described above), there is a disqualifying disposition of such previously acquired shares. In such case, the Grantee would recognize ordinary income upon such disqualifying disposition equal to the difference between the fair market value of such shares on the date of exercise of the prior ISO and the amount paid for such shares (but not in excess of the gain realized). Special rules apply in determining which shares are considered to have been disposed of when and in allocating the basis among the shares. No portion of any gain from such a disqualifying disposition will be treated as capital gain.

The Grantee will have an aggregate basis in the Replacement Shares equal to the basis of the shares surrendered, increased by the amount of any ordinary income required to be recognized on the disposition of the previously acquired shares. The Grantee's holding period for the Replacement Shares generally will include the period during which the surrendered shares were held.

To the extent that upon the exercise of an ISO by the Grantee the Company determines to withhold a portion of the shares issued to the Grantee, there will be a disqualifying disposition of the shares withheld by the Company. Accordingly, the excess (if any) of the fair market value of the withheld shares on the date of transfer of such shares to the Grantee over the exercise price (but not in excess of the gain realized on the sale of the shares) will be taxed to the Grantee as ordinary income in the year of such disposition, and the Company generally will be entitled to a deduction in the year of exercise equal to such amount. If the Company withholds a portion of the shares issued to a Grantee upon the exercise of an NQSO, the federal income tax consequences of such exercise will be the same as the exercise of an NQSO with cash (as described above).

Regular Withholding and Information Reporting

When and as recognized under the new compensation rules or the specific rules applicable to a particular Award, any compensation income (other than income from exercise of an ISO or a "disqualifying disposition" of a Common Stock acquired pursuant to the exercise of an ISO) from an Award is subject to the withholding and payment of applicable federal and state income taxes and related employment taxes. As provided in the Plan, the Company reserves the right to make provision for the payment of all withholding and employment taxes, including, but not limited to, deducting and withholding such taxes from other amounts payable to a Grantee or requiring a Grantee to remit to the Company payment of any withholding or employment taxes.

When and as recognized under the new compensation rules or the specific rules applicable to a particular Award, the Company will be required to report such income to the IRS and other tax authorities on Forms W – 2, Forms 1099 or other similar forms (as applicable). In addition, the Company will be required to report to the IRS and other tax authorities on Forms W – 2, Forms 1099 or other similar forms (as applicable) any income deferred under an Award to which the new compensation rules apply (regardless of whether the Award complies with the Plan Requirements or does not result in the occurrence of a Triggering Condition).

Backup Withholding

Non – employee Grantees who fail to complete and timely furnish to the Company Form W-9 may be subject to backup withholding of federal income tax at a 28 percent federal income tax rate with respect to the amount of compensation income realized by such Grantee. To prevent such backup withholding, each non-employee Grantee must provide to the Company such person's correct taxpayer identification number and certify that such person is not subject to backup withholding of federal income tax by completing and signing Form W-9. Unless each non-employee Grantee timely provides the requisite certification, backup withholding at the 28 percent tax rate will be required with respect to any compensation income of such Grantee. The amount withheld will be allowed as a credit against such Grantee's federal income tax liability for the applicable taxable year and may entitle the Grantee to a federal income tax refund under certain circumstances.

Required Vote

The affirmative vote of a majority of the votes cast at the Meeting is required to approve the adoption of the 2004 Stock Incentive Plan. Abstentions or broker non-votes, if any, will not be counted as votes "cast" with respect to this matter. Brokers who hold shares of common stock as nominees will not have discretionary authority to vote such shares of common stock as nominees.

The Board of Directors unanimously recommends that stockholders vote **FOR** the approval of the adoption of the 2004 Stock Incentive Plan.

PROPOSAL 3
RATIFICATION OF APPOINTMENT OF INDEPENDENT PUBLIC ACCOUNTANTS

The firm of Rachlin Cohen & Holtz LLP audited our financial statements for the fiscal year ended June 30, 2004. The audit committee has appointed that firm to act as our independent public accountants for the fiscal year ending June 30, 2005. The Board of Directors believes it is appropriate to present to the Annual Meeting a resolution ratifying the appointment of Rachlin Cohen & Holtz LLP as our independent public accountants for the fiscal year ending June 30, 2005. Ratification of the selection is not required by law, and the Company is not required to take any action of stockholders fail to ratify the selection of Rachlin Cohen & Holtz LLP as the Company's independent public accountants. A representative of Rachlin Cohen & Holtz LLP is not expected to be present at the Annual Meeting.

Principal Accountant Fees and Services

Audit Fees

Audit fees billed to the Company by Rachlin Cohen & Holtz LLP for its audit of the Company's financial statements and for its review of the financial statements included in the Company's Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission for 2004 and 2003 totaled $44,061 and $67,832, respectively.

Tax Fees

Tax fees billed to the Company by Rachlin Cohen & Holtz LLP for its tax returns for the fiscal year 2004 and 2003 were $0, and $4,000, respectively.

Other Fees

No other fees were billed to the Company by Rachlin Cohen & Holtz LLP for all other non-audit or tax services rendered to the Company for the fiscal year 2004 and 2003, respectively.

Audit Committee Pre-Approval Policies

The Audit Committee has adopted a procedure under which all fees charged by Rachlin Cohen & Holtz LLP must be pre-approved by the Audit Committee, subject to certain permitted statutory de minimus exceptions. All of the Tax fees were pre-approved by the Audit Committee.

Required Vote

The affirmative vote of a majority of the votes cast at the Meeting is required to ratify the appointment of Rachlin Cohen & Holtz, LLP as the independent public accountants of the Company for the fiscal year ending June 30, 2005. Abstentions or broker non-votes, if any, will not be counted as votes "cast" with respect to this matter. Brokers who hold shares of common stock as nominees will have discretionary authority to vote such shares of common stock as nominees if they have not received voting instructions from the beneficial owner by the tenth day before the meeting, provided that this proxy statement has been transmitted to the beneficial holder at least 15 days prior to the Meeting.

The Board of Directors unanimously recommends that stockholders vote **FOR** this Proposal.

MISCELLANEOUS

Stockholder Proposals

Any stockholder proposal intended to be presented at the 2005 Annual Meeting of Stockholders and to be included in the proxy statement and form of proxy distributed by the Board of Directors in connection with the 2005 annual meeting of stockholders, must be received by us in writing not later than July 20, 2005.

If the Company does not receive written notice by October 2, 2005 from a stockholder who intends to present at the next annual meeting a proposal that is not discussed in the Company's proxy statement, the persons named in the proxy accompanying the Company's proxy statement for that annual meeting will have the discretionary authority to vote on such proposal at such meeting.

Solicitation of Proxies

We are bearing the cost of preparing, assembling, printing and mailing the Notice of Annual Meeting, this Proxy Statement and proxies. We will also reimburse brokers who are holders of record of our common stock for their reasonable out-of-pocket expenses in forwarding proxies and proxy soliciting material to the beneficial owners of such shares. In addition to the use of the mails, proxies may be solicited without extra compensation by our directors, officers and employees by telephone, telecopy, telegraph, email or personal interview.

Other Matters

Management does not intend to bring before the Annual Meeting for action any matters other than those specifically referred to above and is not aware of any other matters which are proposed to be presented by others. If any other matters or motions should properly come before the Annual Meeting, the persons named in the proxy intend to vote thereon in accordance with their judgment on such matters or motions, including any matters or motions dealing with the conduct of the Annual Meeting.

Our 2004 annual report on form 10-K, including financial statements and reports thereon of Rachlin, Cohen & Holtz LLP, accompanies this Proxy Statement but is not incorporated in and is not to be deemed a part of this Proxy Statement.

Proxies

All stockholders are urged to fill in their choices with respect to the matters to be voted upon, sign and promptly return the enclosed form of proxy.

By Order of the Board of Directors,

Dawna Ferguson
Secretary

November 15, 2004

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APPENDIX A

2004 STOCK INCENTIVE PLAN
OF
SILVERSTAR HOLDINGS, LTD.

1. Purposes of the Plan. This stock incentive plan (the "Plan") is intended to provide an incentive to employees (including directors and officers who are employees), consultants and non-employee directors of Silverstar Holdings, Ltd. (the "Company"), a Bermuda corporation, or any Parent or Subsidiaries (as such terms are defined in Paragraph 17), and to offer an additional inducement in obtaining the services of such individuals. The Plan provides for the grant of "incentive stock options" ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), stock options which do not qualify as ISOs ("NQSOs"), and shares of stock of the Company that may be subject to contingencies or restrictions ("Stock Awards"; collectively, with an ISO or NQSO, each an "Award"). The Company makes no representation or warranty, express or implied, as to the qualification of any option as an "incentive stock option" or any other treatment of an Award under the Code.

2. Stock Subject to the Plan. Subject to the provisions of Paragraph 10, the aggregate number of shares of the Company's common stock, par value $.01 per share ("Common Stock"), for which Awards may be granted under the Plan shall not exceed 1,000,000 shares. Such shares of Common Stock may, in the discretion of the Board of Directors of the Company (the "Board of Directors"), consist either in whole or in part of authorized but unissued shares of Common Stock or shares of Common Stock held in the treasury of the Company. Subject to the termination provisions of Paragraph 11, any shares of Common Stock subject to an Award which for any reason expires or is forfeited, canceled, or terminated unexercised or which ceases for any reason to be exercisable, shall again become available for the granting of Awards under the Plan. The Company shall at all times during the term of the Plan reserve and keep available such number of shares of Common Stock as will be sufficient to satisfy the requirements of the Plan. As further set forth in Section 9 hereof, all Awards shall be granted by one or more written instruments (the "Contract") which shall set forth all terms and conditions of the Award.

3. Administration of the Plan. The Plan will be administered by the Board of Directors, or by a committee (the "Committee") consisting of two or more directors appointed by the Board of Directors. Those administering the Plan shall be referred to herein as the "Administrators." Notwithstanding the foregoing, if the Company is or becomes a corporation issuing any class of common equity securities required to be registered under Section 12 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the extent necessary to preserve any deduction under Section 162(m) of the Code or to comply with Rule 16b-3 promulgated under the Exchange Act, or any successor rule ("Rule 16b-3"), any Committee appointed by the Board of Directors to administer the Plan shall be comprised of two or more directors each of whom shall be a "non-employee director," within the meaning of Rule 16b-3, and an "outside director," within the meaning of Treasury Regulation Section 1.162-27(e)(3), and the delegation of powers to the Committee shall be consistent with applicable laws and regulations (including, without limitation, applicable state law and Rule 16b-3). Unless otherwise provided in the By-Laws of the Company, by resolution of the Board of Directors or applicable law, a majority of the members of the Committee shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, and any acts approved in writing by all members without a meeting, shall be the acts of the Committee.

Subject to the express provisions of the Plan, the Administrators shall have the authority, in *their* sole discretion, to determine each person who shall be granted an Award; the type of Award to be granted, the times when an Award shall be granted; whether an option granted to an Award Holder (as such term is defined in Paragraph 4) shall be an ISO or a NQSO; the type (*i.e.,* voting or non-voting) and number of shares of Common Stock to be subject to each Award; the term of each Award; the date each Award shall become exercisable; whether an Award shall be exercisable in whole or in installments, and, if in installments, the number of shares of Common Stock to be subject to each installment; whether the installments shall be cumulative; the date each installment shall become exercisable and the term of each installment; whether to accelerate the date of exercise of any Award or installment thereof in the event of the death of the Award Holder or upon other conditions to be specified by the Administrators in the applicable Contract or subsequent thereto; whether shares of Common Stock may be issued upon the exercise of an Award as partly paid, and, if so, the dates when future installments of the exercise price shall become due and the amounts of such installments; the exercise price or other amount to be paid in connection with the exercise of an Award; the form of payment of the exercise price; subject to Section 7 of the Plan, the fair market value of a share of Common Stock; the restrictions, if any, imposed with respect to an Award and whether and under what conditions to waive any such restrictions; whether and under what conditions to restrict the sale or other disposition of the shares of Common Stock acquired upon the grant or exercise of an Award and, if so, whether and under what conditions to waive any such restriction; whether and under what conditions to subject the grant or exercise of all or any portion of an Award, the vesting of an Award, or the shares acquired pursuant to the exercise of an Award, to the fulfillment of certain restrictions or contingencies all as specified in the Contract, including without limitation restrictions or contingencies relating to (a) entering into a covenant not to compete with the Company, any Parent (if any) (as such term is defined in Paragraph 17) and any of its Subsidiaries (as such term is defined in Paragraph 17), (b) financial objectives for the Company, any of its Subsidiaries, a division, a product line or other category and/or (c) the period of continued employment, consultancy or directorship with the Company or any of its Subsidiaries, and to determine whether such restrictions or contingencies have been met; the amount, if any, necessary to satisfy the obligation of the Company, any of its Subsidiaries or any Parent to withhold taxes or other amounts; whether an Award Holder has a Disability (as such term is defined in Paragraph 17); with the consent of the Award Holder, to cancel or modify an Award, provided, however, that the modified provision is permitted to be included in an Award granted under the Plan on the date of the modification; provided, further, however, that in the case of a modification (within the meaning of Section 424(h) of the Code) of an ISO, such option as modified would be permitted to be granted on the date of such modification under the terms of the Plan; to construe the respective Contracts and the Plan; to prescribe, amend and rescind rules and regulations relating to the Plan; to approve any provision of the Plan or any Award granted under the Plan or any amendment to either which, under Rule 16b-3 or Section 162(m) of the Code, requires the approval of the Board of Directors, a committee of non-employee directors or the stockholders, in order to be exempt under Section 16(b) of the Exchange Act (unless otherwise specifically provided herein) or to preserve any deduction under Section 162(m) of the Code; and to make all other determinations necessary or advisable for administering the Plan. Any controversy or claim arising out of or relating to the Plan, any Award granted under the Plan or any Contract shall be determined unilaterally by the Administrators in their sole discretion. The determinations of the Administrators on matters referred to in this Paragraph 3 shall be conclusive and binding on all parties. No Administrator or former Administrator shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted hereunder.

4. Eligibility. The Administrators may from time to time, consistent with the purposes of the Plan, grant Awards to (a) employees (including officers and directors who are employees) of the

Company, any Parent or any of its Subsidiaries, (b) consultants to the Company, any Parent or any of its Subsidiaries, and/or (c) to such directors of the Company who, at the time of grant, are not common law employees of the Company or of any of its Subsidiaries, as the Administrators may determine in their sole discretion (each, an "Award Holder"). Such Awards granted shall cover such number of shares of Common Stock as the Administrators may determine in their sole discretion; provided, however, that if on the date of grant of an Award, any class of common stock of the Company (including without limitation the Common Stock) is required to be registered under Section 12 of the Exchange Act, the maximum number of shares subject to an Award that may be granted to any Award Holder during any calendar year under the Plan shall be 210,000 shares (the "Section 162(m) Maximum"); provided, further, however, that the aggregate market value (determined at the time the option is granted) of the shares of Common Stock for which any eligible employee may be granted ISOs under the Plan or any other plan of the Company, or of a Parent or a Subsidiary of the Company, which are exercisable for the first time by such employee during any calendar year shall not exceed $100,000. The $100,000 ISO limitation amount shall be applied by taking ISOs into account in the order in which they were granted. Any option (or portion thereof) granted in excess of such ISO limitation amount shall be treated as a NQSO to the extent of such excess.

5. Options.

(a) Grant. The Administrators may from time to time, in their sole discretion, consistent with the purposes of the Plan, grant options to one or more Award Holders.

(b) Exercise Price. The exercise price of the shares of Common Stock under each option shall be determined by the Administrators in their sole discretion; provided, however, that the exercise price of an ISO, or of any Award intended to satisfy the performance-based compensation exemption to the deduction limitation under Section 162(m) of the Code, shall not be less than the fair market value of the Common Stock subject to such option on the date of grant; and provided, further, however, that if, at the time an ISO is granted, the Award Holder owns (or is deemed to own under Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, of any of its Subsidiaries or of a Parent, the exercise price of such ISO shall not be less than one hundred ten percent (110%) of the fair market value of the Common Stock subject to such ISO on the date of grant.

(c) Term. Each option granted pursuant to the Plan shall be for such term as is established by the Administrators, in their sole discretion, at or before the time such option is granted; provided, however, that the term of each option granted pursuant to the Plan shall be for a period not exceeding ten (10) years from the date of grant thereof, and provided further, that if, at the time an ISO is granted, the Award Holder owns (or is deemed to own under Section 424(d) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, of any of its Subsidiaries or of a Parent, the term of the ISO shall be for a period not exceeding five (5) years from the date of grant. Options shall be subject to earlier termination as hereinafter provided.

(d) Termination of Relationship. Except as may otherwise be expressly provided in the applicable Contract or the Award Holder's written employment or consulting or termination contract, any Award Holder, whose employment or consulting or advisory relationship with the Company, any Parent or any of its Subsidiaries, has terminated for any reason other than the death or Disability of the Award Holder, may exercise any option granted to the Award Holder as an employee or consultant, to the extent exercisable on the date of such termination, at any time within three (3) months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if such relationship is terminated for Cause (as defined in Paragraph 17), such option shall terminate immediately. A change of status from that of an employee to that of a consultant, or from consultant to employee, shall not be deemed to trigger a termination of Award Holder's status as an employee or consultant, except that if an Award Holder who was an employee and becomes a consultant does not exercise vested options within the above specified time period, such options will, if applicable, no longer have the status of ISOs.

For the purposes of the Plan, an employment or consulting relationship shall be deemed to exist between an individual and the Company if, at the time of the determination, the individual was an employee of the Company, its Parent, any of its Subsidiaries or any of its consultants for purposes of Section 422(a) of the Code. As a result, an individual on military leave, sick leave or other bona fide leave of absence shall continue to be considered an employee or consultant for purposes of the Plan during such leave if the period of the leave does not exceed ninety (90) days, or, if longer, so long as the individual's right to re-employment with the Company, any of its Subsidiaries or a Parent or consultant is guaranteed either by statute or by contract. If the period of leave exceeds ninety (90) days and the individual's right to re-employment is not guaranteed by statute or by contract, the employment or consulting relationship shall be deemed to have terminated on the ninety-first (91st) day of such leave.

Except as may otherwise be expressly provided in the applicable Contract, an Award Holder whose directorship with the Company has terminated for any reason other than the Award Holder's death or Disability, may exercise the options granted to the Award Holder as a director who was not an employee of or consultant to the Company or any of its Subsidiaries, to the extent exercisable on the date of such termination, at any time within three (3) months after the date of termination, but not thereafter and in no event after the date the option would otherwise have expired; provided, however, that if the Award Holder's directorship is terminated for Cause, such option shall terminate immediately.

Except as may otherwise be expressly provided in the applicable Contract, options granted under this Plan to a director, officer, employee, consultant or advisor shall not be affected by any change in the status of the Award Holder so long as such Award Holder continues to be a director of the Company, or an officer or employee of, or a consultant or advisor to, the Company or any of its Subsidiaries or a Parent (regardless of having changed from one to the other or having been transferred from one entity to another).

Nothing in the Plan or in any option granted under the Plan shall confer on any person any right to continue in the employ of or as a consultant or advisor of the Company, its Parent or any of its Subsidiaries, or as a director of the Company, or interfere in any way with any right of the Company, any Parent or any of its Subsidiaries to terminate such relationship at any time for any reason whatsoever without liability to the Company, any Parent or any of its Subsidiaries.

(e) Death or Disability of an Award Holder. Except as may otherwise be expressly provided in the applicable Contract or the Award Holder's written employment or consulting or termination contract, if an Award Holder dies (a) while the Award Holder is employed by, or is a consultant to, the Company, any Parent or any of its Subsidiaries, (b) within three (3) months after the termination of the Award Holder's employment or consulting relationship with the Company, any Parent and its Subsidiaries (unless such termination was for Cause) or (c) within one (1) year following the termination of such employment or consulting relationship by reason of the Award Holder's Disability, the options granted to the Award Holder as an employee of, or consultant to, the Company or any Parent or any of its Subsidiaries, may be exercised, to the extent exercisable on the date of the Award Holder's death, by the Award Holder's Legal Representative (as such term is defined in Paragraph 17), at any time within one (1) year after death, but not thereafter and in no event after the date the option would otherwise have expired. Except as may otherwise be expressly provided in the applicable Contract or the Award Holder's written employment or consulting or termination contract, any Award Holder whose employment or consulting relationship with the Company, any Parent and its Subsidiaries has terminated by reason of the Award Holder's Disability may exercise such options, to the extent exercisable upon the effective date of such termination, at any time within one (1) year after such date, but not thereafter and in no event after the date the option would otherwise have expired.

Except as may otherwise be expressly provided in the applicable Contract, if an Award Holder dies (a) while the Award Holder is a director of the Company, (b) within three (3) months after the termination of the Award Holder's directorship with the Company (unless such termination was for Cause) or (c) within one (1) year after the termination of the Award Holder's directorship by reason of the Award Holder's Disability, the options granted to the Award Holder as a director who was not an employee of or consultant to the Company or any Parent or any of its Subsidiaries, may be exercised, to the extent exercisable on the date of the Award Holder's death, by the Award Holder's Legal Representative at any time within one (1) year after death, but not thereafter and in no event after the date the option would otherwise have expired. Except as may otherwise be expressly provided in the applicable Contract, an Award Holder whose directorship with the Company has terminated by reason of Disability, may exercise such options, to the extent exercisable on the effective date of such termination, at any time within one (1) year after such date, but not thereafter and in no event after the date the option would otherwise have expired.

6. Stock Awards. The Administrators, in their sole discretion, may from time to time, consistent with the purposes of the Plan, grant shares of Common Stock to persons eligible for such grant pursuant to Paragraph 4. The grant may be for no consideration (except the minimum required by Bermuda law), or may require the Award Holder to pay such price per share therefor, if any, as the Administrators may determine, in their sole discretion. Payment for any shares so granted may be made in such manner (including for services), consistent with Bermuda law, as the Administrators may determine. Such shares may be subject to such contingencies and restrictions as the Administrators may determine, as set forth in the Contract, including the right to repurchase such shares upon specified events determined by the Administrators as set forth in the Contract, or events of forfeiture as determined by the Administrators as set forth in the Contract. Such rights of repurchase or forfeiture may be based on such factors as determined by the Administrators, including but not limited to factors relating to the tenure of the employment or consulting relationship between the Award Holder and the Company, performance criteria related to the Award Holder or the Company, and whether the relationship between the Award Holder and the Company has terminated with or without Cause or with or without the Company's consent. Upon the issuance of the stock certificate for a Stock Award, or in the case of uncertificated shares, the entry on the books of the Company's transfer agent representing such shares, notwithstanding any contingencies or restrictions to which the shares are subject, the Award Holder shall be considered to be the record owner of the shares, and subject to the contingencies and restrictions set forth in the Award Agreement, shall have all rights of a shareholder of record with respect to such shares, including the right to vote and to receive distributions. The shares shall vest in the Award Holder when all of the vesting restrictions and contingencies lapse, including the lapse of any rights of repurchase or forfeiture as provided in the Contract. Until such time, the Administrators may require that such shares be held by the Company, together with a stock power duly endorsed in blank by the Award Holder.

7. Rules of Operation.

(a) Fair Market Value. The fair market value of a share of Common Stock on any day shall be (i) if the principal market for the Common Stock is a national securities exchange, the closing prices per share of the Common Stock on such day as reported by such exchange or on a consolidated tape reflecting transactions on such exchange, (ii) if the principal market for the Common Stock is not a national securities exchange and the Common Stock is quoted on the Nasdaq Stock Market ("Nasdaq"), and (A) if actual sales price information is available with respect to the Common Stock, the closing sales prices per share of the Common Stock on such day on Nasdaq, or (B) if such information is not available, the closing bid and the asked prices per share for the Common Stock on such day on Nasdaq, or (iii) if the principal market for the Common Stock is not a national securities exchange and the Common Stock is not quoted on Nasdaq, the closing bid and asked prices per share for the Common Stock on such day as reported on the OTC Bulletin Board Service or by National Quotation Bureau, Incorporated or a comparable service; provided, however, that if clauses (i), (ii) and (iii) of this Paragraph 7(a) are all inapplicable because the Company's Common Stock is not publicly traded, or if no trades have been made or no quotes are available for such day, the fair market value of a share of Common Stock shall be determined by the Administrators by any method consistent with any applicable regulations adopted by the Treasury Department relating to stock options.

(b) Exercise. An Award (or any installment thereof), to the extent then exercisable, shall be exercised by giving written notice to the Company at its principal office stating which Award is being exercised, specifying the number of shares of Common Stock as to which such Award is being exercised and accompanied by payment in full of the aggregate exercise price therefor (or the amount due on exercise if the applicable Contract permits installment payments) (i) in cash and/or by certified check, (ii) with the authorization of the Administrators, with previously acquired shares of Common Stock having an aggregate fair market value, on the date of exercise, equal to the aggregate exercise price of all Awards being exercised, (iii) with the authorization of the Administrators, by delivering a full or limited recourse, interest bearing promissory note payable in one or more installments and secured by the shares of Common Stock for which the Award is exercised, for any amount of the purchase price in excess of the minimum required under Bermuda law to be paid upon issuance, or (iv) some combination thereof; provided, however, that in no case may shares be tendered if such tender would require the Company to incur a charge against its earnings for financial accounting purposes. The Company shall not be required to issue any shares of Common Stock pursuant to the exercise of any Award until all required payments with respect thereto, including payments for any required withholding amounts, have been made.

The Administrators may, in their sole discretion, permit payment of the exercise price of an Award by delivery by the Award Holder of a properly executed notice, together with a copy of the Award Holder's irrevocable instructions to a broker acceptable to the Administrators to deliver promptly to the Company the amount of sale or loan proceeds sufficient to pay such exercise price. In connection therewith, the Company may enter into agreements for coordinated procedures with one or more brokerage firms.

In no case may a fraction of a share of Common Stock be purchased or issued under the Plan.

(c) Stockholder Rights. An Award Holder shall not have the rights of a stockholder with respect to such shares of Common Stock to be received upon the exercise or grant of an Award until the date of issuance of a stock certificate to the Award Holder for such shares or, in the case of uncertificated shares, until the date an entry is made on the books of the Company's transfer agent representing such shares; provided, however, that until such stock certificate is issued or until such book entry is made, any Award Holder using previously acquired shares of Common Stock in payment of an option exercise price shall continue to have the rights of a stockholder with respect to such previously acquired shares.

8. Compliance with Securities Laws. It is a condition to the receipt or exercise of any Award that either (a) a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock to be issued upon such grant or exercise shall be effective and current at the time of such grant or exercise, or (b) there is an exemption from registration under the Securities Act for the issuance of the shares of Common Stock upon such grant or exercise. Nothing herein shall be construed as requiring the Company to register shares subject to any Award under the Securities Act or to keep any Registration Statement effective or current.

The Administrators may require, in their sole discretion, as a condition to the grant or exercise of an Award, that the Award Holder execute and deliver to the Company the Award Holder's representations and warranties, in form, substance and scope satisfactory to the Administrators, which the Administrators determine is necessary or convenient to facilitate the perfection of an exemption from the registration requirements of the Securities Act, applicable state securities laws or other legal requirements, including without limitation, that (a) the shares of Common Stock to be issued upon the receipt or exercise of an Award are being acquired by the Award Holder for the Award Holder's own account, for investment only and not with a view to the resale or distribution thereof, and (b) any subsequent resale or distribution of shares of Common Stock by such Award Holder will be made only pursuant to (i) a Registration Statement under the Securities Act which is effective and current with respect to the shares of Common Stock being sold, or (ii) a specific exemption from the registration requirements of the Securities Act, but in claiming such exemption, the Award Holder, prior to any offer of sale or sale of such shares of Common Stock, shall provide the Company with a favorable written opinion of counsel satisfactory to the Company, in form, substance and scope satisfactory to the Company, as to the applicability of such exemption to the proposed sale or distribution.

In addition, if at any time the Administrators shall determine that the listing or qualification of the shares of Common Stock subject to any Award on any securities exchange, Nasdaq or under any applicable law, or that the consent or approval of any governmental agency or regulatory body, is necessary or desirable as a condition to, or in connection with, the granting of an Award or the issuance of shares of Common Stock upon exercise of an Award, such Award may not be granted or exercised in whole or in part, as the case may be, unless such listing, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Administrators.

9. Award Contracts. Each Award shall be evidenced by an appropriate Contract, which shall be duly executed by the Company and the Award Holder. Such Contract shall contain such terms, provisions and conditions not inconsistent herewith as may be determined by the Administrators in their sole discretion. The terms of each Award and Contract need not be identical.

10. Adjustments upon Changes in Common Stock. Notwithstanding any other provision of the Plan, and except as set forth below in the event of a Change in Control, in the event of a stock dividend, recapitalization, merger, consolidation, spin-off, stock-split, combination or exchange of shares or the like which results in a change in the number or kind of shares of Common Stock which are outstanding immediately prior to such event, the aggregate number and kind of shares subject to the Plan, the aggregate number and kind of shares subject to each outstanding Award, the exercise price of each Award, and the maximum number of shares subject to each Award that may be granted to any employee in any calendar year, and the Section 162(m) Maximum, shall be appropriately adjusted by the Board of Directors, whose determination shall be conclusive and binding on all parties. Such adjustment may provide for the elimination of fractional shares that might otherwise be subject to options without payment therefor. Notwithstanding the foregoing, no adjustment shall be made pursuant to this Paragraph 10 if such adjustment (a) would cause the Plan to fail to comply with Section 422 of the Code or with Rule 16b-3 of the Exchange Act (if applicable to such Award), and (b) would be considered as the adoption of a new plan requiring stockholder approval. The conversion of one or more outstanding shares of preferred stock that the Company may issue from time to time into Common Stock shall not in and of itself require any adjustment under this Paragraph 10.

Except as may otherwise be expressly provided in an applicable Contract, in the event of a Change in Control (as defined in Paragraph 17) any options shall vest in full at such date so that each such Option shall, immediately prior to the effective date of the Change in Control, become fully exercisable for all of the shares of Common Stock at the time subject to that Option and may be exercised for any or all of those shares as fully-vested shares of Common Stock and such options shall otherwise terminate as of the effective date of the Change in Control; provided, however, that the Award Holder shall be given notice of the Change in Control not less than five (5) days in advance so he will be given an opportunity to exercise any options prior to the Change in Control, which exercise may be conditioned upon consummation of such Change in Control. However, except as may be expressly provided in an applicable Contract, the shares subject to an outstanding Option shall not vest on such an accelerated basis, and such Option shall not terminate, if and to the extent that: (a) such Option is assumed (i.e., appropriate provision for any outstanding options is made by substitution on an equitable basis of appropriate stock of the Company or of the successor corporation which will be issuable in respect to one share of Common Stock of the Company) by the successor corporation (or parent thereof) in the Change in Control and the Company's repurchase rights, if any, are concurrently assigned to such successor corporation (or parent thereof), or if the Change in Control is of the type specified in Paragraph 17(c)(i)(C) the Company expressly agrees to allow the option to continue or (b) such Option is to be replaced with a cash incentive program of the successor corporation which preserves the spread existing on the unvested Option shares at the time of the Change in Control and provides for subsequent payout in accordance with the same vesting schedule applicable to those unvested Option shares, or (c) the acceleration of such Option is subject to other limitations imposed by the Administrators at the time of the Award grant. Except as may otherwise be expressly provided in an applicable Contract, all outstanding repurchase rights under a Contract (for shares acquired pursuant to the exercise of an Option or shares acquired pursuant to a Stock Award) shall also terminate automatically, and the shares of Common Stock subject to those terminated rights shall immediately vest in full, in the event of a Change in Control, except to the extent that (x) those repurchase rights are assigned to the successor corporation (or Parent thereof) in connection with such transaction or, if the Change in Control is of the type specified in Paragraph 17(c)(i)(C) the Company expressly agrees to provide for the continuation of such repurchase rights or (y) such accelerated vesting is precluded by other limitations imposed by the Administrators at the time the Award is granted.

The Administrators shall have the discretionary authority, exercisable at the time the unvested Award shares are issued or any time while the repurchase rights with respect to those shares remain outstanding, to provide that those rights shall automatically terminate on an accelerated basis, and the shares subject to those terminated rights shall immediately vest, in the event that the Award Holder's employment, consultancy or directorship should subsequently be terminated by the Company or the successor without Cause within a designated period (not to exceed eighteen (18) months) following the effective date of any Change in Control in which those repurchase rights are assigned to the successor corporation (or parent thereof).

11. Amendments and Termination of the Plan. The Plan was adopted by the Board of Directors on November 12, 2004. No Award may be granted under the Plan after November 11, 2014. The Board of Directors, without further approval of the Company's stockholders, may at any time suspend or terminate the Plan, in whole or in part, or amend it from time to time in such respects as it may deem advisable, including without limitation, in order that ISOs granted hereunder meet the requirements for "incentive stock options" under the Code, or to comply with the provisions of Rule 16b-3 or Section 162(m) of the Code or any change in applicable laws or regulations, ruling or interpretation of any governmental agency or regulatory body; provided, however, that no amendment shall be effective, without the requisite prior or subsequent stockholder approval, which would (a) except as contemplated in Paragraph 10, increase the maximum number of shares of Common Stock for which any Awards may be granted under the Plan or change the Section 162 Maximum, (b) change the eligibility requirements for individuals

entitled to receive Awards hereunder, or (c) make any change for which applicable law or any governmental agency or regulatory body requires stockholder approval. No termination, suspension or amendment of the Plan shall adversely affect the rights of an Award Holder under any Award granted under the Plan without such Award Holder's consent. The power of the Administrators to construe and administer any Award granted under the Plan prior to the termination or suspension of the Plan shall continue after such termination or during such suspension.

12. Non-Transferability. Except as may otherwise be expressly provided in the applicable Contract, no option granted under the Plan shall be transferable other than by will or the laws of descent and distribution, and Awards may be exercised, during the lifetime of the Award Holder, only by the Award Holder or the Award Holder's Legal Representatives. Except as may otherwise be expressly provided in the applicable Contract, a Stock Award, to the extent not vested, shall not be transferable otherwise than by will or the laws or descent and distribution. Except to the extent provided above, Awards may not be assigned, transferred, pledged, hypothecated or disposed of in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process, and any such attempted assignment, transfer, pledge, hypothecation or disposition shall be null and void ab initio and of no force or effect.

13. Withholding Taxes. The Company, or its Parent or Subsidiary, as applicable, may withhold (a) cash or (b) with the consent of the Administrators (in the Contract or otherwise), shares of Common Stock to be issued under an Award or a combination of cash and shares, having an aggregate fair market equal to the amount which the Administrators determine is necessary to satisfy the obligation of the Company, a Subsidiary or Parent to withhold federal, state and local income taxes or other amounts incurred by reason of the grant, vesting, exercise or disposition of an option or the disposition of the underlying shares of Common Stock. Alternatively, the Company may require the Award Holder to pay to the Company such amount, in cash, promptly upon demand.

14. Legends; Payment of Expenses; Share Escrow. The Company may endorse such legend or legends upon the certificates for shares of Common Stock issued upon the grant or exercise of an Award and may issue such "stop transfer" instructions to its transfer agent in respect of such shares as it determines, in its sole discretion, to be necessary or appropriate to (a) prevent a violation of, or to perfect an exemption from, the registration requirements of the Securities Act, applicable state securities laws or other legal requirements, (b) implement the provisions of the Plan or any agreement between the Company and the Award Holder with respect to such shares of Common Stock, or (c) permit the Company to determine the occurrence of a "disqualifying disposition," as described in Section 421(b) of the Code, of the shares of Common Stock transferred upon the exercise of an ISO granted under the Plan.

The Company shall pay all issuance taxes with respect to the issuance of shares of Common Stock upon grant or exercise of an Award, as well as all fees and expenses incurred by the Company in connection with such issuance.

Shares with respect to Stock Awards may, in the Administrator's discretion, be held in escrow by the Company until the Award Holder's interest in such shares vests.

15. Use of Proceeds. The cash proceeds to be received upon the grant or exercise of an Award shall be added to the general funds of the Company and used for such corporate purposes as the Board of Directors may determine, in its sole discretion.

16. Substitutions and Assumptions of Awards of Certain Constituent Corporations. Anything in this Plan to the contrary notwithstanding, the Board of Directors may, without further approval by the stockholders, substitute new Awards for prior Awards of a Constituent Corporation (as such term is defined in Paragraph 17) or assume the prior options or restricted stock of such Constituent Corporation.

17. Definitions.

(a) "Cause," in connection with the termination of an Award Holder, shall mean (i) "cause," as such term (or any similar term, such as "with cause") is defined in any employment, consulting or other applicable agreement for services between the Company and such Award Holder, or (ii) in the absence of such an agreement, "cause" as such term is defined in the Contract executed by the Company and such Award Holder, or (iii) in the absence of both of the foregoing, (A) conviction of such Award Holder for any felony or the entering by him of a please of guilty or *nolo contendere* with respect thereto, (B) willful and repeated failures in any material respect of such Award Holder to perform any of the Award Holder's reasonable duties and responsibilities assigned to him and the failure of the Award Holder to cure such failures hereunder within thirty (30) days after written notice thereof from the Company, (C) the commission of any act or failure to act by such Award Holder that involves moral turpitude, dishonesty, theft, destruction of property, fraud, embezzlement or unethical business conduct, or that is otherwise injurious to the Company, any of its Subsidiaries or any Parent or any other affiliate of the Company (or its or their respective employees), whether financially or otherwise, or (D) any material violation by such Award Holder of the requirements of such Contract, any other contract or agreement between the Company and such Award Holder or this Plan (as in effect from time to time); in each case, with respect to subsections (A) through (D), as determined by the Board of Directors.

(b) "Constituent Corporation" shall mean any corporation which engages with the Company, its Parent or any Subsidiary in a transaction to which Section 424(a) of the Code applies (or would apply if the option assumed or substituted were an ISO), or any Parent or any Subsidiary of such corporation.

(c) "Change in Control" shall mean

(i) any of the following transactions effected with a Person not an Affiliate of the Company immediately prior to the transaction:

(A) a merger or consolidation of the Company with or into another entity; (B) the exchange or sale of all or a portion of the outstanding shares of the Company for securities of another entity, or other consideration provided by such entity; or (C) the issuance of equity securities of the Company or securities convertible into equity securities, in exchange for securities of another entity or other consideration provided by such entity; and in the case of either (A), (B) or (C) the Company's shareholders prior to the transaction, do not possess, immediately after such transaction, more than fifty percent (50%) (not including the holdings of the other entity or Affiliate thereof, if such person was a shareholder of the Company prior to the transaction) of the voting power of any of the following: (X) the Company; (Y) such other entity; or (Z) any direct or indirect Parent of such other entity;

(ii) a sale of all or substantially all of the Company's assets to a third party not an Affiliate of the Company immediately prior to such transaction.

(iii) any person or entity (other than the Company, any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any company controlled by the Company), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 30% or more of the combined voting power of the Company's then outstanding securities; excluding, however, any person or entity acquiring such beneficial ownership (A) directly from the Company or from an affiliate of the company who acquired such beneficial ownership directly from the Company (including any acquisition resulting from exercise of a conversion or exchange privilege in respect of outstanding convertible or exchangeable securities acquired from the Company or such an affiliate), and (B) pursuant to a reorganization, merger or consolidation involving the company which does not itself constitute a Change in Control pursuant to subsection (i) of this definition; provided, however, that this subparagraph (c)(iii) shall be inapplicable if the Company is not at the time of an event described in this subparagraph (c)(iii), a reporting company under the Securities Exchange Act of 1934;

(iv) during any period of not more than two consecutive years (not including any period prior to the date of this Agreement), individuals who at the beginning of such period constitute the Board cease for any reason to constitute at least a majority thereof, unless the election, or the nomination for election, by shareholders of the Company of each new director was approved or ratified by a vote of at least a majority of the directors then still in office who were directors at the beginning of the period or who were new directors approved by such a vote; provided, however, that this subparagraph (c)(iv) shall be inapplicable if the Company is not at the time of an event described in this subparagraph (c)(iv), a reporting company under the Securities Exchange Act of 1934; or

(v) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company.

For the purposes of this definition, the term "Affiliate" of any person or entity ("Person") shall mean any other person or entity which controls, is controlled by, or is under common control with such Person. As used herein, "control" shall be the possession, directly or indirectly, of the power to direct or cause the direction of the management of, and policies of a person whether through the ownership of voting securities, by contract or otherwise.

(d) "Disability" shall mean a permanent and total disability within the meaning of Section 22(e)(3) of the Code.

(e) "Legal Representative" shall mean the executor, administrator or other person who at the time is entitled by law to exercise the rights of a deceased or incapacitated Award Holder with respect to an Award granted under the Plan.

(f) "Parent" shall mean a "parent corporation" within the meaning of Section 424(e) of the Code.

(g) "Subsidiary" shall mean a "subsidiary corporation" within the meaning of Section 424(f) of the Code.

18. Governing Law. The Plan, any Awards granted hereunder, the Contracts and all related matters shall be governed by, and construed in accordance with, the laws of Bermuda, other than those laws which would defer to the substantive law of the other jurisdiction.

Neither the Plan nor any Contract shall be construed or interpreted with any presumption against the Company by reason of the Company causing the Plan or Contract to be drafted. Whenever from the context it appears appropriate, any term stated in either the singular or plural shall include the singular and plural, and any term stated in the masculine, feminine or neuter gender shall include the masculine, feminine and neuter.

19. Partial Invalidity. The invalidity, illegality or unenforceability of any provision in the Plan, any Award or Contract shall not affect the validity, legality or enforceability of any other provision, all of which shall be valid, legal and enforceable to the fullest extent permitted by applicable law.

20. Stockholder Approval. The Plan shall be subject to approval of the Company's stockholders. No options granted hereunder may be exercised prior to such approval, provided, however, that the date of grant of any option shall be determined as if the Plan had not been subject to such approval. Notwithstanding the foregoing, if the Plan is not approved by a vote of the stockholders of the Company on or before November 11, 2005, the Plan and any Awards granted hereunder shall terminate.

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APPENDIX B

Silverstar Holdings, Ltd.
Amended and Restated Audit Committee Charter

ARTICLE I

PURPOSES

The purposes of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Silverstar Holdings, Ltd. (the "Company") is to oversee the accounting and financial reporting processes of the Company and the audits of the financial statements of the Company and to assist the Board in fulfilling the Board's oversight responsibilities with respect to:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements;
- the independent auditors' qualifications and independence; and
- the performance of the independent auditors.

The Committee shall also have the responsibility for the Committee's report, made pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to be included in the Company's annual proxy statement.

ARTICLE II

COMPOSITION OF THE COMMITTEE

Section 1. Number. The Committee shall consist of no fewer than three members of the Board, as determined by the Board.

Section 2. Qualifications. Each Committee member shall have all of the following qualifications:

A. Each Committee member shall meet the independence criteria of the Nasdaq Marketplace rules for audit committees and Rule 10A-3 of the Exchange Act, as amended, modified or supplemented from time to time.

B. Each Committee member shall, at the time of his or her appointment, satisfy all other requirements imposed by the securities exchange on which the Company's common stock is principally traded.

Section 3. Appointment and Removal. The Board shall appoint Committee members and appoint a Committee Chairman from among those members. Each Committee member shall serve at the pleasure of the Board for such term as the Board may decide or until such Committee member is no longer a member of the Board.

ARTICLE III

DUTIES OF THE COMMITTEE

The Committee is responsible for overseeing the Company's financial reporting process on behalf of the Board. The Company's management is responsible for the preparation, presentation and integrity of the Company's financial statements and for the appropriateness of the accounting and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's financial statements and for reviewing the Company's interim financial statements. The independent auditors are ultimately accountable to the Board and the Committee, as representatives of the Company's stockholders. As used in this Charter, the term "independent auditor" means any independent auditor, including one constituting a "registered public accounting firm" (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), engaged for the purpose of preparing or issuing an audit report or performing other audit review or attest services for the Company.

ARTICLE IV

RESPONSIBILITIES OF THE COMMITTEE

Section 1. Retain the Independent Auditors. The Committee shall directly (1) appoint, retain, terminate and determine the compensation of and oversee the work of the independent auditors, (2) oversee the resolution of disagreements between the Company's management and the independent auditors, (3) preapprove all audit services provided by the independent auditors, and (4) preapprove any non-audit services with the independent auditors, subject to the de minimus exception contained in Section 10A of the Exchange Act. The Committee may delegate the authority to grant preapprovals and approvals required by Section 10A of the Exchange Act for services provided by independent auditors to one or more independent members of the Committee, subject to the delegated member or members reporting any such pre-approvals to the Committee at its next scheduled meeting.

Section 2. Review and Discuss the Auditors' Quality Control. The Committee shall, at least annually, receive from the Company's independent auditors (1) a summary of the results of the most recent internal quality control review, or peer review, of the firm, (2) a summary of significant inquiries or investigations by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and (3) a summary of any steps taken to deal with any such issues.

Section 3. Review and Discuss the Independence of the Auditors. In connection with the retention of the Company's independent auditors, the Committee shall, at least annually, review and discuss the information provided by management and the independent auditors relating to the independence of the audit firm, including, among other things, information related to the non-audit services provided and expected to be provided by the auditors, rotation of lead and concurring audit partners and restrictions on hiring of employees or partners of the independent auditors. The Committee shall be responsible for (1) ensuring that the independent auditors submit at least annually to the Committee a formal written statement delineating all relationships between the auditors and the Company consistent with applicable independence standards, (2) actively engaging in a dialogue with the auditors with respect to any disclosed relationship or service that may impact the objectivity and independence of the auditors, and (3) taking appropriate action in response to the auditors' report to satisfy itself of the auditors' independence.

Section 4. Review and Discuss the Audit Plan. The Committee shall review and discuss with the independent auditors the plans for, and the scope of, the annual audit and other examinations, including the adequacy of staffing and compensation.

Section 5. Review and Discuss Conduct of the Audit. The Committee shall review and discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit, as well as any audit problems or difficulties and management's response, including (1) any restriction on audit scope or on access to requested information, (2) any significant disagreements with management, and (3) significant issues discussed with the independent auditors' national office. The Committee shall seek to resolve all disagreements between management and the independent auditors regarding financial reporting.

Section 6. Review and Discuss Financial Statements and Disclosures. The Committee shall review and discuss with appropriate officers of the Company and the independent auditors the annual audited and quarterly financial statements of the Company, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the disclosures regarding internal controls and other matters required to be reported to the Committee by Section 302 of the Sarbanes-Oxley Act of 2002 and all rules promulgated thereunder by the Securities and Exchange Commission ("SEC").

Section 7. Review and Discuss the Systems of Internal Accounting Controls. The Committee shall review and discuss with the independent auditors the adequacy of the Company's internal accounting controls, the Company's financial, auditing and accounting organizations and personnel, and the Company's policies and compliance procedures with respect to business practices which shall include the disclosures regarding internal controls and matters required to be reported to the Committee by Section 302 of the Sarbanes-Oxley Act of 2002 and all rules promulgated thereunder by the SEC.

Section 8. Review and Discuss the Audit Results. The Committee shall review and discuss with the independent auditors (1) the report of their annual audit, or proposed report of their annual audit, (2) the accompanying management letter, if any, (3) the reports of their reviews of the Company's interim financial statements conducted in accordance with Statement on Auditing Standards No. 100, and (4) the reports of the results of such other examinations outside of the course of the independent auditors' normal audit procedures that the independent auditors may from time to time undertake. The foregoing shall include the reports required by Section 204 of the Sarbanes-Oxley Act of 2002 and, as appropriate, (1) a review of major issues regarding (a) accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles and (b) the adequacy of the Company's internal controls and any special audit steps adopted in light of material control deficiencies, (2) a review of analyses prepared by management or the independent auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative generally accepted accounting principles ("GAAP") on the financial statements, and (3) a review of the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company.

Section 9. Discuss Risk Management Policies. The Committee shall discuss policies with respect to risk assessment and risk management to assess and manage the Company's exposure to risk, including the Company's major financial risk exposures and the steps management has taken to monitor and control these exposures.

Section 10. Establish Procedures for Complaints Regarding Financial Statements or Accounting Policies. The Committee shall establish procedures for (1) the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and (2) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters. The Committee shall discuss with management and the independent auditors any correspondence with regulators or governmental agencies and any complaints or concerns regarding the Company's financial statements or accounting policies.

Section 11. Review and Discuss Other Matters. The Committee shall review and discuss with management or the independent auditors such other matters that relate to the accounting, auditing and financial reporting practices and procedures of the Company as the Committee may, in its own discretion, deem desirable in connection with the review functions described above.

Section 12. Make Board Reports. The Committee shall report its activities to the Board in such manner and at such times, but at least quarterly, as the Committee or the Board deems appropriate. Such report shall include the Committee's conclusions with respect to its evaluation of the independent auditors.

Section 13. Other Duties. The Committee shall perform any other duties or responsibilities delegated to the Committee by the Board from time to time.

ARTICLE V

MEETINGS OF THE COMMITTEE

The Committee shall meet in person or telephonically at least quarterly, or more frequently as it may determine necessary, to comply with its responsibilities as set forth herein. The Committee Chairman shall, in consultation with the other members of the Committee, the Company's independent auditors and the appropriate officers of the Company, be responsible for calling meetings of the Committee, establishing an agenda therefor and supervising the conduct thereof. Any Committee member may submit items to be included on the agenda. Committee members may also raise subjects that are not on the agenda at any meeting. The Committee Chairman or a majority of the Committee members may call a meeting of the Committee at any time. A majority of the number of Committee members shall constitute a quorum for conducting business at a meeting of the Committee. The act of a majority of Committee members present at a Committee meeting at which a quorum is in attendance shall be the act of the Committee, unless a greater number is required by law, the Company's certificate of incorporation or bylaws, or this Charter.

The Committee may request any officer or employee of the Company or the Company's outside legal counsel or independent auditors to attend a meeting of the Committee or to meet with any member, consultant or retained expert of the Committee. The Committee shall meet with the Company's management and the independent auditors periodically in separate private sessions to discuss any matter that the Committee believes should be discussed privately.

ARTICLE VI

RESOURCES AND AUTHORITY OF THE COMMITTEE

The Committee shall have the resources and authority appropriate, in the Committee's discretion, to discharge its responsibilities and carry out its duties as required by law, including access to all books, records, facilities and personnel of the Company and the authority to engage outside auditors for special audits, reviews and other procedures and to engage independent counsel and other advisors, experts or consultants. In addition, by adoption of this Charter, the Board authorizes funding for the Committee appropriate, in the Committee's discretion, for the discharge of the Committee's functions and responsibilities.

ARTICLE VII

AUDIT COMMITTEE REPORT

The Committee, with the assistance of management and advice from the independent auditors and outside legal counsel, shall prepare the audit committee report to be included in the Company's proxy statement relating to the Company's annual meeting of stockholders.

ARTICLE VIII

REVIEW OF CHARTER

The Committee shall periodically conduct a review and reassessment of the adequacy of this Charter, and recommend any changes to the Board. The Committee shall conduct this charter review and reassessment in such manner as the Committee, in its business judgment, deems appropriate.

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APPENDIX C

SILVERSTAR HOLDINGS, LTD.

NOMINATING/CORPORATE GOVERNANCE COMMITTEE CHARTER

Purpose

The function of the Nominating/Corporate Governance Committee (the "Committee") is to identify individuals qualified to become board members and to select, or to recommend that the Board of Directors select, the director nominees for the next annual meeting of stockholders, to oversee the selection and composition of committees of the Board of Directors, to oversee management continuity planning processes and to develop and implement the Company's Corporate Governance Guidelines.

Composition

The Committee shall consist of two or more members of the Board of Directors, each of whom is determined by the Board of Directors to be "independent" in accordance with the rules of the NASDAQ Stock Market and the SEC.

Appointment and Removal

The members of the Committee shall be appointed by the Board of Directors and shall serve until such member's successor is duly elected and qualified or until such member's earlier resignation or removal. The members of the Committee may be removed, with or without cause, by a majority vote of the Board of Directors.

Chairperson

Unless a Chairperson is elected by the full Board of Directors, the members of the Committee shall designate a Chairperson by majority vote of the full Committee membership. The Chairperson will chair all regular sessions of the Committee and set the agendas for Committee meetings.

Delegation to Subcommittees

In fulfilling its responsibilities, the Committee shall be entitled to delegate any or all of its responsibilities to a subcommittee of the Committee.

Meetings

The Committee shall meet as frequently as circumstances dictate. The Chairman of the Board or any member of the Committee may call meetings of the Committee. The Committee may invite to its meetings any director, member of management of the Company, and such other persons as it deems appropriate in order to carry out its responsibilities.

Duties and Responsibilities

The Committee shall have the following duties and responsibilities:

- Establish criteria for the selection of new directors to serve on the Board of Directors, taking into account at a minimum all applicable laws, rules, regulations and listing standards, a potential candidate's experience, areas of expertise and other factors relative to the overall composition of the Board of Directors.

- Identify individuals believed to be qualified as candidates to serve on the Board of Directors and select, or recommend that a majority of independent members of the Board of Directors select, the candidates for all directorships to be filled by the Board of Directors or by the shareholders at an annual or special meeting.

- Monitor the orientation and continuing education program for directors.

- Review the Board of Director's committee structure and recommend to the Board of Directors to serve on the committees of the Board, giving consideration to the criteria for service on each committee as set forth in the charter for such committee, as well as to any other factors the Committee deems relevant, and when appropriate, make recommendations regarding the removal of any member of any committee.

- Recommend members of the Board of Directors to serve as the Chair of the committees of the Board of Directors.

- Oversee and approve the management continuity planning process. Annually review and evaluate the succession plans relating to the CEO and other executive officer positions and make recommendations to the Board of Directors with respect to the selection of individuals to occupy these positions.

- Develop and recommend to the Board of Directors for its approval an annual self-evaluation process of the Board of Directors and its committees. Based on the results of the annual evaluation, as well as on any other matters the Committee shall deem relevant, the Committee shall make such recommendations to the Board of Directors regarding board processes and other items deemed appropriate to improve or ensure the effective functioning of the Board of Directors as the Committee shall from time to time deem advisable or appropriate.

- Develop and recommend to the Board of Directors for its approval a set of Corporate Governance Guidelines. The Committee shall review the Guidelines on an annual basis, or more frequently if appropriate, and recommend changes as necessary.

- Perform any other activities consistent with this Charter, the Company's Bylaws and governing law as the Committee or the Board of Directors deem appropriate.

Advisors

The Committee shall have the authority to retain a search firm to assist in identifying director candidates, and retain outside counsel and other advisors as the Committee may deem appropriate in its sole discretion. The Committee shall have sole authority to approve related fees and retention terms.

Reports and Performance Review

The Committee shall report its actions and any recommendations to the Board of Directors after each Committee meeting and shall conduct and present to the Board of Directors an annual performance evaluation of the Committee. The Committee shall review at least annually the adequacy of this Charter and recommend any proposed changes to the Board of Directors for approval.

Disclosure of Charter

This Charter will be made available in accordance with applicable rules and regulations.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ____________________

Commission file number 0-27494

SILVERSTAR HOLDINGS, LTD.
(Exact name of Registrant as specified in its charter)

Bermuda	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Clarendon House, Church Street, Hamilton HM CX, Bermuda
(Address of Principal Executive Offices with Zip Code)

Registrant's telephone number, including area code (441) 295-1422

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.01 par value
("Common Stock")

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2) Yes ___ No X

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked prices of such common equity, as of the last business day of the Registrant's most recently completed second fiscal quarter.

The aggregate market value of the Registrant's Common Stock held by non-affiliates of the Registrant as of September 13, 2004, was $6,106,357.

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date.

As of September 13, 2004, there were 7,812,347 shares of the Registrant's Common Stock outstanding and 876,025 shares of the Registrant's Class B Common Stock outstanding.

PART I.

Item 1. Description of Business

We are a holding company that seeks to acquire businesses fitting a predefined investment strategy.

We are the parent company of Fantasy Sports, Inc., which operates the Fantasycup.com, fantasycup.org, fantasycup.net, and fantasystockcar.com, websites and specializes in subscription based NASCAR, college football and basketball and other fantasy sports games. We are also a minority shareholder in Magnolia Broadband Wireless, a startup company which is developing mobile wireless broadband products.

History

We were founded in September 1995 as a Bermuda corporation to pursue opportunities in South Africa as an emerging market. At that time, our business plan was to acquire, own and operate seasoned, closely held companies in South Africa with annual sales in the range of approximately $5 million to $50 million. In 1999, we shifted our focus to the Internet, technology and e-commerce sectors, and away from South Africa, by acquiring a majority stake in Leisureplanet.com, an Internet travel services company. In connection with the shift in our business plan, we changed our name to Leisureplanet Holdings, Ltd. In 2000, we disposed of our operations in South Africa, closed Leisureplanet.com and acquired 100% of Fantasy Sports, Inc. In 2001, we acquired 100% of Student Sports, Inc, which we sold in 2003. This was the only operating subsidiary in our marketing services segment. As a result of these changes and developments, we have reestablished our investment criteria. Currently, our strategy focuses on:

- Acquiring controlling stakes in small, high quality game related media and marketing businesses with strong management teams that are positioned to use technology and Internet related platforms to fuel above average growth.

- Our investments must show an ability to contribute, in the short to medium term, to earnings per share through operating profit or capital appreciation.

- We aim to add value to our investments by operating in partnership with committed, incentivised, entrepreneurial management who show the vision and ability to grow their businesses into industry or niche leaders.

DESCRIPTION OF OUR SUBSIDIARIES AND INVESTMENTS

Fantasy Sports, Inc.

Fantasy Sports, Inc. owns and operates one of America's oldest and largest subscription based NASCAR fantasy sports game. In addition, the company has developed, and offers, subscription based college football, basketball, and other motor sport fantasy games. All the company's games offer weekly and seasonal cash and merchandise prizes.

Currently, the Company has over 25,000 paid game plays for its Spring, Fall and One Race NASCAR challenges, as well as the fantasy college football and basketball challenges and our other games. Subscription revenues for our games and ancillary services account for over 90% of our total revenues. Our NASCAR games currently generate over 90% of our subscription revenues. Participants pay between $99.95 to $169.95 to play in our seasonal games, and a $25 fee to participate in our One Race and Tournament challenges. We offer two grand prizes of $25,000 each for our NASCAR challenges and a $10,000 prize for the college football challenge winner. The winners of our One Race and Tournament challenges receive $10,000. In addition, weekly prizes and bonus points are widely distributed.

Fantasy sports participation is rapidly becoming a significant component of sports related leisure time activity. The NASCAR niche is particularly appealing as growing public interest in the sport, as evidenced by increased attendance and TV ratings for all NASCAR events, particularly the Nextel Cup Series races, have made this one of America's most popular sports. This trend was strengthened in 2001 with the first national television network broadcast of the Nextel Cup Series. Fantasy Sports has been operating their NASCAR challenges since 1993 and is one of the leading companies in this market. Our websites offer up to the minute racing tips from Mark Garrow, the well-known broadcaster, which adds to the fun and excitement of playing the game. Contestants can visit the site and trade drivers up to the very last minute prior to a race, thereby offering the highest degree of interactive online participation.

Since 1997, Fantasy Sports has operated a full season college football challenge game, which accounts for approximately 5% of our subscription revenues at present. During 2001, we developed and deployed a tournament challenge college basketball game that generated over 2,000 paying customers in our last fiscal year. We developed a retail business that specialized in the sale of NASCAR related die-cast cars, apparel and other merchandise. This retail operation commenced business in May 2001 and accounted for approximately 22% of our overall revenues in fiscal 2003. Due to ongoing losses, this operation was closed during the second quarter of fiscal 2004. It accounted for approximately 7% of our overall revenues during the fiscal year ended 2004.

We have substantially reduced our overhead in order to maximize profitability at Fantasy Sports. This was primarily achieved by the reduction of marketing expenses and general and administrative overhead through the outsourcing of our hosting, programming and customer service functions to Stats, Inc.

We currently provide an in-house corporate game for the Dana Corporation, and are seeking further corporate sponsorships for our games in order to diversify the revenue streams so that we are not solely reliant on subscription fees for our games.

Due to the increased popularity of online Fantasy Sports, we have faced increased competition over the past few years from both large media companies, such as, ESPN.com, CBS Sportsline, FoxSports.com, and Nascar.com, as well as from numerous small companies such as, Fanball.com, CDM Sports, All-Star Stats and Sportsbuff. While we believe that we still are the largest subscription based NASCAR fantasy business, there is no assurance that we will be able to maintain this position against our competitors.

There has been increasing governmental scrutiny of online gambling operations, however, to the best of our knowledge, the online fantasy sports business has not been included in this category. Fantasy Sports games have traditionally been differentiated from gambling due to the element of skill involved, as well as the ability of participants to play through the US mail, without paying a fee. Although we have received legal comfort in this regard, there can be no guarantee that governmental regulations may not change or be applied to our business, in the future.

Magnolia Broadband Wireless

On April 14, 2000, we entered into a Securities Purchase Agreement with Magnolia Broadband, Inc. Magnolia is a start up company that is developing wireless broadband solutions for the mobile telecommunications industry. Mobile telecommunications has been and continues to be one of the fastest growing and most dynamic segments of the telecommunications industry. According to a recent Cahner's Instat Group report, semiconductor revenue for wireless handsets will reach more than $50B in 2004, driven by an expected sales volume of over 1.2 billion handsets that year.

Magnolia is developing technology to become one of the first companies to integrate smart antenna technologies into RF chip sets utilized in mobile phones. Their aim is to create chip sets that increase the capacity and coverage of existing networks at little additional cost

Magnolia is a fabless semiconductor company building RF solutions by combining innovative Signal Processing technologies and novel Integrated Circuit solutions for the cellular industry. The combination of these innovations enables the wireless network operators to push out the Diversity Antenna capabilities to the edge of their networks, while enabling the handset manufacturers to offer these benefits economically.

We invested $2,500,000 in Magnolia and received shares of preferred stock in Magnolia. We also received board representation rights and registration rights. In October 2001, we invested a further $450,000 of a total $1,500,000 offering of Magnolia's Series A Preferred Stock. We co-invested along with Selway Partners, LLC, and CIP Capital, LP. In April and May 2002 Magnolia raised a further $7.5 million in an offering of Series B Preferred Stock. In June 2003 Magnolia raised a further $6 million dollars in an offering of Series C Preferred Stock. In April 2004, Magnolia raised a further $3 million in an offering of convertible notes. We did not participate in any of these rounds. Currently we own approximately 4% of Magnolia on a fully diluted basis including the exercise of all employee stock options. Due to recurring losses, our investment in Magnolia at June 30, 2004, which is now accounted for under the lower of cost or market method, was $831,066.

Discontinued Operations

Student Sports, Inc.

On June 14, 2003, we entered into an Asset Purchase Agreement with SS Founders, Inc., pursuant to which we sold substantially all of the assets and liabilities of Student Sports, Inc. Student Sports offers unique access to the high school athletic market across multimedia platforms. As a subsidiary of Silverstar Holdings, the company's primary thrust was to offer marketing services to large corporations interested in accessing this market. Additionally, the company worked towards building a "bottom-up" revenue generation strategy based on the creation of a number of subscription based programs where products and services will be sold directly to the high school athletes, their parents and coaches. We originally acquired Student Sports in September 2001. The consideration for the sale of Student Sports was 325,686 shares of Silverstar Holdings common stock that were returned to the Company as well as the forgiveness of a maximum of 913,745 contingent shares of Silverstar Holdings that could have been payable to former Student Sports shareholders in April 2004.

Employees

Silverstar Holdings through its US management subsidiaries employs two full time salaried employees. Fantasy Sports, Inc. currently employs two full time salaried employees and one hourly employee.

Our success will depend on our ability to attract and retain highly qualified employees. We provide performance based and equity based compensation programs to reward and motivate significant contributors among our employees. Competition for qualified personnel in the industry is intense. There can be no assurance that our current and planned staffing will be adequate to support our future operations or that management will be able to hire, train, retain, motivate, and manage required personnel. Although none of our employees is represented by a labor union, there can be no assurance that our employees will not join or form a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Item 2. Properties

Our principal executive offices are located at Clarendon House, Church Street, Hamilton, HM CX, Bermuda, which space is made available to us pursuant to a corporate services agreement entered into with a corporate services company in Bermuda.

Fantasy Sports, Inc. has its principal executive offices at 867 Clare Lane, York, Pennsylvania, 17402. These offices are approximately 980 square feet. The lease expires on December 31, 2004. It is renewably annually and costs us approximately $8,580 per year.

Our United States management subsidiary, First South Africa Management Corp., a Delaware corporation incorporated in 1995, has its principal executive offices at 6100 Glades Road, Suite 305, Boca Raton, Florida 33434. The lease expires in February 2006 and costs us approximately $33,000 per year.

Item 3. Legal Proceedings

None.

Item 4. Submission of Matters to a Vote of Security Holders.

Not Applicable.

PART II.

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is listed for quotation on the National Market on the Nasdaq System under the symbol SSTR. The following table sets forth, for the periods indicated the high and low closing sales prices for our common stock, as reported by Nasdaq.

	High	Low
Common Stock Fiscal 2003		
1st Quarter	$0.33	$0.10
2nd Quarter	$0.27	$0.07
3rd Quarter	$0.38	$0.06
4th Quarter	$0.81	$0.10
Common Stock Fiscal 2004		
1st Quarter	$1.51	$0.38
2nd Quarter	$2.69	$1.00
3rd Quarter	$2.41	$1.31
4th Quarter	$1.63	$0.86

The closing price of our common stock on September 13, 2004 was $0.80.

As of September 13, 2004, there were approximately 2,400 holders of our common stock, inclusive of holders whose shares were held by brokerage firms, depositaries and other institutional firms in "street name" for their customers.

We have never declared or paid any cash dividends on our common stock or our Class B common stock. We do not intend to declare or pay any dividends on our common stock or our Class B common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance the expansion of our business.

Item 6. SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

Selected Consolidated Financial Information

Statement of Operations Data	Years ended June 30,				
	2000	2001	2002	2003	2004
Revenues	$ -	$ 1,301,432	$ 3,107,324	$ 3,141,448	$ 2,367,463
Total operating expenses	2,491,128	4,362,413	5,295,375	4,456,082	3,239,802
Operating loss	(2,491,128)	(3,060,981)	(2,188,051)	(1,314,162)	(872,339)
Interest (expense)/income	(1,363,360)	976,107	615,294	638,011	603,352
Foreign Currency Gain (loss)	(80,702)	(1,042,474)	(1,345,348)	1,763,115	1,287,291
Income (Loss) from continuing operations before income taxes	(4,232,603)	(5,010,726)	(2,964,039)	1,069,049	1,030,105
Net Income (Loss) from continuing operations	(4,233,222)	(5,010,726)	(2,964,039)	1,069,049	1,030,105
(Loss)/gain from discontinued operations	(34,429,264)	-	(824,761)	(736,947)	-
Loss on disposition	-	(2,389,383)	-	(262,754)	(27,582)
Extraordinary Item – gain on extinguishments of debt	-	2,142,949	-	-	-
Net (loss)/income	(38,662,486)	(5,257,160)	(3,788,800)	69,348	1,002,523
Income (Loss) per share – from continuing Operations	$(0.54)	$(0.57)	$(0.34)	$0.12	$0.12

Balance Sheet Data	As of June 30,				
	2000	2001	2002	2003	2004
Total assets	$ 94,266,439	$ 15,931,857	$ 11,722,781	$ 12,354,162	$ 13, 265,458
Long term liabilities	15,473,769	-	-	349,289	234,192
Net working capital (deficiency) (1)	31,414,757	4,253,001	2,345,828	192,081	(177,981)
Stockholders' equity	5,595,870	13,578,710	10,212,073	10,025,049	11,422,107

(1) Net working capital (deficiency) is the net of current assets and current liabilities.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Background and History

Silverstar Holdings Limited was incorporated in September 1995. The Company's intention is to actively pursue acquisitions fitting a pre defined investment strategy:

- Acquiring controlling stakes in small, high quality, sports media and marketing businesses with strong management teams that are positioned to use technology and Internet related platforms to fuel above average growth.
- Our investments must show an ability to contribute, in the short to medium term, to earnings per share through operating profit or capital appreciation.
- We aim to add value to our investments by operating in partnership with committed, entrepreneurial management who show the vision and ability to grow their businesses into industry or niche leaders.

The Company sold its last remaining South African operations in November 2000. The Company still has significant assets that are denominated in South African Rand. The assets include cash and notes receivable. Should the Company hold the notes until maturity the Company will continue to record income statement gains or losses to the extent that the Rand's value fluctuates relative to the US dollar. At the present time, management has no intention of disposing of the notes receivable.

On November 17, 2000, the Company acquired all of the assets and certain liabilities of Fantasy Sports (Fantasy) from GoRacing Interactive Services, Inc. Founded in 1993, Fantasy Sports operates the fantasycup.com, fantasycup.org, fantasycup.net, fantasystockcar.com and fantasynhra.com websites and specializes in subscription based NASCAR, college football and other fantasy sports games as well as the sale of die-cast racing cars.

On September 24, 2001, a newly created subsidiary of the Company, Student Sports, Inc., acquired all the assets and business and assumed certain liabilities of Student Sports, a media company, producing publications, television programs and various marketing initiatives for the high school sports market. On June 10, 2003, the Company disposed of substantially all the assets and liabilities of Student Sports, which was the only operating subsidiary in the marketing services segment of the Company.

In accordance with accounting principles generally accepted in the United States of America the operating results and net assets related to Student Sports have been included in discontinued operations in the company's consolidated statements of operations and consolidated balance sheets. Discontinued operations for the fiscal years ending June 30, 2003 and 2002, represent operating results for eleven and nine months, respectively. Net assets of $0.05 million and net liabilities of $0.06 million were assumed by the parent company.

The discontinued operations generated sales of $1.26 million and $1.12 million for the years ended June 30, 2003, and 2002 and net losses from operations of $0.74 million and $0.82 million, respectively.

Results of Operations

Fiscal 2004 compared to Fiscal 2003

Revenues
Revenues were $2.37 million in fiscal 2004 as compared to $3.14 million in the prior year. The decrease was primarily the result of Fantasy Sports decision to discontinue selling die-cast collectibles and apparel during the quarter ended December 31, 2003. Sales of merchandise decreased from $0.81 million in fiscal 2003 to $0.17 million in fiscal 2004.

Cost of Sales
Cost of sales were $1.41 million in fiscal 2004 as compared to $2.01 million in the prior year. The decrease is primarily a result of decreases in the cost of prizes awarded, fulfillment expenses, direct labor costs and the cost of merchandise and apparel sold.

Selling, General and Administrative Expenses
Selling, general and administrative expenses for fiscal 2004 were $1.78 million, a decrease of $0.54 million over the same period in the prior year. This decrease was caused by the implementation of cost cutting measures primarily to payroll and related costs at the corporate and operating levels.

Amortization and Depreciation
Amortization of intangible assets decreased to $0.02 million in fiscal 2004 from $0.07 million in fiscal 2003 as a result of a customer list becoming fully amortized at September 30, 2003. Depreciation expense was $0.04 million in fiscal 2004 as compared to $0.07 million in fiscal 2003.

Foreign Currency Gains
Foreign currency gains or losses are related to the financial assets remaining in the South African operations. The Foreign currency gains during fiscal 2004 were $1.29 million as compared to gains of $1.76 million in fiscal 2003. These gains are the result of fluctuations of the South African Rand against the US dollar. During the year ended June 30, 2004 the Rand appreciated approximately 17% against the U.S. dollar while it appreciated 26% in fiscal 2003.These foreign currency gains or losses are non-cash items until converted into US dollars, when any unrealized gains or losses will be converted to cash.

Interest Income
Interest income of $0.63 million was recorded during fiscal 2004 as compared to interest income of $0.65 million in fiscal 2003. Interest income is primarily earned on Notes Receivable from the sale of the Lifestyle business and is affected by the fluctuation of the South African Rand against the US dollar.

Interest Expense
Interest expense during fiscal 2004 was $0.025 million as compared to $0.012 million in the prior year. The increase in interest expense is attributable to interest charges incurred on short-term credit lines held by Fantasy Sports, Inc.

Provision for Income Taxes
The Company is registered in Bermuda, where no tax laws are applicable. Three of the Company's subsidiaries are subject to income taxes. Up to this date, none of them has had taxable income. They have incurred losses for tax purposes. The deferred tax asset generated by the tax losses and temporary differences has been fully reserved.

Discontinued Operations
Student Sports was sold in June 2003. The results for this business for both 2003 and 2002 have been included under Discontinued Operations in our financial statements. During fiscal 2004 the company recognized losses of $0.027 million on assets formerly used by Student Sports that were retained by the parent company when Student Sports was sold in 2003.

Net Income(Loss)
The Company has recognized income of $1.00 million during fiscal 2004 compared to income of $0.07 million during the prior year. Operating losses for fiscal 2004 were $0.87 million as compared to $1.31 million in Fiscal 2003 The improvement in income in fiscal 2004 was primarily the result of selling Student Sports which generated significant losses in fiscal 2003, a reduction of cost of sales at Fantasy Sports, and a reduction in general and administrative costs at both the operational and corporate levels. The current year includes non-cash foreign currency gains of approximately $1.29 million due to the appreciation of the South African Rand against the US dollar of approximately 17 %. During fiscal 2003 net income included non-cash foreign currency gains of $1.76 million due to the appreciation of the South African Rand against the US dollar of approximately 36%.

Fiscal 2003 compared to Fiscal 2002

Revenues
Revenues were $3.14 million in fiscal 2003. Revenues in the prior year were $3.10 million. The increase is the result of an increase of revenues of $0.23 million in the sale of NASCAR related die-cast cars, apparel and other items, offset by a smaller decrease in games revenue.

Cost of Sales
Cost of sales were $2.01 million in fiscal 2003. Cost of sales in the prior year were $1.88 million and are attributable to Fantasy. The increase is primarily caused by increased sale of die cast collectibles.

Selling, General and Administrative Expenses
Selling, general and administrative expenses for fiscal 2003 were $2.32 million, a decrease of $0.96 million over the same period in the prior year. This decrease is due to sustained efforts to reduce expenses to achieve operational profitability.

Amortization and Depreciation
Amortization of intangible assets was $0.07 million in both fiscal 2003 and 2002. Depreciation expense was $0.07 million in fiscal 2003 as compared to $0.08 million in fiscal 2002.

Foreign Currency Gains
Foreign currency gains or losses are related to the financial assets remaining in the discontinued South African operations. The Foreign currency gains during fiscal 2003 were $1.76 million as compared to a loss of $1.35 million in the prior year as a result of the appreciation of the South African Rand against the US dollar. These foreign currency gains or losses are non-cash items until converted into US dollars, when any unrealized gains or losses will be converted to cash.

Interest Income
Interest income of $0.65 million was recorded during fiscal 2003 as compared to interest income of $0.63 million in fiscal 2002. The increase in interest income in fiscal 2003 is primarily a result of the appreciation of the South African Rand against the dollar, which affects interest earned on Notes Receivable from the sale of the Lifestyle business.

Interest Expense
Interest expense during fiscal 2003 was $0.12 million as compared to a non-material amount in the prior year. The increase in interest expense is attributable to interest charges incurred on short-term credit lines and lease facilities held by the Company's subsidiaries.

Provision for Income Taxes
The Company is registered in Bermuda, where no tax laws are applicable. Three of the Company's subsidiaries are subject to income taxes. Up to this date, none of them has had taxable income. They have incurred losses for tax purposes. The deferred tax asset generated by the tax losses and temporary differences has been fully reserved.

Discontinued Operations
Student Sports was sold in June 2003. The results for this business for both 2003 and 2002 have been included under Discontinued Operations in our financial statements.

Net Income(Loss)
The Company has recognized income of $0.07 million during fiscal 2003 compared to a loss of $3.79 million during the prior year. The current year includes non-cash foreign currency gains of approximately $1.76 million due to the appreciation of the South African Rand against the US dollar of approximately 36% during the year, offset by non cash charges of approximately $0.59 million related to the sale of Student Sports and the write down of intangible assets. The prior year loss included non-cash foreign currency losses of $1.35 million due to the devaluation of the South African Rand against the US dollar of approximately 29% during the year. The discontinued operations (Student Sports) generated net losses from operations of $0.74 million for fiscal 2003. Without these items, the net loss for fiscal 2003 would have been $0.43 million as compared to $1.61 million loss for fiscal 2002.

Financial condition, liquidity and capital resources

Cash decreased by $0.38 million from $1.62 million at June 30, 2003 to $1.24 million at June 30, 2004. The balance of the remaining cash is being held for working capital purposes. The Company expects this balance to be sufficient to fund its operations and the operations of its subsidiaries for the next twelve months. During the next twelve months, it also anticipates the commencement of repayment of notes receivable due to it from the sale of First Lifestyle Holdings in South Africa. However, repayment is contingent on the borrower's collection of junior debt.

Working capital decreased by $0.37 million from $0.19 million at June 30, 2003 to an ($0.18) million working capital deficiency at June 30, 2004. This decrease is primarily caused by the reduction in cash balances used to fund operations. Accrued interest earned during the year has been classified as part of the Long – Term Notes Receivable.

At June 30, 2004, the Company had borrowings of $0.34 million, which consisted of $0.31 million advances against lines of credit, secured by the Company's cash and $0.03 million of equipment loans.

In the future the Company expects to meet its short and long term obligations in part through the collection of amounts due from outstanding notes receivable. Those notes, which are denominated in South African Rand, are to be collected once certain debt covenants have been satisfied in connection with senior debt to which repayment has been subordinated. The Company monitors the financial results of First Lifestyle Holdings on a quarterly and annual basis. It is the Company's opinion, based on reviews of audited financial statements, reviews of the debt covenant compliance calculations, reviews of budgets and inquiries of management of First Lifestyle Holdings, that First Lifestyle Holdings is generating sufficient cash flow from operations to meet its senior debt obligations and be in compliance with the senior debt covenants. The management of First Lifestyle Holdings estimates that repayments of the amounts due should begin in Fiscal 2005.

Once the funds are collected in South African Rand, the Company expects to repatriate those funds to the United States. The Company believes that repatriation of the full amount is allowable under current South African foreign currency regulations. Over the last six years the Company has, from time to time, repatriated funds from South Africa without restriction. However, there can be no guarantee that the South African foreign currency regulations will not change in the future in a manner that might restrict the Company's ability to repatriate the remaining assets.

In the future the Company intends to add additional operating subsidiaries which will produce revenues and net profits. The Company may utilize a portion of the working capital in connection with the acquisition or establishment of those operations. The Company may also be required to secure additional debt or equity funding in connection with the funding of those future acquisitions. There is no assurance that the Company will be able to secure additional indebtedness or raise additional equity to finance future acquisitions on terms acceptable to management.

Item 303(a)(5)

The following table is a summary of contractual obligations recorded as of June 30, 2004.

	Payments due by period				
Contractual Obligations	**Total**	**Less than 1 Year**	**1-3 years**	**3-5 years**	**More than 5 years**
Long-Term Debt Obligations	$35,516	$24,883	$10,633	-	-
Operating Lease Obligations	130,861	62,574	55,180	13,107	-
Purchase Obligations	265,000	180,000	85,000	-	-
Employment Contracts	236,250	236,250	-	-	-
Total	$667,627	$503,707	$150,813	$13,107	-

Purchase Obligations

Purchase obligations include a contract between Fantasy Sports, Inc. and a media and marketing consultant for services provided through November 30, 2006. At a minimum the company is obligated to pay $60,000 per year which is reflected on the table of contractual obligations.. If certain incentive or additional services are performed additional obligations accrue.

Purchase obligations also include a contract between Fantasy Sports, Inc. and another corporation to provide web site hosting and customer service functions through December 31, 2004. The company is obligated to pay $20,000 per month through December 31,2004 which is reflected on the table of contractual obligations. Additional obligations could become payable under this contract if Fantasy Sports, Inc. achieves specific net profit benchmarks which are summarized below.

Potential Obligation

0% of net profits between $0 and $350,000
100% of net profits between $350,000 and $500,000
40% of net profits between $500,000 and $750,000
45% of net profits between $750,000 and $1,000,000
50% of net profits over $1,000,000

Employment Contracts

Pursuant to an employment agreement Mr. Clive Kabatznik will serve as Chief Executive Officer, President and Chief Financial Officer of the Company through March 31, 2005. Mr. Kabatznik is paid $315,000 on an annual basis.

Off-Balance Sheet Arrangements

The Company has guaranteed certain bank facilities of one of its former industrial subsidiaries in South Africa. In January 2004, an unrelated South African third party, entered into an agreement to acquire the former subsidiary. This agreement reduced the Company's guarantee to approximately $47,000, reducing monthly through August 31, 2004. At June 30, 2004, this guarantee stood at approximately $20,000 and was secured by like amounts of cash. As of August 31, 2004, this amount equaled $2,500 and will reduce to $0 by the end of September 2004. The Company does not believe that it will be called upon to meet any portion of this remaining guarantee.

In 2001, Fantasy Sports Inc. secured a revolving line of credit for up to $1 million from a bank. Fantasy has drawn and repaid on this line of credit from time to time. Any borrowings under this facility are guaranteed by the Company's cash on hand. As of June 30, 2004, Fantasy had an outstanding balance of approximately $305,160 secured by a like amount of the Company's cash. We anticipate that this line may fluctuate over the course of the current fiscal year. However, based on past experience and current anticipated cash flows, we believe that Fantasy will repay all amounts outstanding under this facility on or before March 31, 2005, however there can be no assurance that these amount will be repaid.

Goodwill Impairment Test

We acquired Fantasy Sports, Inc. in November 2000. At the time our strategy was to aggressively expand the business by increasing our marketing in the auto-racing segment and developing new games for other niche sports markets. To this end, we hired new staff and increased our marketing and development budgets as well. This strategy was not successful, primarily due to the economic slowdown and as a result, Fantasy has incurred losses since we made this acquisition. During the seven months ended June 30, 2001, Fantasy lost $1,320,000 and had negative cash flow of $268,000. For the twelve months ended June 30, 2002, Fantasy lost $1,135,000 with negative cash flow of $566,000. For the twelve months ended June 30, 2003, Fantasy lost $314,715 with negative cash flow of $185,860. For the twelve months ended June 30, 2004, Fantasy earned $52,785 with positive cash flow of $105,665.

Due to the accounting recognition of these losses, the carrying value of Fantasy has diminished since acquisition. On June 30, 2004, we performed an impairment test on the carrying value of Fantasy's goodwill. In accordance with SFAS 142, we compared the fair value of Fantasy (as a reporting unit) to the carrying value of Fantasy including goodwill. The methodology we used to determine fair value was to develop a ratio of revenue to market capitalization utilizing the Company and a comparable publicly traded company in the same industry. This ratio was then applied to Fantasy's revenue to determine fair value. The fair value exceeded Fantasy's carrying value, and therefore, no impairment of goodwill existed at June 30, 2004.

We will continue to monitor the carrying values of Fantasy and will use the same methodology on a consistent basis in the future. Should our efforts to stem the losses at Fantasy not succeed and losses and negative cash flow continue, we may be faced with goodwill impairment losses for Fantasy in the future.

Future Commitments

Through June 30, 2004, Fantasy Sports Inc., the Company's remaining operating subsidiary, generated a small profit after substantial operating losses in previous years. The Company anticipates that this situation will be maintained and improved through a combination of expense reductions and increased revenues. However, there are no assurances that these changes will be successful. In the event that these plans are not successful, the Company may need to continue to support the operations of its subsidiary.

The Company intends to increase the profitability of its operating subsidiary and to preserve its cash balances to the best of its ability. The Company anticipates continued repayments from the notes receivable from the sale of certain of its South African subsidiaries.

Critical Accounting Policies

The following is a discussion of the accounting policies that the Company believes are critical to its operations:

Revenues

Revenues generated by Fantasy are seasonal from mid-February to the end of November. Fantasy collects its revenue at the beginning and mid-point of the season and recognizes this deferred revenue pro rata over the season.

Goodwill

The Company adopted SFAS 142 during fiscal 2002 and no longer amortizes goodwill. The Company tests goodwill for impairment in the fourth quarter for Fantasy Sports, Inc. The goodwill impairment test for subsequent acquisitions will be performed on the one-year anniversary of the acquisition and in that period thereafter. The Company performs the impairment test in accordance with SFAS 142 "*Goodwill and Other Intangible Assets.*" SFAS 142 requires that the fair value of the reporting unit be compared to the carrying value, including goodwill, as the first step in the impairment test. The Company determines fair value for Fantasy by developing a ratio of revenue to market capitalization utilizing the Company and comparable publicly traded companies in the same industry and applying this ratio to revenue of the reporting unit.

Intangible Assets

Intangible assets include trademarks, customer lists and other intellectual property and non-competition agreements. Intangible assets, excluding goodwill, are stated on the basis of cost and are amortized on a straight-line basis over a period of three to ten years. Intangible assets with indefinite lives are not amortized but are evaluated for impairment annually unless circumstances dictate otherwise. Management periodically reviews intangible assets for impairment based on an assessment of undiscounted future cash flows, which are compared to the carrying value of the intangible assets. Should these cash flows not equate to or exceed the carrying value of the intangible, a discounted cash flow model is used to determine the extent of any impairment charge required.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

The Company does not ordinarily hold market risk sensitive instruments for trading purposes. The company does however recognize market risk from interest rate and foreign currency exchange exposure.
Any movements of interest rates as they relate to outstanding debt would be immaterial to the financial results of the Company.

Interest rate risk

At June 30, 2004, the Company's cash resources earn interest at variable rates. Accordingly, the Company's return on these funds is affected by fluctuations in interest rates. Any decrease in interest rates will have a negative effect on the Company's earnings. There is no assurance that interest rates will increase or decrease over the next fiscal year.

Foreign currency risk

Certain of the Company's cash balances and the remaining proceeds from the sale of its South African subsidiaries are denominated in South African Rand. This exposes the Company to market risk with respect to fluctuations in the relative value of the South African Rand against the US Dollar. Due to the prohibitive cost of hedging these proceeds, the exposure has not been covered as yet. Should more favorable conditions arise, a suitable Rand hedge may be considered by management. For every 1%

increase or decline in the Rand/US Dollar exchange rate, at year-end exchange rates, the Company would gain or lose $1,594 on every R1,000,000 retained in South Africa. During fiscal 2004, the South African Rand has appreciated against the US dollar by approximately 17% from the rate at June 30, 2003. At June 30, 2004, the Company had assets denominated in South African Rand of 51.30 million.

The following is information concerning assets denominated in South African Rand and the foreign currency gains and losses recognized during fiscal 2004:

	Balance As of June 30, 2004 In Rand	Foreign Currency Gain/(Loss) for the Year Ended June 30, 2004 In US Dollars
Cash	324,573	$ 8,771
Notes Receivable	50,929,489	1,376,343
Other	45,916	(19,928)

SILVERSTAR HOLDINGS LIMITED AND SUBSIDIARIES

TABLE OF CONTENTS

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Silverstar Holdings Limited
Boca Raton, Florida

We have audited the accompanying consolidated balance sheets of Silverstar Holdings Limited and Subsidiaries (the Company) as of June 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years ended June 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Silverstar Holdings Limited and Subsidiaries at June 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years ended June 30, 2004, in conformity with accounting principles generally accepted in the United States.

RACHLIN COHEN & HOLTZ LLP

Fort Lauderdale, Florida
August 18, 2004

SILVERSTAR HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2004 AND 2003

ASSETS	2004	2003
Current Assets:		
Cash and cash equivalents (includes restricted cash of $321,096 and $835,951 in 2004 and 2003, respectively)	$ 1,235,310	$ 1,617,629
Accounts receivable, net	1,068	17,816
Inventories	19,379	168,113
Current portion of long-term notes receivable	138,704	248,205
Prepaid expenses and other current assets	36,717	120,142
Total Current Assets	1,431,178	2,171,905
Property, Plant and Equipment, net	49,856	140,301
Investments in Non-Marketable Securities	843,566	843,566
Long-Term Notes Receivable	7,977,549	6,213,686
Goodwill, net	2,947,824	2,947,824
Intangible Assets, net	12,500	30,750
Deferred Charges and Other Assets	2,985	6,130
Total Assets	$13,265,458	$12,354,162
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Bank overdraft	$ -	$ 567
Lines of credit	305,160	218,851
Current portion of long-term debt	24,883	26,237
Accounts payable	226,830	482,697
Accrued expenses	359,022	415,399
Deferred revenue	693,264	836,073
Total Current Liabilities	1,609,159	1,979,824
Long-Term Debt	10,633	33,884
Obligation to issue common stock	223,559	315,405
Total Liabilities	1,843,351	2,329,113
Commitments, Contingencies and Other Matters	-	-
Stockholders' Equity:		
Preferred stock, $0.01 par value; 5,000,000 shares authorized; no shares issued and outstanding	-	-
Common stock, Class A, $0.01 par value, 23,000,000 shares authorized; 7,798,924 and 7,503,924 shares issued and outstanding, respectively	77,989	75,039
Common stock, Class B, $0.01 par value; 2,000,000 shares authorized; 896,589 and 946,589 shares issued and outstanding, respectively	8,966	9,466
Common stock, FSAH Class B $0.001 par value; 10,000,000 shares authorized; 2,671,087 and 2,671,087 shares issued and outstanding, respectively	600	600
Additional paid-in capital	63,904,557	63,512,472
Accumulated deficit	(52,570,005)	(53,572,528)
Total Stockholders' Equity	11,422,107	10,025,049
Total Liabilities and Stockholders' Equity	$13,265,458	$12,354,162

See notes to consolidated financial statements

SILVERSTAR HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JUNE 30, 2004, 2003 AND 2002

	2004	2003	2002
Revenues	$ 2,367,463	$3,141,448	$3,107,324
Operating Expenses:			
Cost of sales	1,405,728	2,005,598	1,879,967
Selling, general and administrative	1,776,619	2,315,056	3,272,286
Amortization of intangibles	18,250	67,000	67,000
Depreciation	39,205	68,428	76,122
	3,239,802	4,456,082	5,295,375
Operating Loss	(872,339)	(1,314,634)	(2,188,051)
Other (Expense) Income	11,801	(17,443)	(45,934)
Foreign Currency Gain (Loss)	1,287,291	1,763,115	(1,345,348)
Interest Income	628,737	650,329	627,019
Interest Expense	(25,385)	(12,318)	(11,725)
Income (Loss) from Continuing Operations Before Income Taxes	1,030,105	1,069,049	(2,964,039)
Provision for Income Taxes	-	-	-
Income(Loss) From Continuing Operations	1,030,105	1,069,049	(2,964,039)
Discontinued Operations:			
Loss from operations, net of income taxes of $0 and $0, respectively	-	(736,947)	(824,761)
Loss on disposition, net of income taxes of $0 and $0, Respectively	(27,582)	(262,754)	-
Net Income (Loss)	$1,002,523	$69,348	$(3,788,800)
Income (Loss) Per Share – Basic and Diluted:			
Continuing Operations	$ 0.12	$ 0.12	$ (0.34)
Discontinued Operations	(0 .00)	(0.11)	(0.09)
Net Income (Loss)	$ 0.12	$ 0.01	$ (0.43)
Weighted Average Common Stock Outstanding:			
Basic and diluted	8,575,579	8,704,620	8,750,937

See notes to consolidated financial statements.

SILVERSTAR HOLDINGS LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
YEARS ENDED JUNE 30, 2004 2003 AND 2002

	Silverstar Holdings Ltd. Class A Common Stock		Silverstar Holdings Ltd. Class B Common Stock		First SA Holdings Class B Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount	Shares	Amount	Shares	Amount			
Year Ended June 30, 2002:									
Balance, June 30, 2001	7,178,310	$71,783	946,589	$9,466	2,671,087	$600	$63,349,937	$(49,853,076)	$13,578,710
Stock issued for acquisition	900,000	9,000	-	-	-	-	475,200	-	484,200
Purchase and retirement of treasury stock	(77,000)	(770)	-	-	-	-	(61,267)	-	(62,037)
Net Loss	-	-	-	-	-	-	-	(3,788,800)	(3,788,800)
Balance, June 30, 2002	8,001,310	$80,013	946,589	$9,466	2,671,087	$600	$63,763,870	$(53,641,876)	$10,212,073
Year Ended June 30, 2003:									
Purchase and retirement of Treasury stock	(171,700)	(1,717)	-	-	-	-	(23,418)	-	(25,135)
Stock redemtpion –(sale of subsidiary)	(325,686)	(3,257)	-	-	-	-	(227,980)	-	(231,237)
Net Income	-	-	-	-	-	-	-	69,348	69,348
Balance, June 30, 2003	7,503,924	$75,039	946,589	$9,466	2,671,087	$600	$63,512,472	$(53,572,528)	$10,025,049
Year Ended June 30, 2004:									
Stock issued	245,000	2,450	-	-	-	-	392,085	-	394.535
Conversion of shares	50,000	500	(50,000)	(500)	-	-	-	-	-
Net Income	-	-	-	-	-	-	-	1,002,523	1,002,523
Balance, June 30, 2004	7,798,924	$77,,989	896,589	$8,966	2,671,087	$600	$63,904,557	$(52,570,005)	$11,,422,107

SILVERSTAR HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED JUNE 30, 2004, 2003 AND 2002

	2004	2003	2002
Cash Flows from Operating Activities:			
Net income(loss) from continuing operations	$1,002,523	$1,069,049	$(2,964,039)
Provision for doubtful accounts	-	3,365	-
Depreciation and amortization	57,455	135,428	143,132
Foreign currency (gains) losses	(1,261,824)	(1,704,106)	1,212,220
Non-cash interest income on notes receivable	(611,720)	(603,984)	(465,590)
Changes in operating assets and liabilities, net	(206,713)	193,261	(9,010)
(Increase) Decrease in other assets	3,145	(2,274)	171,583
Creation of debenture redemption reserve fund	-	-	4,248
Loss on disposal of fixed assets	51,065	182	-
Net Cash Used in Continuing Operations	(966,069)	(909,079)	(1,907,456)
Net Cash Used in Discontinued Operations	-	(247,000)	(1,003,650)
Net Cash Used in Operating Activities	(966,069)	(1,156,079)	(2,911,106)
Cash Flows from Investing Activities:			
Acquisition of property, plant and equipment	(542)	(24,701)	(36,628)
Proceeds on disposal of property, plant and equipment	1,220	-	-
Purchase price adjustments	-	-	200,000
Investment in affiliates	-	-	(212,500)
Decrease in long-term note receivable	218,679	115,308	428,607
Acquisition of subsidiaries (net of cash of $0, $0 , $0 and 863,337)	-	-	(120,711)
Net Cash Provided by Investing Activities	219,357	90,607	258,768

SILVERSTAR HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

YEARS ENDED JUNE 30, 2004, 2003 AND 2002

	2004	2003	2002
Cash Flows from Financing Activities:			
Short term borrowings, net	$ 86,309	$ 168,851	$ (42,887)
Repayment of long-term debt	(24,605)	(1,282)	(366,084)
Issuance of stock	302,689	-	-
Treasury stock transactions	-	(25,135)	(62,037)
Net Cash Provided by (Used in) Financing Activities	364,393	142,434	(471,008)
Net Decrease in Cash and Cash Equivalents	(382,319)	(923,038)	(3,123,346)
Cash and Cash Equivalents, Beginning	1,617,629	2,540,667	5,664,013
Cash and Cash Equivalents, Ending	$1,235,310	$1,617,629	$2,540,667
Supplemental Disclosure of Cash Flow Information:			
Cash paid during the year for interest	$ 25,385	$ 12,318	$ 6,001
Cash Paid during the year for income taxes	$ -	$ -	$ -

See notes to consolidated financial statements.

NOTE 1. ORGANIZATION AND PRINCIPAL ACTIVITIES OF THE GROUP

Silverstar Holdings Limited (formerly Leisureplanet Holdings Ltd.) (the "Company"), was founded on September 6, 1995. The purpose of the Company has changed from acquiring and operating South African Companies to investing in companies that fit a predefined investment strategy.

On November 17, 2000, the Company acquired Fantasy Sports, Inc. ("Fantasy"). Fantasy specializes in Internet-based subscriptions for NASCAR, college football and basketball and other fantasy sports games. On September 24, 2001, the Company acquired Student Sports, Inc. ("Student Sports"), a media company producing publications, television programs and various marketing initiatives for the high school sports market. In June 2003, the company sold it's Student Sports subsidiary and it is reflected as discontinued operations in the accompanying financial statements. (See Discontinued operations below)

Investments have been made in other companies, which are in line with the Company's new focus (see Note 7).

The Company currently has both Class A and Class B common shares. Holders of Class A Common Stock have one vote per share on each matter submitted to a vote of the shareholders and a ratable right to the net assets of the Company upon liquidation. Holders of the Common Stock do not have preemptive rights to purchase additional shares of Common Stock or other subscription rights. The Common Stock carries no conversion rights and is not subject to redemption or to any sinking fund provisions. All shares of Common Stock are entitled to share equally in dividends from legally available resources as determined by the board of directors. Upon dissolution or liquidation of the Company, whether voluntary or involuntary, holders of the Common Stock, are entitled to receive assets of the Company available for distribution to the shareholders. As of September 13' 2004, the Company currently has 7,812,347 outstanding shares of Class A Common Stock, that are validly authorized and issued, fully paid and non-assessable.

Class B and Class A Common Stock are substantially identical except that the holders of Class B Common Stock have 5 votes per share on each matter considered by shareholders. Each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon sale or death of the shareholder. As of September 13, 2004, the Company currently has 876,025 outstanding shares of Class B Common Stock, that are validly authorized and issued, fully paid and non-assessable.

Discontinued Operations

On June 10, 2003, the company sold substantially all assets and liabilities of Student Sports, Inc effective as of May 15, 2003. The consideration for the sale of Student Sports was 325,686 shares of Silverstar Holdings common stock that were returned to the Company as well as the forgiveness of a maximum of 913,745 contingent shares of Silverstar Holdings that could have been payable to former Student Sports shareholders in April 2004. (see Note 13)

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States and incorporate the following significant accounting policies:

Consolidation

The consolidated financial statements include the accounts of the Company and all of its subsidiaries in which it has a majority voting interest. Investments in affiliates are accounted for under either the equity or cost method of accounting, where appropriate. All significant inter-company accounts and transactions have been eliminated in the consolidated financial statements. The entities included in these consolidated financial statements are as follows:

Silverstar Holdings, Ltd. (Parent Company)
Silverstar Holdings, Inc.
First South African Management Corp.
First South African Holdings, Ltd. (FSAH)
Fantasy Sports, Inc.
Student Sports, Inc.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and all highly liquid investments with original maturities of three months or less.

Concentrations of Credit and Market Risks

Financial instruments that potentially subject the Company to concentrations of credit and market risk are comprised of cash and cash equivalents and notes receivable.

Cash

The Company currently maintains a substantial amount of cash and cash equivalents with financial institutions in South Africa denominated in South African Rand. Changes in the value of the Rand compared to the U.S. dollar can have an unfavorable impact on the value of the cash and cash equivalents. In addition, these financial instruments are not subject to credit insurance.

The Company maintains deposit balances at U.S. financial institutions that, from time to time, may exceed federally insured limits. At June 30, 2004, there were balances in excess of federally insured limits. The Company maintains its cash with high quality financial institutions, which the Company believes limits risk.

Notes Receivable

The Company's notes receivable are to be settled in South African Rand by South African companies. The Company's ability to collect on these notes may be affected by the financial condition of the debtor's economic conditions in South Africa and the value of the South African Rand, as compared to the U.S. dollar. In addition, the Company's ability to withdraw these funds from South Africa after collection is restricted and may be subject to approval by the South African government.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term nature of these instruments. The carrying value of long-term notes receivable approximates fair values since interest rates are keyed to the South African prime lending rate.

Inventories

Inventories are valued at the lower of cost or market with cost determined on the first-in, first-out method.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets. Equipment is depreciated over 3 to 10 years. Leasehold improvements are amortized over the terms of the related leases.

Software Developed for Internal Use

As a result of the acquisition of Fantasy in November 2000, the Company has adopted the provisions of AICPA Statement of Position (SOP) 98-1 *"Accounting for the Costs of Computer Software Developed and Obtained for Internal Use"*. SOP 98-1 requires the capitalization of all internal and external costs incurred to develop internal use software during the application development stage. Fantasy operates its fantasy league through the use of software the company develops. Fantasy develops software to run its fantasy games; however, such costs were not significant during fiscal 2004, 2003 or 2002.

Goodwill

The Company tests goodwill for impairment in the fourth quarter for Fantasy Sports, Inc. The goodwill impairment test for subsequent acquisitions, if any, will be performed on the one year anniversary of the acquisition and in that period thereafter. The Company performs the impairment test in accordance with SFAS 142 "*Goodwill and Other Intangible Assets*." SFAS 142 requires that the fair value of the reporting unit be compared to the carrying value, including goodwill, as the first step in the impairment test. The Company determines fair value for Fantasy by developing a ratio of revenue to market capitalization utilizing the Company and comparable publicly traded companies in the same industry and applying this ratio to revenue of the reporting unit.

Intangible Assets

Intangible assets include trademarks, customer lists, intellectual property and non-competition agreements. Intangible assets, excluding goodwill, are stated on the basis of cost and are amortized on a straight-line basis over a period of three to ten years. Intangible assets with indefinite lives are not amortized but are evaluated for impairment annually unless circumstances dictate otherwise.

Management periodically reviews intangible assets for impairment based on an assessment of undiscounted future cash flows, which are compared to the carrying value of the intangible assets. Should these cash flows not equate to or exceed the carrying value of the intangible, a discounted cash flow model is used to determine the extent of any impairment charge required. Customer lists are amortized over a period of three to ten years. The patents, trademarks intellectual property and non-compete agreements related to discontinued operations were amortized over a period of three to twenty five years, up to the time of their disposal (see Note 13).

Foreign Currency Translation

The functional currency of the Company is the United States Dollar; the functional currency of First South African Holdings, Ltd. (FSAH) is the South African Rand. Accordingly, the following rates of exchange have been used for translation purposes:

Assets and liabilities are translated into United States Dollars using exchange rates at the balance sheet date. Common stock and additional paid-in capital are translated into United States Dollars using historical rates at date of issuance. Revenue, if any, and expenses are translated into United States Dollars using the weighted average exchange rates for each year. The resultant translation adjustments are reported in the statement of operations since FSAH has sold all its operating subsidiaries.

Revenue Recognition

Revenues generated by Fantasy are seasonal from mid-February to the end of November. Fantasy collects its revenue at the beginning and mid-point of the season and recognizes this deferred revenue pro rata over the season. Revenues from Student Sports is presented in Discontinued Operations.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs incurred for continuing operations for the years ended June 30, 2004, 2003 and 2002 were $291,200, $267,857 and $426,558, respectively. Advertising costs incurred for discontinued operations during the years ended June 30, 2003 and 2002 were $7,015 and $25,869.

Income Taxes

The Company accounts for its income taxes using SFAS No. 109, "*Accounting for Income Taxes*", which requires the recognition of deferred tax liabilities and assets for expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123, "*Accounting for Stock-Based Compensation*" ("SFAS No. 123"), encourages but does not require companies to record stock-based compensation plans using a fair value based method. The Company has chosen to continue to account for stock-based compensation using the intrinsic value based method prescribed in Accounting Principles Board Opinion No. 25, "*Accounting for Stock Issued to Employees*." Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's common stock at the date of the grant over the amount an employee must pay to acquire the stock.

If the Company used the fair value-based method of accounting to measure compensation expense for options granted at grant date as prescribed by SFAS No. 123, income/ (loss) per share from continuing operations would have been reduced to the proforma amounts indicated below.

	2004	2003	2002
Income (loss) continuing operations as reported	$1,030,105	$1,069,049	$(2,964,039)
Less: Compensation expense for options Awards determined by the fair-value – based Method	(88,888)	(15,472)	(868,002)
Proforma net income/(loss) from continuing Operations	$941,127	$1,053,577	$(3,832,041)
Basic:			
As reported	$0.12	$0.12	$(0.39)
Pro forma	$0.11	$0.12	(0.48)
Assuming Full dilution :			
As reported	$0.11	$0.10	N/A
Pro forma	$0.10	$0.10	N/A

The weighted average grant date fair value of options granted in 2004, 2003 and 2002 and the significant assumptions used in determining the underlying fair value of each option grant on the date of the grant utilizing the Black Scholes option pricing model were as follows:

	2004	2003	2002
Weighted average grant-date fair value of options granted	$1.44	$0.14	$0.48
Assumptions:			
Risk free interest rate	3.17 %	3.14 %	3.99 to 4.48%
Expected life	5 Years	5 Years	5 Years
Expected volatility	142%	127%	96%
Expected dividend yield	0.0%	0.0%	0.0%

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding. Diluted net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding and dilutive potential common shares which includes the dilutive effect of stock options, warrants, convertible debentures and shares to be issued in connection with the acquisition of Student Sports (see Note 3). Dilutive potential common shares for all periods presented are computed utilizing the treasury stock method. The dilutive effect of shares to be issued in connection with the acquisition of Student Sports is computed using the average market price for the quarter. The diluted share base for the year ended June 30, 2002 excludes shares of 1,737,910. These shares are excluded due to their anti-dilutive effect as a result of the Company's loss from continuing operations during 2002 .

Recently Issued Accounting Standards

On March 31, 2004, the Financial Accounting Standards Board (FASB) issued its Exposure Draft, "Share-Based Payment," which is a proposed amendment to FASB Statement No. 123, "*Accounting for Stock-Based Compensation.*" The Exposure Draft would require all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. FASB expects that a final standard would be effective for public companies for fiscal years beginning after December 15, 2004. The Company does not intend to adopt a fair-value based method of accounting for stock-based employee compensation until a final standard is issued by the FASB that requires this accounting.

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46") which is an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements." FIN 46 requires a variable interest entity (VIE) to be consolidated by a company that is considered to be the primary beneficiary of that VIE. In December 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities," ("FIN 46-R) to address certain FIN 46 implementation issues. FIN 46 and FIN 46-R apply immediately to variable interest entities created after January 31, 2003. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a VIE that is acquired before February 1, 2003. The adoption of FIN 46 and FIN 46-R does not have a material impact on our financial statements.

During May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 ("SFAS 150"), "Accounting for Certain Instruments with Characteristics of both Liabilities and Equity". SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not to have a material impact on our operating results or financial position.

During April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 ("SFAS 149"), "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under Statement 133. SFAS 149 is effective for contracts entering into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The adoption of SFAS 149 did not have any impact on our operating results or financial position as we do not have any derivative instruments that are affected by SFAS 149 at this time.

On December 31, 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure - An Amendment of SFAS 123. The standard provides additional transition guidance for companies that elect to voluntarily adopt the accounting provisions of SFAS 123, Accounting for Stock-Based Compensation. SFAS 148 does not change the provisions of SFAS 123 that permits entities to continue to apply the intrinsic value method of APB 25, Accounting for Stock Issued to Employees. As Silverstar Holdings continues to follow APB 25, its accounting for stock-based compensation did not change as a result of SFAS 148. SFAS 148 does require certain new disclosures in both annual and interim financial statements. The required annual disclosures are effective immediately and have been included in the Company's consolidated financial statements. The new interim disclosure provisions will be effective in the first quarter of fiscal 2004.

In November 2002, the FASB issued Interpretation No. 45 ("FIN 45"), "*Guarantor's Accounting and Disclose Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.*" FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees it has issued. The Interpretation also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. FIN 45 was effective for interim or annual periods ending after December 15, 2002. The adoption of FIN 45 had no material effect on the financial statements.

In June 2002, the FASB issued SFAS No. 146 "*Accounting for Costs Associated with Exit or Disposal Activities.*" This statement addresses financial accounting and reporting for costs associated with exit or disposal activities. SFAS 146 will become effective in the third quarter of fiscal 2003. The adoption of this statement did not have a significant impact on the results of operations or financial position of the Company.

In May 2002, the FASB issued SFAS No. 145, "*Rescission of FASB Statements Nos. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002.*" Adoption of the standard is generally required in the fiscal year beginning after May 15, 2002, with certain provisions becoming effective for financial statements issued on or after May 15, 2002. Under the standard, transactions currently classified by the Company as extraordinary items will no longer be treated as such but instead will be reported as other non-operating income or expenses. The Company adopted SFAS 145 on July 1, 2002 and the adoption of SFAS 145 did not have a material impact on the Company's financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "*Accounting for the Impairment or Disposal of Long-Lived Assets.*" This statement provides a single comprehensive accounting model for impairment of long-lived assets and discontinued operations. SFAS 144 will become effective in the first quarter of fiscal 2003. The adoption of this statement did not have a significant impact on the results of operations or financial position of the Company.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "*Accounting for Asset Retirement Obligations*". SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The statement requires that the amount recorded as a liability be capitalized by increasing the carrying amount of the related long-lived asset. Subsequent to initial measurement, the liability is accreted to the ultimate amount anticipated to be paid, and is also adjusted for revisions to the timing or amount of estimated cash flows. The capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 was effective for the Company's financial statements beginning July 1, 2002. The adoption of this statement did not have a significant impact on the results of operations or financial position of the Company.

Effective July 1, 2001, the Company adopted SFAS 142, "*Goodwill and Other Intangible Assets,*" which establishes new accounting and reporting requirements for goodwill and other intangible assets. Under SFAS 142, all goodwill amortization ceased effective July 1, 2001 (goodwill amortization for fiscal 2002 otherwise would have been $821,098) and recorded goodwill attributable to Fantasy Sports, Inc. was tested for impairment. This impairment test is required to be performed at adoption of SFAS 142 and at least annually thereafter. On an ongoing basis (absent any impairment indicators), the Company expects to perform this impairment test during the fourth quarter for Fantasy Sports. Any subsequent acquisitions that are considered reporting units under SFAS 142, the impairment test will be performed on the one year anniversary of the acquisition and in that period thereafter.

Based on the initial impairment test on July 1, 2001, it was determined that none of the goodwill recorded was impaired. Impairment adjustments recognized after adoption, if any, generally are required to be recognized as operating expenses. The Company performed the impairment test on goodwill of Fantasy Sports as of June 30, 2004, 2003 and 2002 and determined that goodwill was not impaired.

In connection with adopting SFAS 142, the useful lives and the classification of identifiable intangible assets was reassessed and it was determined that they continue to be appropriate. For the components of amortized intangible assets, see Note 9.

In June 2001, the FASB issued SFAS 141, "*Business Combinations*," which requires all business combinations initiated after June 30, 2001 to be accounted for under the purchase method. SFAS 141 also sets forth guidelines for applying the purchase method of accounting in the determination of intangible assets, including goodwill acquired in a business combination, and expands financial disclosures concerning business combinations consummated after June 30, 2001. The application of SFAS 141 did not affect any of the Company's previously reported amounts included in goodwill or other intangible assets.

NOTE 3. ACQUISITIONS

On September 24, 2001, the Company acquired all the assets and business and assumed certain liabilities of Student Sports, a media company producing publications, television programs and various marketing initiatives for the high school sports market. Under the terms of the agreement, the Company issued 900,000 Company common shares to the owners of Student Sports, and undertook to provide a further payment, as defined, of between 500,000 and 1,500,000 shares of Company common stock on March 31, 2004. On June 10, 2003 the Company sold substantially all assets and liabilities of Student Sports, Inc. (See Note 13).

The costs of the acquisition were allocated on the basis of the estimated fair values of the assets acquired and liabilities assumed. The acquisition was accounted for as a purchase. The intangible assets identified in connection with the acquisition were recorded (and amortized where applicable) in accordance with the provisions of SFAS No. 142.

Acquisition cost	$1,414,858
Net assets acquired:	
Current assets, primarily accounts receivable	$ 255,426
Fixed assets	41,410
Intangible assets	1,341,038
Total assets	1,637,874
Current liabilities	208,720
Long-term debt	14,296
Total liabilities	223,016
	$1,414,858

The following unaudited pro forma summary presents consolidated financial information as if the acquisition of Student Sports had occurred effective July 1, 2001. The pro forma amounts, which include the results of operations of Student Sports, were compiled using the cash basis of accounting. The Company believes that these results do not differ materially from generally accepted accounting principles. The pro forma information does not necessarily reflect the actual results that would have occurred, nor is it necessarily indicative of future results of operations of the consolidated entities.

	Year Ended June 30, 2002
Revenue	$ 4,597,144
Loss before discontinued operations and extraordinary item	(4,073,069)
Discontinued operations	-
Extraordinary item	-
Net loss	$(4,073,069)
Loss per share – basic and diluted:	
Loss before discontinued operations and extraordinary item	$(0.37)
Discontinued operations	-
Extraordinary item	-
Net loss	$(0.37)

NOTE 4. ACCOUNTS RECEIVABLE

	2004	2003
Accounts receivable	$1,068	$17,816
Less allowance for doubtful accounts	-	-
	$1,068	$17,816

NOTE 5. INVENTORIES

Inventories consist of finished goods of $19,379 and $168,113 at June 30, 2004 and 2003, respectively.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

	2004	2003
Leasehold improvements	$ -	$ 24,736
Plant and equipment	204,447	336,229
Motor vehicles	34,912	34,912
	239,359	395,877
Less accumulated depreciation	189,503	255,576
	$ 49,856	$140,301

Depreciation expense was $39,205 and $94,680 and $91,657 for the years ended June 30, 2004, 2003, and 2002, respectively. Of this depreciation expense, $0, $26,252 and $15,525, respectively, was included in discontinued operations.

NOTE 7. INVESTMENTS IN NON-MARKETABLE SECURITIES

A summary of the investments in affiliates on the consolidated financial statements is presented below:

	Effective Percentage Ownership	As of and for the Year Ended June 30, 2004	June 30, 2003
Investments In and Receivables From Unconsolidated Affiliates:			
Magnolia Broadband	5 and 13	831,066	831,066
Other		12,500	12,500
		$843,566	$843,566
Share of losses of unconsolidated affiliates:			
Magnolia Broadband	5 and 13	-	-
		$ -	$ -

Magnolia Broadband, Inc.

On April 14, 2000, the Company purchased 3,447,774 shares of Series A Preferred stock in Magnolia Broadband ("Magnolia"), with voting rights representing a 48% interest in Magnolia, for a consideration of $2,500,000, $1,300,000 of which was recorded as goodwill. The goodwill relating to the Company's investment in Magnolia was being amortized over a three-year period. Effective July 1, 2001, the Company adopted SFAS 142 (see Note 2) at which time the unamortized balance was $831,066. Such goodwill is no longer being amortized and at June 30, 2002, such goodwill was not considered impaired.

On March 9, 2001, the Company loaned Magnolia $250,000. This loan is convertible into the type of equity security Magnolia sells in its next private placement. In connection with this loan, Magnolia issued the Company warrants to acquire 250,000 shares of Magnolia's common stock at an exercise price of $1.00 per share. The warrants expire on March 9, 2006. The value of the warrants at the date of issuance was not considered significant. At June 30, 2001, the Company provided a full valuation allowance relating this $250,000 loan.

In October 2001, the Company loaned Magnolia $200,000, which was convertible into newly reclassified Series A Preferred Stock. As part of the consideration for the Notes, the Company will exchange its existing convertible notes for new Series A Preferred shares. This note and the above note were converted into new Series A Preferred Stock in March 2002 (see below).

On March 21, 2002, Magnolia entered into an agreement whereby it raised $6 million from three institutional investors. The agreement called for an immediate infusion of $3 million, with an additional $3 million committed, but contingent on Magnolia reaching defined technical milestones. As a result of this agreement, the Company exchanged its existing shares in Magnolia for new Series A Preferred shares and has converted the October 2001 loan into these new Series A Preferred shares as well. The Company's ownership percentage was reduced to approximately 13% and further reduced when the second tranche of financing was realized. In July 2003, Magnolia closed on a $6 million Series C financing round, half of which was funded on closing with the other half dependant on the achievement of certain technical milestones. In December 2003, Magnolia received the second half of this financing round. On a fully diluted basis, the Company's percentage in Magnolia was reduced to approximately 5%. In April, 2004, Magnolia received a further $3 million from its existing venture capital investors in the form of a convertible note, convertible into Series C Preferred Shares. Magnolia will need to obtain additional funding to fund its future operations until it achieves revenues and profitability. While Magnolia has successfully raised capital in the past, there is no assurance that it will be able to do so in the future.

Magnolia Broadband is a development stage company established to develop and market wireless based chips primarily for the mobile handset market.

The Company initially invested in Magnolia based on the track record of Magnolia's founder, positive industry feedback together with the results of an independent study commissioned by the Company to evaluate Magnolia's basic technological premise and its market applications.

In assessing the fair value of our investment in Magnolia, we monitor their progress through monthly board meetings and additional formal and informal communications. Magnolia, since inception, has set technical goals and timelines, which were invariably met or surpassed. Furthermore, the company excelled in hiring high level technical staff with advanced degrees and experience in management of corporations such as Bell Labs, Motorola, and Anadigics. The willingness of highly qualified individuals to leave established corporations for a start-up opportunity provided validation for our belief in Magnolia's potential. This promise was further validated by the significant investments made by leading venture capital funds in April 2002 and July 2003, and by positive responses from potential customers, most notably SK Telecom and Sprint PCS.

Based on Magnolia's achievements, some of which are summarized above, the Company concluded that these positive accomplishments support the variables considered in developing the valuations for the private placement transactions which the Company used as a basis for concluding that its investment in Magnolia was not reflected at a value in excess of fair value on its financial statements.

The Company's ongoing monitoring and evaluation described above continues. Over the next twelve months, among other goals, Magnolia anticipates commercial production of its first Chipset product, as well as engineered samples of a second commercial Chipset product. Furthermore, it plans to have successfully completed pre-production of a first commercial design handset with a handset manufacturer. Additionally, a further engineering prototype handset is to be developed with a second handset manufacturer, as well as a commercial relationship with a handset manufacturer are anticipated over the next twelve months. The Company will continue to monitor Magnolias' progress and will evaluate the carrying value of its investment based upon these milestones being met.

In performing our analysis of the possible impairment of our investment in Magnolia as of June 30, 2002, 2003 and 2004, we considered our investment in Magnolia in total in accordance with paragraph 19(h) of APB No. 18. In performing our analysis for 2002, we obtained the financial statements of Magnolia to determine their historical cash flow requirements to assist us in evaluating future cash flow needs. We noted that Magnolia had received $3,000,000 in funding in March 2002. Given the available cash at June 30, 2002, we determined that Magnolia would be able to operate through January or February of 2003 without additional funding. However, per Magnolia's agreement with the investor, the investor was required to fund Magnolia with another $3,000,000 if certain defined technical milestones were reached in December 2002. Based on information provided by Magnolia, we felt comfortable that the milestone in December 2002 would be reached. As a result, we concluded that our investment in Magnolia at June 30, 2002 was not impaired pursuant to the criteria in APB 18 paragraph 19(h). Subsequently, Magnolia did meet the milestone and the $3,000,000 in additional funding was received.

Furthermore, to determine that our investment in Magnolia was carried at the lower of cost or market on June 30, 2002, the Company computed the value of its holdings in Magnolia Broadband by multiplying the number of shares it owned by the March 21, 2002 private placement price. This resulted in a fair value that was greater than the carrying value of our investment.

In performing our analysis for 2003, we looked to the $6 million in financing Magnolia received in July 2003 from a Series C Preferred Stock Purchase Agreement with existing investors. Under this agreement, Magnolia will receive additional funds from further sales of Series C Preferred Stock to these investors if certain operational milestones are met. The Company determined that based on the $6 million funding received from Magnolia in July 2003 and the progress Magnolia had made in developing its technology and meeting milestones, the Company's investment in Magnolia is not considered impaired at June 30, 2003. We again computed the fair value of our holdings in Magnolia Broadband by multiplying the number of shares we owned by the July 2003 private placement price, which resulted in a fair value that was greater than the carrying value of our investment.

Furthermore, in performing our analysis for 2004, we looked to the $6 million in financing Magnolia received in July 2003 from a Series C Preferred Stock Purchase Agreement with existing investors, as well as the convertible notes received by Magnolia in April 2004. The Company determined that based on the $6 million funding received from Magnolia in July 2003 and the terms of the notes, as well as the progress Magnolia had made in developing its technology and meeting milestones, as described above, the Company's investment in Magnolia is not considered impaired at June 30, 2004. We again computed the fair value of our holdings in Magnolia Broadband by multiplying the number of shares we owned by the July 2003 private placement price, as well as the conversion price of the April 2004 Convertible Note, which resulted in a fair value that was greater than the carrying value of our investment.

NOTE 8. LONG-TERM NOTES RECEIVABLE

In connection with the sale of Lifestyle, which was completed in November 2000, as well as the earlier sale of two other subsidiaries, the Company received as partial consideration three notes receivable denominated in South African Rand. These notes are subject to foreign currency risk and a portion of one is subject to certain performance requirements of the debtor. Two of the notes require monthly payments ranging from R50,000 ($7,000) to R189,000 ($25,000). The Company has received all scheduled payments with respect to the first of these notes, including interest in a timely fashion. The second note has a balance of approximately $60,000 outstanding. This note had been repaid, on a monthly basis, and in a timely fashion for over three years. During the last six months some payments have been deferred, however, we continue to accrue interest and anticipate that the note, plus all interest, will be reapid in full, during fiscal 2005. The third note was for R52 million ($8 million) of which R20 million ($3.1 million) (plus accrued interest) has been treated as contingent consideration to be recorded when collected as it is secured only by the debtor's stock in Lifestyle and therefore collection is not assured. R31.4 million ($4.8 million) of the third note, is payable as the borrower collects on junior debt. Collections of junior debt will be first charged against accrued interest with the excess applied to the receivable balance not to exceed tranches of R500,000. Management does not expect to begin receiving payments on these notes until the third quarter of fiscal 2005. These notes bear interest at rates as defined (at June 30, 2004 the rate was 8.0%).

With respect to the Lifestyle note, the Company's South African subsidiary, First South African Holdings (Pty) Ltd (FSAH) received a note receivable, in the face amount of $8,000,000 from Salwin Investments (Pty) Ltd, a special purpose company, owned by First Lifestyle Holdings management. The purpose of the transaction was to enable the management of First Lifestyle Holdings (five executive directors) to acquire shares in First Lifestyle Holdings Limited. This note is payable on the following basis:

(a) If Salwin receives any payment from First Lifestyle for junior debt, such amounts will be used to pay accrued interest on the Note, and any balance will be applied to reduce capital in tranches of R500,000.

(b) The shareholders of Salwin can inject funds into the company in order to reduce the debt, without penalty.

(c) Should Salwin dispose of its shares in and claims against First Lifestyle, the proceeds will be used to settle the Note. If there is any shortfall in the proceeds, such amount will be written off.

(d) Any outstanding liability will irrevocably terminate on the 20th anniversary of the Note.

The repayment by First Lifestyle of the junior debt owed to Salwin will at all times be subject to the senior debt covenants that govern the relationship between First Lifestyle and its bankers. As of June 30, 2004, the Company had not received any payment from Salwin for either principal or interest. However, the Company has continued to accrue interest on the original R31.4 million ($4.8 million) portion of the Note that it recorded upon the sale of First Lifestyle Holdings.

The Company monitors the financial results of First Lifestyle Holdings on a quarterly and annual basis. It is the Company's opinion that First Lifestyle is generating sufficient cash flow to meet its senior debt obligations and senior bank covenants. As First Lifestyle meets its bank covenants, the Company anticipates receiving repayment of interest and principal on its notes. Management of First Lifestyle has estimated that repayments should begin in Fiscal 2005.

Having acquired, owned and operated the South African businesses, the Company is well acquainted with the First Lifestyle Group, its management and its assets. The cash flow generated by First Lifestyle has enabled it to pay down over half its senior debt. It has met two of the three senior bank covenants governing the repayment of its junior debt. It is the Company's belief that such repayments of junior debt will commence in fiscal 2005. Additionally, the management of Lifestyle cannot realize value for their shares in Lifestyle prior to the full payment of the Salwin note. Based on these factors, the Company, has therefore concluded that its note receivable from Salwin will be collected first via the payment of Lifestyle junior debt and thereafter by Lifestyle's management in order to secure free access to their shares in Lifestyle currently encumbered by the Salwin note agreement. The timing of full payment on the loan is undetermined.

The Company has continued to accrue interest on the Salwin Note based on its calculation as to the realizable value of the underlying collateral for the Note. This analysis includes both objective valuation calculations, as well as more subjective criteria as to the likelihood of Salwin shareholders accessing liquidity for their Lifestyle shares in the medium term. There can be no guarantee that our analysis is correct or that the realizable value will remain sufficient to cover the full amount of the Note. Should future circumstances dictate a reevaluation of our assumptions, we may cease accruing interest on the Note or may impair its carrying value.

The Company is currently in negotiations with the Salwin shareholders for early redemption of a portion of the Note. There is no guarantee that these discussions will result in any accelerated payments.

These notes bear interest at rates based on lower of the South African Bankers Acceptance rate or 12% (at June 30, 2004 the rate was 8%). Notes receivable include accrued interest of approximately $3,706,466.

	June 30, 2004	June 30, 2003
Balance	$8,116,253	$6,461,891
Less current portion	138,704	248,205
Long-term portion	$7,977,549	$6,213,686

NOTE 9. INTANGIBLE ASSETS

The components of amortized intangible assets as **of June 30, 2004 and 2003** is as follows:

	Gross Carrying Amount	Accumulated Amortization
Balance at June 30, 2004:		
Customer lists	$215,000	$202,500
Balance at June 30, 2003		
Customer lists	$215,000	$184,250

Amortization expense for intangible assets was $18,250, $112,938 and $106,375, for the years ended June 30, 2004, 2003, and 2002, respectively. Of this amortization expense, $0, $45,938 and $15,525, respectively, was included in discontinued operations.

Estimated amortization expense for the five succeeding fiscal years is as follows:

2005	$2,000
2006	$2,000
2007	$2,000
2008	$2,000
2009	$2,000

NOTE 10. ACCRUED LIABILITIES

	June 30, 2004	June 30, 2003
Accrued prize winner cash and merchandise awards	$170,222	$195,498
Payroll and related payroll expenses	14,698	52,220
Other	174,102	167,681
	$359,022	$415,399

NOTE 11. DEBT

Lines of Credit

In June 2002, Fantasy Sports obtained a secured line of credit facility for borrowings up to $1.0 million, which is fully secured against cash balances held in the Company's account. This facility is due on demand and has an interest rate of 3.0% . The balance outstanding under this line of credit at June 30, 2004 was $305,160.

Long term debt

	2004	2003
Vehicle loans	$ 16,276	$ 21,598
Capital lease obligations	19,240	38,523
	35,516	60,121
Less current portion	24,883	26,237
Long-term debt, net	$10,633	$33,884

Scheduled debt maturities for the next five fiscal years are $24,883 in fiscal 2005, $5,983 in fiscal 2006 and $4,650 in fiscal 2007 .

NOTE 12. INCOME TAXES

The components of the Company's provision for income taxes were as follows:

	2004	2003	2002
Current:			
Federal	$ -	$ -	$ -
State	-	-	-
	-	-	-
Deferred:			
Federal	-	-	-
State	-	-	-
	-	-	-
	$ -	$ -	$ -

A reconciliation of income tax computed at the statutory federal rate to income tax expense (benefit) is as follows:

	2004	2003	2002
Tax benefit at the statutory rate of 34%	$340,858	$23,578	$(1,288,192)
Tax effect on Income (loss) of non-US Operations	(324,908)	(120,201)	612,297
State income taxes, net of federal income tax	1,446	(8,526)	(59,638)
Travel and entertainment	447	7,407	4,376

Valuation allowance	(17,843)	97,742	731,157
	$ -	$ -	$ -

At June 30, 2004, the Company has available a U.S. net operating loss carryforward of approximately $4,643,076 which expires through 2023.

In addition to the net operating loss carryforward, the Company had deferred tax assets which relate primarily to amortization of goodwill recorded at different rates for tax and book purposes, deferred revenue that is deferred for book purposes but is recognized when received for tax purposes, and accrued prize winnings which is accrued for book purposes but deductible when paid for tax purposes. As of June 30, 2004 and 2003, a valuation allowance has been established against the deferred tax asset since the Company believes it is more likely than not that that the amounts will not be realized.

The components of the deferred tax assets (liabilities) were as follows at June 30, 2004 and 2003:

	2004	2003
Current:		
Net operating loss	$1,717,938	$1,265,986
Accrued prize winnings	57,062	66,377
Accrued pit points	5,920	5,920
Deferred revenue	256,508	309,360
	2,037,428	1,647,643
Long-term:		
Amortization of goodwill	(161,007)	(111,032)
Depreciation	8,261	21,368
	(152,746)	(89,664)
	1,884,682	1,557,979
Total valuation allowance	(1,884,682)	(1,557,979)
Deferred tax asset	$ -	$ -

The Silverstar Holdings Limited is a Bermuda registered corporation where there are no income tax laws applicable.

FSAH, a South African registered corporation, incurred no income tax charges in fiscal year 2004 and 2003.

First South Africa Management Corp. Fantasy Sports, Inc. and Student Sports, Inc., are U.S. registered corporations and did not incur any income tax provision for 2004, 2003 and 2002.

NOTE 13. DISCONTINUED OPERATIONS

Student Sports, Inc.

On June 10, 2003, the Company sold substantially all the assets and liabilities as of May 15, 2003 of Student Sports, a media company producing publications, television programs and various marketing initiatives for the high school sports market. The purchaser is an entity controlled by some, but not all of the stockholders from which the Company originally acquired Student Sports in September 2001. Those stockholders who participated in the repurchase agreed to surrender the right to receive shares of Company common stock which they received as contingent consideration in the Company's acquisition of Student Sports. As a result, an obligation to issue approximately 914,000 common shares, valued at approximately $492,000 has been included as a liability relieved in connection with the sale in the calculation of the loss associated with the disposition. The calculation of loss from disposition also includes the value of the Company common stock returned, as well as the cash paid. A summary of the calculation of the loss on disposition is approximately as follows:

Cash received	$ 1,000
Common stock returned	231,000
Liability to issue common stock relieved	492,000
Total consideration	724,000
Net book value transferred	(987,000)
Loss on disposition	$(263,000)

In September 2001 when Student Sports was acquired, a commitment to issue up to 1,500,000 shares of Company common stock, at the lower of $3.00 per share or the market price of the stock, not to exceed $1,500,000 was entered into. The only contingency for the issuance of the shares was time. The shares were to be issued on March 31, 2004. Pursuant to EITF 97-15, the contingent consideration was recorded at the date of acquisition as a liability of $807,000, the 1,500,000 shares at 80% ($0.538per share) of the average market value for the 20 trading days prior to closing. The remaining liability to issue shares, included as a liability in the accompanying consolidated balance sheet ($223,559) represents the obligation to issue common shares to those rights holders who did not surrender their rights.

Those rights that were not surrendered entitle the holders to receive Company common stock on March 31, 2004. The Company is currently negotiating with the remaining rights holders in an effort to reduce or eliminate the number of common shares that the Company must issue in connection with the contingent consideration in light of the poor performance of Student Sports.

In accordance with accounting principles generally accepted in the United States of America, the operating results and net assets related to Student Sports, Inc. have been included in discontinued operations in the company's consolidated statements of operations and consolidated balance sheets.

The following summarizes the operating results of Student Sports, discontinued operations:

	Eleven Months Ended May 15, 2003	Nine Months Ended June 30, 2002
Revenue	$1,285,065	$1,121,101
Operating loss	$(736,947)	$(824,761)
Loss on disposal	$(262,754)	$ -

Calculation of Loss on Sale of Student Sports

Book value of assets transferred	$1,487,245
Cost of shares issued at acquisition	175,220
Liabilities transferred	(501,660)
Liability to issue shares relieved, at cost	(666,814)
Common shares returned at fair value on date of sale	(231,237)
Loss on disposition	$ 262,754

NOTE 14: CASH FLOWS

Changes in operating assets and liabilities consist of the following:

	2004	2003	2002
Decrease (Increase) in accounts receivable	$ 16,748	$ 5,413	$ (25,594)
			-
Decrease (Increase) in inventories	148,734	(46,483)	256,091
Decrease (Increase) in prepaid expenses and current assets	83,425	(20,010)	56,812
Increase (Decrease) in overdraft	(567)	567	-
(Decrease) increase in accounts payable	(255,867)	222,480	(180,786)
(Decrease) increase in accrued expenses	(199,186)	31,294	(115,533)
Decrease in other taxes payable	-	-	-
Decrease in income taxes payable	-	-	-
	$ (206,713)	$ 193,261	$ (9,010)
Net cash provided used in discontinued Operations consists of the following:			
Net loss of discontinued operations	$ -	$ (999,700)	$(824,761)
Impairment of intangible assets	-	322,000	-
Depreciation and amortization	-	72,190	54,900
Bad debts expense	-	3,700	16,429
Changes in operating accounts	-	113,481	(174,377)
Loss on Disposal of Fixed Assets	-	6,502	-
Acquisition of property plant and equipment	-	(21,207)	(64,149)
Short – term borrowings –net	-	96,045	53,955
Repayment of long term debt	-	(14,812)	(7,013)
Proceeds from equipment loans	-	322,000	51,175
Cash (included in) from net assets from discontinued operations	-	-	(109,809)
Net loss on sale of assets	-	174,801	-
	$ -	($247,000)	($1,003,650)
Non-cash investing and financing activities:			
Conversion of Class B shares to common Shares	$ 500	$ -	$ -
Retirement of treasury shares	$ -	$ 25,135	$62,037
Financing of vehicle purchase	$ -	$ 22,800	$ -

NOTE 15. BUSINESS SEGMENT INFORMATION

During fiscal years 2003 had two reportable segments, which included strategic business units that offered different products and services. These business units were managed separately as Student Sports provided marketing services and Fantasy Sports provides entertainment services. As the company has changed it's focus, the Company sold Student Sports which is therefore being reported as discontinued operations. As a result, continuing operations reflects that the company operated in only one segment, consisting of fantasy sports games.

NOTE 16. STOCK OPTION PLAN

The Board of Directors has adopted the Company's 1995 Stock Option Plan. The Stock Option Plan provides for the grant of (i) options that are intended to qualify as incentive stock options ("Incentive Stock Options") within the meaning of Section 422 of the Internal Revenue Code to key employees and (ii) options not so intended to qualify ("Nonqualified Stock Options") to key employees (including directors and officers who are employees of the Company and to directors).

The Stock Option Plan is administered by the Compensation Committee of the Board of Directors. The committee shall determine the terms of the options exercised, including the exercise price, the number of shares subject to the option and the terms and conditions of exercise. No options granted under the Stock Option Plan are transferable by the optionee other than by the will or the laws of descent and distribution.

The exercise price of Incentive Stock Options granted under the plan must be at least equal to the fair market value of such shares on the date of the grant (110% of fair market value in the case of an optionee who owns or is deemed to own more than 10% of the voting rights of the outstanding capital stock of the Company or any of its subsidiaries). The maximum term for each Incentive Stock Option granted is ten years (five years in the case of an optionee who owns or is deemed to own more than 10% of the voting rights of the outstanding capital stock of the Company or any of its subsidiaries). Options shall be exercisable at such times and in such installments as the committee shall provide in the terms of each individual option. The maximum number of shares for which options may be granted to any individual in any fiscal year is 210,000.

The Stock Option Plan also contains an automatic option grant program for the employee and non-employee Directors. Each person who is an employee director of the Company following an annual meeting of shareholders will automatically be granted an option for an additional 5,000 shares of common stock; non-employee directors will receive an option for an additional 10,000 shares of common stock. Each grant will have an exercise price per share equal to the fair market value of the common stock on the grant date and will have a term of five years measured from the grant date, subject to earlier termination if an optionee's service as a board member is terminated for cause.

The Company, through June 30, 2004, has granted options to purchase 981,666 shares of common stock under the Plan, of which 145,000 options have been exercised and 50,000 options expired unexercised.

	Shares Subject to Options Outstanding	Weighted Average Exercise Price Per Option
Balance at June 30, 2001	1,743,331	3.62
Granted – non-plan options	50,000	0.80
Granted – plan options	85,002	0.42
Expired – plan options	(65,000)	4.71
Balance at June 30, 2002	1,813,333	3.35
Granted – plan options	45,000	0.16
Expired – plan options	(30,000)	6.00
Terminated – non- plan options	(365,000)	(2.58)
Balance at June 30, 2003	1,463,333	3.39
Granted – plan options	60,000	1.61
Expired – plan options	(145,000)	0.79
Expired – non-plan options	(35,000)	0.35
Terminated – non- plan options	(130,000)	3.77
Terminated – plan options	(20,000)	2.19
Balance at June 30, 2004	1,193,333	3.68

Significant option groups outstanding at June 30, 2004 and related weighted average exercise price and weighted average remaining life are as follows:

Options Outstanding and Exercisable

Range of Exercise Prices	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life (in Years)
Less than $1.00	140,000	$0.46	1.95
$1.00 to $2.19	130,000	1.28	3.67
$3.75 to $4.88	683,333	4.32	1.16
$5.00 to $6.00	240,000	5.02	1.47

The Company has also issued options during 2001 to an employee to acquire 4.45 shares of Fantasy common stock for $47,191 per share. These options vested immediately and had a life of three years. The fair value of this option utilizing the Black Scholes option pricing model amounted to $6,451 per share. The assumptions used in this model were as follows: risk-free interest rate 4.96%; expected life 3 years; expected volatility 0.0%; and expected dividend yield of 0.0%. This option expired during the first quarter of fiscal 2004.

NOTE 17. WARRANTS OUTSTANDING

In consideration for the capital raising activities undertaken during 2000, the Company issued warrants to purchase 150,000 shares of common stock at an exercise price of $0.01 per share.

In accordance with the terms of an agreement entered into with Infospace, the Company undertook to issue warrants over 720,000 shares of common stock valued at $5.00 per share. Infospace was to provide services to the Leisureplanet.com subsidiary in exchange for the Company increasing its holding in Leisureplanet.com equal to the value placed on the warrants. These warrants have an exercise price of $0.01 per share. As of June 30, 2000, 480,000 of these warrants have vested and 240,000 were issued. Since the operations of Leisureplanet.com were closed and the Infospace services ceased, no further options have been issued. As of June 30, 2004, all the Infospace options have expired, unexercised.

Also during fiscal 2001, Fantasy issued warrants to acquire 4.68 shares of Fantasy common stock with an exercise price of $47,191 per share to TWI Interactive, Inc, (see Note 21).

These warrants were issued in connection with a contract to perform consulting services. Compensation recorded pursuant to that contract includes the fair value of these warrants. These warrants vest immediately and have a life of four years. The fair value of these warrants, which was determined utilizing the Back-Scholes pricing model, amounted to approximately $8,400 per share, a total of approximately $39,300. The assumptions used in this model were as follows: risk free interest rate 4.96%; expected life 4 years; expected volatility 0.0%; and expected dividend yield 0.0%.

Warrants outstanding at June 30, 2004 were as follows:

Silverstar Holdings, Ltd.

Warrant	Number of Warrants	Exercise Price	Expiration Date	Entitlement
Debenture Warrants 2001	52,189	$6.00	July 31, 2007	One share of common stock
Capital Raising Warrants	150,000	$6.00	July 31, 2007	One share of common stock
Infospace Warrants	240,000	$0.01	June 30, 2004	One share of common stock

Fantasy Sports, Inc.

Warrant	Number of Warrants	Exercise Price	Expiration Date	Entitlement
TWI Interactive, Inc.	4.68	$47,191	June 1, 2005	One share of common stock

NOTE 18. FIRST SOUTH AFRICAN HOLDINGS ESCROW AGREEMENT

The FSAH Escrow Agreement was executed prior to the closing of the Company's offering and provided for the concurrent issuance and delivery of 729,979 shares of Class B common stock to the FSAH escrow agent. The FSAH Escrow Agreement is intended to provide security for the holders of FSAH Class B common stock, who are residents in South Africa and are prohibited in terms of South African law from holding shares in a foreign company. The FSAH Escrow Agreement provides that the parties to this agreement that are holders of FSAH Class B common stock will not sell such shares of stock, but may tender the shares to the FSAH escrow agent against payment therefore by the escrow agent, which payment may consist of the proceeds obtained from the sale of an equal number of Class B common stock of the Company, provided that the proceeds of the sale will be delivered to the holder of the Class B common stock in exchange for the shares in FSAH. These shares will be tendered to the Company and they will be immediately converted to FSAH Class A common stock.

Since the consummation of the Company's offering in January 1996, the Company has entered into FSAC Escrow Agreements with the FSAH escrow agent, FSAH and certain principal stockholders of the Company's subsidiaries, which were acquired since January 1996. The terms of the FSAC Escrow Agreement are substantially similar to the terms of the FSAH Escrow Agreement, except that the FSAH Escrow Agreement provided for the issue of shares of Class B common stock to the FSAH escrow agent while the FSAC Escrow Agreements provide for the issue of shares of common stock to the FSAH escrow agent which correspond to the issuance of FSAH Class B common stock by FSAH.

Since 2000, no further shares of common stock have been issued in terms of FSAC or FSAH escrow agreements, nor will there be any further issuances.

NOTE 19. COMMITMENTS, CONTINGENCIES AND OTHER MATTERS

Profitability and Liquidity

As reflected in the accompanying consolidated financial statements, the Company has incurred significant operating losses and experienced negative operating cash flows in recent years. With a view towards achieving profitability and improving liquidity, management has adopted, and is in the process of implementing, the following strategies:

- seek corporate sponsorships for the internet fantasy sports gaming segment to diversify its revenue streams while focusing on its core motor sports niche;

- reduce overhead of the operating subsidiary and continue to look for areas in which further cost savings can be obtained.

- diversify the price points and structure of its fantasy games and add additional premium content to attract new customers and generate additional revenues from the existing subscriber base.

Management believes that its present financial resources are sufficient to meet its obligations for the ensuing twelve months. In addition to unrestricted cash of approximately $0.93 million at June 30, 2004, the Company expects to begin collecting on an outstanding note receivable due from the sale of First Lifestyle Holdings, which will provide additional resources. Additionally, the Company believes it would be able to raise debt or equity capital should the need arise.

Management believes that the actions presently being taken by the Company will achieve profitability and improve liquidity. However, there can be no assurance that management's plans will be successful or that the Company will be profitable in the future.

Leases

The Company leases office facilities and various equipment under non-cancelable operating leases expiring through January 2006. Office facility and equipment rent expense included in continuing operations for the years ended June 30, 2004, 2003 and 2002 was approximately $95,000, $137,000 and $133,000, respectively.

Approximate future minimum lease payments under non-cancelable office and equipment lease agreements are as follows:

Year ending June 30:	
2005	62,574
2006	42,073
2007	13,107
2008	13,107
2009	-
	$130,861

Litigation

The Company, from time to time, is involved in various litigation arising in the ordinary course of business. Based on currently available information, management believes that there are no pending claims that will have a material adverse effect on the Companies' operating results or financial position.

Employment Agreements

Silverstar Holdings Ltd.

On April 12, 2000, the Company's Board of Directors approved an Amended and Restated Employment Agreement (the "Employment Agreement") with the Chief Executive Officer (CEO), who will serve as President and Chief Financial Officer of the Company beginning as of February 1, 2000 and continuing through and until March 31, 2005. As compensation for his services, the CEO will receive an annual base salary of $300,000 (with five percent increases each year), and an annual bonus of five percent of net realized capital gains upon the sale, liquidation or distribution by the Company of any Portfolio Company (as defined in the Employment Agreement). A Portfolio Company does not include any of the South African entities previously owned by the Company. In the event of a Change in Control (as defined in the Employment Agreement), the CEO may also be entitled to a payment of five percent of any net unrealized capital gains on any Portfolio Company, which gains may, at the option of the Company, be paid in cash, stock of the Portfolio Company or any combination of the foregoing.

Fantasy Sports, Inc.

On November 30, 2000, Fantasy entered into Employment Agreement (the "Employment Agreement") with an individual to serve as the Chief Executive Officer of Fantasy beginning as of November 30, 2000 and continuing through and until November 30, 2003. As compensation for his services, the CEO received an annual base salary. In addition, the CEO received a three-year option to acquire 5% of Fantasy's outstanding shares as of November 16, 2000, at a price equal to that paid by Silverstar Holdings upon acquisition of the assets of Fantasy. A similarly priced performance-based three-year option to acquire a further 2.5% of the outstanding shares of Fantasy as of November 16, 2000 was issued to the CEO. This performance-based option will vest on the earlier of Fantasy achieving an aggregate EBITDA of $4 million for calendar years 2001 and 2002 or an aggregate EBITDA of $9 million for calendar years 2001, 2002 and 2003. This employment agreement terminated on November 30, 2003 with no performance based compensation being realized. The agreement was not renewed. All of the options expired unexercised.

Guarantees

The Company has guaranteed certain bank facilities of one of its former industrial subsidiaries in South Africa. As per previous disclosure, in January 2004, an unrelated South African third party, entered into an agreement to acquire the former subsidiary. This agreement reduced the Company's guarantee to approximately $47,000, reducing monthly through August 31, 2004. At June 30, 2004, this guarantee stood at approximately $20,000 and was secured by like amounts of cash. The Company does not believe that it will be called upon to meet any portion of this remaining guarantee.

Other

South African Secondary Tax on Companies at 12.5 percent is payable on all dividends declared out of distributable reserves of South African companies. There were no dividends of this nature declared in 2004, 2003 or 2002.

During 2004, the Company entered into various contracts with web based and non-web based companies whereby these companies will direct their customers to the Fantasycup.com website. For those customers that register for the fantasy league through the website, the Company will pay commissions ranging from 12% to 50% of net revenues depending on the terms of each individual agreement. The term of these agreements are for one year and are renewed annually unless terminated by either party.

In June 2001, the Company entered into an agreement with TWI Interactive, Inc. (TWI), the online arm of International Management Group (IMG). The agreement was designed to assist Fantasy in establishing itself as the premier, independent, subscription-based fantasy sports game producer. TWI and affiliates of IMG will provide exclusive representation and services across a broad spectrum of its sports marketing activities. Under the agreement, the Company will pay TWI a monthly fee of $12,000 and commissions of 20% to 50% of net revenues generated as a result of the services provided by TWI. The agreement also provides for TWI to receive a four-year warrant to acquire 4.68 shares of Fantasy common stock at $47,191 per share. There was no charge to operations in 2001 for the fair value of the warrants since the amount was not considered material. This agreement was terminated in June 2002, but the warrants remain outstanding and expire June 21, 2005 (see Note 18).

On October 7, 2002, Fantasy Sports entered into an agreement with Sports Team Analysis and Tracking Systems of Missouri, Inc. ("STATS"). This agreement subsequently modified on July 21, 2003, calls for STATS to provide hosting, programming, customer service and marketing services for Fantasy Sports. In consideration for these services, Fantasy pays STATS an amount of $20,000 per month, plus a share of net profits above $350,000 per annum. This agreement expires on December 31, 2004.

NOTE 20. QUARTERLY INFORMATION (UNAUDITED)

	Quarters Ended				
	September 30, 2003	December 31, 2003	March 31, 2004	June 30, 2004	Total
Revenues	$ 886,895	$588,796	$ 357,545	$ 534,227	$2,367,463
Income from continuing operations	434,529	347,080	88,595	159,901	1,030,015
Net income	434,529	347,080	88,595	132,319	1,002,523
Net income per share - basic and diluted	0.05	0.04	0.01	0.02	0.12
Weighted average common stock outstanding – basic and diluted	8,482,469	8,582,839	8,630,513	8,659,799	8,575,579

During Fiscal 2004, the Company issued 180,000 shares of Common Stock, pursuant to the Exercise of Stock Options. The price received for such option ranged from $0.16 to $1.03. Total consideration received by the Company was $126,450.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure (1) that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's ("SEC") rules and forms, and (2) that this information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost benefit relationship of possible controls and procedures.

Prior to the filing date of this annual report, under the supervision and review of our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective in alerting them in a timely manner to material information regarding us (including our consolidated subsidiaries) that is required to be included in our periodic reports to the SEC.

In addition, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls since our evaluation. We cannot assure you, however, that our system of disclosure controls and procedures will always achieve its stated goals under all future conditions, no matter how remote.

ITEM 9B. Other Information

None.

PART III.

Item 10. Directors and Executive Officers

Directors and Executive Officers

Our directors and our executive officers and the executive officers of our subsidiaries, their ages and present position are as follows:

Name	Age	Positions
Michael Levy	58	Chairman of the Board
Clive Kabatznik	47	Vice Chairman of the Board, Chief Executive Officer, President and Chief Financial Officer
Cornelius J. Roodt	45	Director
Joseph Weil	49	Director
John Grippo	48	Director

Michael Levy is our co-founder and has served as Chairman of our Board of Directors since our inception in 1995. Since 1987, Mr. Levy has been the Chief Executive Officer and Chairman of the Board of Arpac L.P., a Chicago-based manufacturer of plastic packaging machinery.

Clive Kabatznik is our co-founder and has served as a director and our President since inception in 1995 and as our Vice Chairman, Chief Executive Officer and Chief Financial Officer since October 1995. Mr. Kabatznik has served as President of Colonial Capital, Inc. a Miami-based investment banking company that specializes in advising middle market companies in areas concerning mergers, acquisitions, private and public agency funding and debt placements.

Cornelius J. Roodt has served as a member of our Board of Directors since December 1996 and was appointed Managing Director and Chief Financial Officer of one of our subsidiaries, First South African Holdings (Pty.) Ltd., in July 1996. Mr. Roodt was responsible for overseeing all of the South African operations of First South African Holdings (Pty.) Ltd. Mr. Roodt led the buyout of First Lifestyle Holdings and he is currently Chief Executive of the successor company, First Lifestyle Holdings, (Pty) Ltd. He is no longer an executive officer of any of our subsidiaries. From February 1994 to June 1996, Mr. Roodt was a senior partner at Price Waterhouse Corporate Finance, South Africa. From January 1991 to January 1994, he was an audit partner at Price Waterhouse, South Africa.

Joseph Weil has served as a member of our Board of Directors since 2002 and has served as the President and Chief Executive Officer of Joseph Weil & Sons, Inc. since 1985. Joseph Weil & Sons is an independent wholesale distributor of paper products, packaging supplies and equipment, sanitary products, janitorial supplies and equipment, as well as food service products and office equipment. He also serves as an active member of many business associations including Afflink Worldwide Trade Group, which he serves as Chairman of the Board of Directors. Since 1996, he has also served as an Executive Board Member of the Greater Illinois chapter of the National Multiple Sclerosis Society.

John Grippo, has served as a member of our Board of Directors since 2004 and has been the president of his own financial management practice, John Grippo, Inc. since 2000. His firm provides services as Chief Financial Officer to small to mid-sized public and private companies and also provides other related accounting and consulting services. Prior to that, Mr. Grippo served as for ten years as a Chief Financial Officer to companies in the housewares, electric vehicles and financial services industries. He worked for five years as an auditor with Arthur Andersen, LLP, followed by seven years in various accounting positions in the financial services industry. He is a member of the New York Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

All of our directors hold office until their respective successors are elected, or until death, resignation or removal. Officers hold office until the meeting of the Board of Directors following each Annual Meeting of Stockholders and until their successors have been chosen and qualified.

Audit Committee of the Board of Directors

Our Board of Directors has a separate audit committee,. The audit committee is composed of Michael Levy, John Grippo and Cornelius J. Roodt, each of whom are independent directors as defined in Rule 10A-3 of the Securities Exchange Act of 1934. The Board of Directors has determined that Mr. Roodt meets the standards of an audit committee "financial expert" as defined by the Sarbanes Oxley Act of 2002.

Compliance with Section 16(a) of the Exchange Act.

Section 16(a) of the Securities Exchange Act of 1934 requires our executive officers and directors, and persons who beneficially own more than 10% of our common stock, to file initial reports of ownership and reports of changes of ownership with the Securities and Exchange Commission and furnish copies of those reports to us. Based solely on a review of the copies of the reports furnished to us to date, or written representations that no reports were required, we believe that all reports required to be filed by such persons with respect to our fiscal year ended June 30, 2004 were timely made.

Code of Ethics

The Company's Board of Directors adopted a Code of Ethics which applies to all of the Company's directors, executive officers and employees. A copy of the Code of Ethics is available upon request to the Company's counsel at Jenkens & Gilchrist Parker Chapin, LLP, Chrysler Building, 405 Lexington Avenue, 9th Floor, New York, NY 10174.

Item 11. Executive Compensation

The following summary compensation table sets forth the aggregate compensation we paid or accrued to our Chief Executive Officer during the fiscal years ended June 30, 2002, June 30, 2003 and June 30, 2004. Apart from our Chief Executive Officer, whose annual salary is $315,000, none of our executive officers of any of our subsidiaries received compensation in excess of $100,000 during the fiscal year ended June 30, 2004.

Summary Compensation Table

Name and Principal Position	Fiscal Year Ended June 30,	Annual Compensation		Other Annual Compensation	Long Term Compensation	
		Salary	Bonus		Restricted Stock Awards	Securities Underlying Stock Options
		$	$			
Clive Kabatznik,	2004	315,000	0	---	---	5,000
President and Chief	2003	315,000	0	---	---	5,000
Executive Officer	2002	315,000	0			5,000

The options granted to Mr. Kabatznik during fiscal year ended June 30, 2004 represent:

- … an option granted under our 1995 Stock Option Plan to purchase 5,000 shares of our common stock, which is currently exercisable at an exercise price of $1.61 per share;

The options granted to Mr. Kabatznik during fiscal year ended June 30, 2003 represent:

- … an option granted under our 1995 Stock Option Plan to purchase 5,000 shares of our common stock, which is currently exercisable at an exercise price of $0.16 per share;

The options granted to Mr. Kabatznik during fiscal year ended June 30, 2002 represent:

- … an option granted under our 1995 Stock Option Plan to purchase 5,000 shares of our common stock, which is currently exercisable at an exercise price of $0.42 per share;

Options Granted in Fiscal 2004

The following table sets forth the details of options to purchase common stock we granted to our executive officers during fiscal year ended June 30, 2004, including the potential realized value over the 5 year term of the option based on assumed rates of stock appreciation of 5% and 10%, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock price. Actual gains, if any, on stock option exercises will be dependent on the future performance of our common stock. Each option is immediately exercisable.

	Options Granted					
Name	Number of Securities Underlying Options	Percent of Total to Employees in Fiscal Year	Per Share Exercise Price	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation For Option Term	
					5%	10%
Clive Kabatznik	5,000	100%	$1.61	December 18, 2008	$10,250	$13,000

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values

During the fiscal year ended June 30, 2004 no options were exercised by our executive officers. The following table sets forth the number of shares of our common stock underlying unexercised stock options granted by us to our executive officers and the value of those options at June 30, 2004. The value of each option is based on the positive difference, if any, of the closing bid price for our common stock on the Nasdaq National Market on June 30, 2004 or $0.72, over the exercise price of the option.

	Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In the Money Options at Fiscal Year-End	
Name of Executive Officer	Exercisable	Unexercisable	Exercisable	Unexercisable
Clive Kabatznik	475,000	-	$3,600	$-

Director Compensation

Except for Mr. Levy, our directors do not receive fixed compensation for their services as directors other than options to purchase 10,000 shares of our common stock granted to each non-employee director and options to purchase 5,000 shares of our common stock granted to each director who is an employee, in each case under our 1995 Stock Option Plan. Mr. Levy receives an annual consulting fee of $60,000 and options to purchase 10,000 shares of our common stock per year, solely in connection with his service as a member of our Board of Directors. Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with their duties.

Employment Agreements

On April 12, 2000, the Company's Board of Directors approved an Amended and Restated Employment Agreement with Clive Kabatznik (the "Employment Agreement"). Pursuant to the Employment Agreement, Mr. Kabatznik will serve as the Chief Executive Officer, President and Chief Financial Officer of the Company beginning as of April 1, 2000 and continuing through and until March 31, 2005. As compensation for his services, Mr. Kabatznik will receive an annual base salary of $300,000 (with five percent increases each year), and an annual bonus of five percent of net realized capital gains upon the sale, liquidation or distribution by the Company of any Portfolio Company (as defined in the Employment Agreement). A Portfolio Company does not include any of the South African entities currently owned by the Company. In the event of a Change in Control (as defined in the Employment Agreement), Mr. Kabatznik may also be entitled to a payment of five percent of any net unrealized capital gains on any Portfolio Company, which gains may, at the option of the Company, be paid in cash, stock of the Portfolio Company or any combination of the foregoing.

On November 30, 2000, Fantasy Sports Inc. entered into Employment Agreement with Gregory S. Liegey (the "Employment Agreement"). Pursuant to the Employment Agreement, Mr. Liegey served as the Chief Executive Officer, of Fantasy Sports Inc. beginning as of November 30, 2000 and continuing through and until November 30, 2003. This agreement was not renewed upon its termination.

Stock Option Plan

Our Board of Directors has adopted and our shareholders, prior to our initial public offering, approved our 1995 Stock Option Plan. Our 1995 Stock Option Plan provides for the grant of:

- options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986 to key employees; and

- options not intended to so qualify to key employees, including our directors and officers, and to directors and consultants who are not employees.

The total number of shares of our common stock for which options may be granted under our 1995 Stock Option Plan is 850,000 shares.

Our 1995 Stock Option Plan is administered by the compensation committee of our Board of Directors. The compensation committee will determine the terms of options exercised, including the exercise price, the number of shares subject to the option and the terms and conditions of exercise. No option granted under our 1995 Stock Option Plan is transferable by the optionee other than by will or the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee or his legal representatives.

The exercise price of incentive stock under our 1995 Stock Option Plan must be at least equal to 100% of the fair market value of such shares on the date of grant, or 110% of fair market value in the case of an optionee who owns or is deemed to own stock possessing more than 10% of the voting rights of our outstanding capital stock. The term of each option will be established by the compensation committee, in its sole discretion. However, the maximum term for each incentive stock option granted under our 1995 Stock Option Plan is ten years, or five years in the case of an optionee who owns or is deemed to own stock possessing more than 10% of the total combined voting power of our outstanding capital stock. Options will become exercisable at such times and in such installments as the compensation committee will provide in the terms of each individual option. The maximum number of shares for which options may be granted to any individual in any fiscal year is 210,000.

Our 1995 Stock Option Plan also contains an automatic option grant program for our directors. Each of our non-employee directors is automatically granted an option to purchase 10,000 shares of our common stock following each annual meeting of shareholders. In addition, each of our employee directors is automatically granted an option to purchase 5,000 shares of our common stock following each annual meeting of shareholders. Each grant has an exercise price per share equal to the fair market value of the our common stock on the grant date, is immediately exercisable and has a term of five years measured from the grant date, subject to earlier termination if an optionee's service as a Board member is terminated for cause.

Through September 28, 2004, we have granted options to purchase 310,000 shares of our common stock under our 1995 Stock Option Plan, 150,000 of which have been exercised.

Non-Plan Stock Options

We have granted non-plan stock options to purchase 575,000 shares of our common stock at a weighted exercise price of $4.40 per share and 433,333 options at a weighted exercise price of $4.10 per share which expired unexercised in August 2004.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee of our Board of Directors is now or ever has been one of our officers or employees. None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or our compensation committee.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of August 31, 2003, certain information as to the beneficial ownership of the our common stock by:

- each person known by us to own more than five percent (5%) of our outstanding shares;
- each of our directors;
- each of our executive officers named in the Summary Compensation Table under "Executive Compensation"; and
- all of our directors and executive officers as a group.

	Amount and Nature of Beneficial Ownership (1)			
Name and Address of Beneficial Shareholder	Common Stock	Class B Common Stock (2)	Percentage of Ownership (1)(3)	Percentage of Voting Power (1)(3)
Michael Levy 9511 West River Street Schiller Park, IL 60176	96,000(4)	686,025(5)	9.0%	28.9%
Clive Kabatznik 6100 Glades Road Suite 305 Boca Raton, FL 33434	654,400(6)	190,000	9.7%	13..2%
Cornelius J. Roodt P.O. Box 4001 Kempton Park South Africa	115,000(7)	0	1.3%	0.9%
American Stock Transfer & Trust Company 6201 15th Avenue Brooklyn, New York 11219	88,907(8)	95,888(8)	2.1%	4..7%
Joseph Weil 6100 Glades Road Suite 305	10,000(9)	0	*	*

Name and Address of Beneficial Shareholder	Amount and Nature of Beneficial Ownership (1) Common Stock	Class B Common Stock (2)	Percentage of Ownership (1)(3)	Percentage of Voting Power (1)(3)
Boca Raton, Florida 33434				
John Grippo 6100 Glades Road Suite 305 Boca Raton, Florida 33434	25,000(10)	0	*	*
All executive officers and directors as a group (5 persons)	989,307(11)	876,025	21.4%	44.0%

* Less than 1%.

(1) Beneficial ownership is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934. Shares subject to stock options, for purposes of this table, are considered beneficially owned only to the extent currently exercisable or exercisable within 60 days after August 31, 2002.

(2) Except as otherwise indicated, each of the parties listed has sole voting and investment power with respect to all shares of Class B common stock indicated above.

(3) For the purposes of this calculation, our common stock and our Class B common stock are treated as a single class of common stock. Our Class B common stock is entitled to five votes per share, whereas our common stock is entitled to one vote per share.

(4) Includes 50,000 shares of our common stock issuable upon exercise of options that are immediately exercisable.

(5) Includes (i) 590,137 shares of our Class B common stock and (ii) 95,888 shares of our Class B common stock issued to the American Stock Transfer & Trust Company pursuant to the terms of an escrow agreement, which shares correspond to a like number of shares of First South African Holdings (Pty.) Ltd. Class B stock. American Stock Transfer & Trust Company has granted to Mr. Levy a proxy to vote each of such shares of our Class B common stock.

(6) Includes 475,000 shares of our common stock issuable upon exercise of options that are immediately exercisable.

(7) Includes 115,000 shares of our common stock issuable upon exercise of options that are immediately exercisable.

(8) Based solely upon information contained in a Schedule 13G, Amendment No. 1, dated 12/31/99 filed with the Securities and Exchange Commission. All shares are held as escrow agent pursuant to various escrow agreements. American Stock

Transfer & Trust Company holds a proxy to vote the shares of common stock. Michael Levy holds a proxy to vote the shares of Class B Common Stock.

(9) Includes 10,000 shares of our common stock issuable upon the exercise of options that are immediately exercisable.

(10) Includes 25,000 shares issuable upon exercise of options that are immediately exercisable.

(11) Includes 675,000 shares issuable upon exercise of options that are immediately exercisable.

Equity Compensation Plan Information

The following table contains a summary of the number of shares of Common Stock of the Company to be issued upon the exercise of options, warrants and rights outstanding at June 30, 2004, the weighted average exercise price of those outstanding options, warrants and rights, and the number of additional shares of Common Stock remaining available for future issuance under the plans as at June 30, 2004.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for further issuance
Equity compensation plans approved by shareholders*	310,000	$1.32	390,000
Equity compensation plan not approved by shareholders**	575,000	$4.40	NA
Equity compensation plan not approved by shareholders**	433,333***	$4.10	NA

* See Description Note 16 to the Financial Statements
** These options were granted pursuant to various employment agreements
*** These Options expired Unexercised on August 16th, 2004

Item 13. Certain Relationships and Related Transactions

Not applicable.

Item 14. Principal Accountant Fees and Services

Audit Fees

Audit fees billed to the Company by Rachlin Cohen & Holtz LLP for its audit of the Company's financial statements and for its review of the financial statements included in the Company's Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission for 2004 and 2003 totaled $44,061 and $67,832, respectively.

Tax Fees

Tax fees billed to the Company by Rachlin Cohen & Holtz LLP for its tax returns for the fiscal year 2004 and 2003 were $0, and $4,000, respectively.

Other Fees

No other fees were billed to the Company by Rachlin Cohen & Holtz LLP for all other non-audit or tax services rendered to the Company for the fiscal year 2004 and 2003, respectively.

Audit Committee Pre-Approval Policies

The Audit Committee has adopted a procedure under which all fees charged by Rachlin Cohen & Holtz LLP must be pre-approved by the Audit Committee, subject to certain permitted statutory de minimus exceptions.

Part IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

EXHIBIT INDEX

Exhibit Number	**Description**
3.1	Memorandum of Association of the Registrant(2)
3.2	Bye-Laws of the Registrant(2)
4.3	Indenture dated April 25, 1997 between the Registrant and American Stock Transfer & Trust Company(1)
4.6	Stock Option Agreement(3)
10.2	Form of FSAH Escrow Agreement(2)
10.3	Form of First Amended and Restated Employment Agreement of Clive Kabatznik(2)
10.4	Form of FSAM Management Agreement(2)
10.5	Form of Consulting Agreement with Michael Levy(2)
10.6	1995 Stock Option Plan(2)
10.7	Asset purchase agreement by and among First South Africa Holdings PTY Ltd. and minority shareholders of First Lifestyle Holdings, Ltd., Ethos Private Equity, Cornelius Roodt and certain other purchasers and the Company, dated as of September 24, 2000(4)
10.8	Fantasy Sports Asset Acquisition Agreement dated as of November 17, 2000(5)
10.9	Agreement between Sports Team Analysis and Tracking Systems of Missouri, Inc. and Fantasy Sports Enterprises dated October 7, 2002(6)
10.10	Amendment to Agreement dated July 21, 2003 between Fantasy Sports Enterprises, Inc. and Sports Team Analysis and Tracking Systems of Missouri, Inc.(6)
21.1	Subsidiaries of the Registrant(6)
23.1	Consent of Rachlin Cohen and Holtz(6)
31.1	Certificate Pursuant to Section 302 of the Sarbanes Oxley Act of 2002(6)
32.1	Certification Pursuant to 18 U.S.C. Section 1350 adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(6)

---

(1) Incorporated by reference is the Registrant's Current Report on Form 8-K, Exhibit 4.1 (filed on September 10, 1997).

(2) Incorporated by reference is the Registrant's Registration Statement on Form S-1 (No. 33-99180) (filed on November 9, 1995), as amended on Form S-1/A No. 1, Form S-1/A No. 2, Form S-1/A No. 3 (filed on December 27, 1995, January 16, 1996 and January 24, 1996, respectively) and Form 10-Q for the fiscal quarter ended March 31, 2000.

(3) Incorporated by reference is the Registrant's Registration Statement on Form S-1 (No. 333-33561) (filed on August 13, 1997), as amended on Form S-1/A No. 1, Form S-1/A No. 2 and For S-1/A No. 3 (filed on December 9, 1997 , January 22, 1998 and February 11, 1998, respectively).

(4) Incorporated by reference to the Company's current report on Form 8-K filed with the Commission on October 12, 2000.

(5) Incorporated by reference to the Company's current report on Form 8-K filed with the Commission on December 1, 2000.

(6) Filed herewith.

(a) none

1. Financial Statements

The following financial statements are included as required to be filed by Item 8:

Silverstar Holdings, Ltd.

Report of independent Certified Public Accountant
Consolidated Balance Sheets at June 30, 2004 and 2003
Consolidated Statements of Operations for the years ended June 30, 2004, 2003 and 2002
Consolidated Statements of Cash Flows for the years ended June 30, 2004, 2003 and 2002
Consolidated Statement of Consolidated statements of stockholders' equity and Comprehensive loss for the years ended June 30, 2002, 2003 and 2004
Notes to the Consolidated Financial Statements for the years ended June 30, 2004, 2003, and 2002

2. Financial Statement Schedules:

All schedules have been omitted since the required information is included in the consolidated financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Boca Raton, State of Florida, on the 28th day of September, 2004.

SILVERSTAR HOLDINGS, LTD.

BY: /s/ Clive Kabatznik

Clive Kabatznik
President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated.

Signature	Title	Date
/s/ Michael Levy Michael Levy	Chairman of the Board of Directors	September 28, 2004
/s/ Clive Kabatznik Clive Kabatznik	President, Vice Chairman, Chief Executive Officer, Chief Financial Officer, Director and Controller	September 28, 2004
/s/ Cornelius Roodt Cornelius Roodt	Director	September 28, 2004
/s/ Joseph Weil Joseph Weil	Director	September 28, 2004
/s/ John Grippo John Grippo	Director	September 28, 2004

EXHIBIT INDEX

Exhibit Number	Description
3.1	Memorandum of Association of the Registrant(2)
3.2	Bye-Laws of the Registrant(2)
4.3	Indenture dated April 25, 1997 between the Registrant and American Stock Transfer & Trust Company(1)
4.6	Stock Option Agreement(3)
10.2	Form of FSAH Escrow Agreement(2)
10.3	Form of First Amended and Restated Employment Agreement of Clive Kabatznik(2)
10.4	Form of FSAM Management Agreement(2)
10.5	Form of Consulting Agreement with Michael Levy(2)
10.6	1995 Stock Option Plan(2)
10.7	Asset purchase agreement by and among First South Africa Holdings PTY Ltd. and minority shareholders of First Lifestyle Holdings, Ltd., Ethos Private Equity, Cornelius Roodt and certain other purchasers and the Company, dated as of September 24, 2000(4)
10.8	Fantasy Sports Asset Acquisition Agreement dated as of November 17, 2000(5)
10.9	Agreement between Sports Team Analysis and Tracking Systems of Missouri, Inc. and Fantasy Sports Enterprises dated October 7, 2002(6)
10.10	Amendment to Agreement dated July 21, 2003 between Fantasy Sports Enterprises, Inc. and Sports Team Analysis and Tracking Systems of Missouri, Inc.(6)
21.1	Subsidiaries of the Registrant(6)
23.1	Consent of Rachlin Cohen and Holtz(6)
31.1	Certificate Pursuant to Section 302 of the Sarbanes Oxley Act of 2002(6)
32.1	Certification Pursuant to 18 U.S.C. Section 1350 adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002(6)

---

(1) Incorporated by reference is the Registrant's Current Report on Form 8-K, Exhibit 4.1 (filed on September 10, 1997).

(2) Incorporated by reference is the Registrant's Registration Statement on Form S-1 (No. 33-99180) (filed on November 9, 1995), as amended on Form S-1/A No. 1, Form S-1/A No. 2, Form S-1/A No. 3 (filed on December 27, 1995, January 16, 1996 and January 24, 1996, respectively) and Form 10-Q for the fiscal quarter ended March 31, 2000.

(3) Incorporated by reference is the Registrant's Registration Statement on Form S-1 (No. 333-33561) (filed on August 13, 1997), as amended on Form S-1/A No. 1, Form S-1/A No. 2 and For S-1/A No. 3 (filed on December 9, 1997 , January 22, 1998 and February 11, 1998, respectively).

(4) Incorporated by reference to the Company's current report on Form 8-K filed with the Commission on October 12, 2000.

(5) Incorporated by reference to the Company's current report on Form 8-K filed with the Commission on December 1, 2000.

(6) Filed herewith.

Exhibit 21.1

SILVERSTAR HOLDINGS, LTD.
PRINCIPAL SUBSIDIARIES
AS OF JUNE 30, 2004

Name	State of Incorporation	Conducts Business Under
First South Africa Holdings (PTY), Ltd.	South Africa	Same
First South Africa Management Corp.	Delaware	Silverstar Holdings
Fantasy Sports, Inc.	Delaware	Same
Silverstar Holdings, Inc.	Delaware	Same
Student Sports, Inc.	Delaware	Same

Exhibit 31.1

I, Clive Kabatznik, Chief Executive Officer and Chief Financial Officer of Silverstar Holdings, Ltd. (the "registrant") certify that:

4. I have reviewed this annual report on Form 10-K of the registrant;

5. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

6. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

7. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Company and we have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) [intentionally omitted pursuant to SEC Release Nos. 33-8238 and 34-47986];

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

8. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: September 30, 2004

By: /s/ Clive Kabatznik
Clive Kabatznik
Chief Executive Officer and
Chief Financial Officer
(Principal Executive and Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES—OXLEY ACT OF 2002

In connection with the Annual Report of Silverstar Holdings, Ltd. (the "Company") on Form 10-K for the year ended June 30, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Clive Kabatznik, Chief Executive Officer and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. §1350, adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

By: /s/ Clive Kabatznik
Clive Kabatznik
Chief Executive Officer and
Chief Financial Officer
(Principal Executive and Financial Officer)
Date: September 30, 2004

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Silverstar Holdings, Ltd. and will be retained by Silverstar Holdings, Ltd. and furnished to the Securities and Exchange Commission or its staff upon request.

Gail Montgomery
President & CEO

Phone 914 701-4501
Fax 914 696-0862
Email gmontgomery@nutrition21.com

November 8, 2004

Dear Shareholder:

This year, an estimated 800,000 new cases of diabetes will be diagnosed in the United States. Diabetes currently affects about 18 million Americans and is projected to affect 23 million within the next decade. Type 2 diabetes is approximately 10 times more prevalent than type 1. Both are diseases with serious consequences that shorten life span by as much as 15 years.

Type 2 diabetes and its twin culprit, obesity, have become major public health concerns. The cost of care and quality of life issues associated with their alarming increase threatens to overwhelm the US healthcare system and rob our citizens of their vitality. Current annual direct and indirect costs associated with diabetes are estimated at $105,000,000,000, and nearly 25% of all Medicare expenditures are attributed to diabetes care.

We confidently think that Nutrition 21 is poised to make a major contribution to the prevention and treatment of type 2 diabetes. Our proprietary chromium science platform has yielded consistent results showing that our nutritional products can significantly improve blood sugar and lipid control in people with and at risk for diabetes. Over the past few years, studies have shown that:

- Low chromium levels, which have already been observed in people with diabetes, have been correlated with an increased risk of diabetes and cardiovascular disease.
- Average US diets are low in chromium and adequate efficacious doses are difficult to obtain in the diet.
- Chromium picolinate is safe, and safe at doses far in excess of the supplemental levels needed to deliver health benefits.
- Studies have shown that chromium picolinate is well absorbed and bioavailable.
- Chromium picolinate is an insulin sensitizer that improves blood sugar control.
- Chromium picolinate when combined with biotin, as Diachrome®, significantly improves glycemic control, blood sugar, lipid profiles and other bio-markers associated with type 2 diabetes in as little as 30 days and does so at one-tenth the cost of comparable prescription drugs.

In the coming year, we expect to continue to present and publish our findings and promote the use of our products within the medical community. If we establish medical consensus, we expect to lobby third party payers for reimbursement and adoption of the use of our products.

Our goal is to improve outcomes and lower the cost of care for people with diabetes. We look forward to communicating these benefits to consumers. Market research has shown that Americans are eager to use more natural and cost-effective means of managing their diabetic symptoms. We expect to offer consumers a safe, affordable and effective means of helping to improve blood sugar, cholesterol and triglyceride profiles – and to do so without side effects or contraindications.

The potential impact of our product rollout is exciting. Consider the following:

- A preliminary economic analysis generated by Thomas Jefferson University's Department of Health Policy at Jefferson Medical College, Philadelphia, PA, has already indicated that significant healthcare savings of $405 to $729 per person per year could result from the use of Diachrome as an adjunct nutritional therapy for people with type 2 diabetes.
- Therefore, if by the year 2008, Diachrome were adopted as a supplemental adjunct to existing treatment regimens by 5% of the current diagnosed diabetes population, total annual US public healthcare savings of $375 million to $674 million could be anticipated.
- Supplying this same segment of the diagnosed US population with a 12 month supply of Diachrome, priced at approximately $12.50 per patient per month (below today's average monthly co-pay for prescription drugs) would generate approximately $135 million in retail sales.

A 5% penetration of this rapidly growing diabetes market over the next three to four years is a formidable goal for a company of our size today. However, we believe it is not unreasonable to expect that Diachrome can become a staple of standard diabetes care protocols. Why?

We believe that this is possible because we have laid a strong clinical foundation to pave the way for the adoption of Diachrome by the medical community, regulators and consumers. We have invested in a definitive 450 patient multi-center clinical trial that we expect will satisfy the medical community's expectations for properly evaluating the effect of Diachrome. While we have yet to conclude and analyze the trial results, an interim analysis has already shown significant benefits. The trial is scheduled for completion in mid-November.

In conducting this trial, we have formed a strong strategic alliance with XLHealth, Inc., an award winning Disease Management Company. Assuming a favorable outcome, we hope to have XLHealth incorporate Diachrome into its treatment protocol. This will be a key step in the Company's longer-term program to secure government and healthcare approval of Diachrome as a reimbursed first line medical nutrition therapy for all US patients with diabetes. We have also anticipated the need for longer-term trials to evaluate the ongoing benefits of Diachrome supplementation. Therefore we have initiated an extension phase of the Diachrome trial program where we will observe its effect over a full year.

Besides successfully completing the XLHealth study in mid-November, it is also important that we achieve approval by the FDA of our health claims on the role of chromium picolinate in reducing the risk of type 2 diabetes. We can't predict either outcome, but preliminary evidence in earlier Diachrome trials has been strong, and we think that we have made a convincing case in our FDA health claim petition.

To reach this point, we spent heavily on research and development over the last few years. We invested in regulatory approvals and submissions, built a new management team, secured new patents, forged new vendor relationships, and built new alliances in both the supplement and healthcare industry. We self funded much of this investment out of our high margin ingredient business in which we supply chromium picolinate for patented uses in human and animal nutrition. This has limited the need to date for outside funds to less than $3.5 million.

We anticipate that our ingredient customers will be eager to explore new applications for chromium as we publicize our new scientific findings. We expect that as the science unfolds, the market for chromium, no longer hindered by misguided safety concerns and questions of limited efficacy, will expand, one day possibly rivaling the market created for calcium. When it does, we expect that chromium picolinate will become ubiquitous. Chromium picolinate will be used to improve the glycemic index of foods and beverages. Chromium picolinate will be added to vitamin and mineral formulas. Chromium picolinate will be incorporated into specialty supplements and medical food brands. We are already in discussions for new ingredient uses for chromium picolinate with several large and well-recognized consumer packaged goods companies.

Again, I believe we are poised to make a major contribution to the health of the American people and potentially to the world at large. We are close to the tipping point, the time at which the academic, medical and consumer communities will embrace the importance of our science. This year, we have seen an increase in the National Institutes of Health funding of independent chromium research at the University of Pennsylvania, Pennington Biomedical Research Center, Yale and Johns Hopkins Universities. This investment confirms government interest in chromium's potential role in public health. As evidenced by the attendance of hundreds of diabetes educators at the scientific symposium, which we sponsored at the Annual Meeting of the American Association of Diabetes Educators (AADE) in August 2004, we are confident that mainstream medicine is beginning to acknowledge chromium picolinate's promise as an adjunct treatment for the prevention of diabetes and other health conditions associated with insulin resistance.

We expect Fiscal 2005 to be a turning point in our Company history. Thank you for standing by us, supporting us and believing in our ability to unlock the potential of our chromium technologies. As our company brings to market Diachrome, a unique product, at a great price, at the right time and to a market in critical need, I expect that your longstanding belief in my vision and our Company's execution will be validated.

Sincerely,

Gail Montgomery